Exhibit D
THE REPUBLIC OF TURKEY
     This description of the Republic of Turkey is dated as of September 29, 2005 and appears as Exhibit D to the Republic of Turkey’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2004.

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     Except as otherwise specified, all amounts in this Country Description are expressed in Turkish Lira (TL), New Turkish Lira (YTL) or in U.S. dollars ($). See “Financial System—Exchange Rates and Exchange Policies” for the average exchange rates for Turkish Lira into U.S. dollars. On December 31, 2004, the Central Bank of Turkey (the “Central Bank” or the “CBT”) foreign exchange buying rate for U.S. dollars was TL1,342,700 per U.S. dollar. On September 22, 2005, the Central Bank foreign exchange buying rate for U.S. dollars was YTL1.3311 per U.S. dollar.
     The fiscal year of the Government of the Republic of Turkey (the “Government”) ends on December 31. The 12-month period ended December 31, 2004 is referred to in this report as “2004” and other years are referred to in a similar manner.

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RECENT DEVELOPMENTS
GENERAL
     In 2002, the International Monetary Fund (the ‘‘IMF’’) Executive Board and The Republic agreed on a stand-by arrangement for 2002-2004 (the ‘‘2002-2004 Stand-By Arrangement’’), which provided for international lending of up to SDR1 12.8 billion. During 2002, 2003 and 2004 Turkey drew SDR 11.9 billion (at the time of the release of the eighth tranche on July 30, 2004, approximately $17 billion) under the 2002-2004 Stand-By Arrangement. At the time of the release of the fifth tranche on August 1, 2004, the IMF also amended Turkey’s principal repayment schedule and, as a result, a total of $4.4 billion of scheduled repayments due in 2004 was deferred to 2005 and a total of $7 billion due in 2005 was deferred to 2006. On September 20, 2004, Turkey and an IMF team began program discussions for a new stand-by arrangement. The first part of the discussion was completed on September 29, 2004, and the second part of the discussion was completed on October 25, 2004. On December 14, 2004, the next round of discussions between the IMF and Turkey relating to a new stand-by arrangement was completed and an agreement on the draft letter of intent was reached. On April 26, 2005, Turkey submitted a new Letter of Intent and Memorandum of Economic and Financial Policies to the IMF. On May 11, 2005, the IMF Executive Board approved a new three year, SDR 6.66 billion (approximately $10 billion at the time) stand-by arrangement (the ‘‘2005-2008 Stand-By Arrangement’’) to support Turkey’s economic and financial program through May 2008. An amount equivalent to SDR 555.17 million (approximately $837.5 million at the time of the release) was made available immediately. The remaining balance is expected to be distributed in eleven equal tranches over the course of the 2005-2008 Stand-By Arrangement. In connection with the 2005-2008 Stand-By Arrangement, the IMF Executive Board also approved a one-year extension of Turkey’s obligation to repay to the IMF SDR 2.52 billion (approximately $3.8 billion as of May 11, 2005), which amount was to be payable by Turkey in 2006. On June 15, 2005, it was announced that discussions under the first review of the new Stand-By Arrangement had concluded and that an agreement had been reached in principle on a draft letter of intent. On September 8, 2005, an IMF mission started discussions on review of the new Stand-By Arrangement. On September 21, 2005, it was announced that the IMF mission made progress on key policy issues and that discussions would continue during the IMF/World Bank annual meetings in Waghinton, D.C. on September 24-25, 2005. These discussions will be concluded once the specifics of the macroeconomic framework and budget for 2006 and the structural reforms are finalized. Upon completion of the first review an amount equivalent to SDR 555.17 million (approximately $812.6 million as of September 22, 2005) will be made available.
     In October 2003, the Government and the World Bank agreed on a new Country Assistance Strategy to define a strategic framework for the World Bank’s support to Turkey. The Board of Directors of the World Bank approved the new Country Assistance Strategy for the 2002-2006 period on November 6, 2003. The Country Assistance Strategy consists of a World Bank lending program of up to $4.5 billion. In 2004, the World Bank committed $1.75 billion, which amount included, among others, the Third Programmatic Financial and Public Sector Adjustment Loan (PFPSAL-III) in the amount of $1 billion and a $202.0 million Renewable Energy Loan. PFPSAL-III aims to provide support to the Government’s financial and public sector reform program while ensuring that social programs are adequately funded. The Board of Directors of the World Bank approved PFPSAL-III on June 17, 2004 and the first $500 million tranche of the loan was disbursed on July 5, 2004. The second tranche of $500 million is expected to be released during the second half of 2005, subject to certain conditions. The World Bank has approved seven investment loans totaling $1.8 billion since the beginning of this year. Another five loans totaling $1.2 billion, one of which is for program lending, are expected to be negotiated in the Fall of 2005.
     Standard & Poor’s raised Turkey’s rating from B (stable outlook) to B+ (stable outlook) on October 16, 2003. On March 8, 2004, Standard & Poor’s outlook for its B+ rating for Turkey was revised from stable to positive. On August 17, 2004, Standard and Poor’s again revised Turkey’s rating from B+ (positive outlook) to BB– (stable outlook). Moody’s outlook for its B1 rating for Turkey was upgraded from negative to stable on October 21, 2003 and from stable to positive on February 11, 2005.

[1]	The Special Drawing Right, or SDR, serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.48140 on September 6, 2005.

     On January 31, 2004, the Law on the Currency Unit of The Republic (Law No. 5083) was published in the Official Gazette. In accordance with Law No. 5083, a new currency, known as New Turkish Lira or YTL, was introduced on January 1, 2005. The conversion rate of the Turkish Lira to the New Turkish Lira is: TL1,000,000 = YTL1. The subunit of the New Turkish Lira is Yeni Kurus or Ykr; 1 New Turkish Lira is equal to 100 Kurus. Turkish Lira and New Turkish Lira banknotes and coins will be in physical circulation in 2005. However, beginning on January 1, 2006, old Turkish Lira banknotes will be withdrawn from circulation. The Central Bank will convert old Turkish Lira to New Turkish Lira for a period of ten years. After January 1, 2006 (when old Turkish Lira banknotes are withdrawn from circulation), the word ‘‘new’’ will be eliminated from the name ‘‘New Turkish Lira’’ and the currency of Turkey will again be called Turkish Lira.
     On December 25, 2003, the Assembly passed the New Tax Law (Law No. 5035), which is part of the Government’s medium-term tax strategy to reform the current tax system in a manner consistent with Turkey’s commitments under the 2002-2004 Stand-By Arrangement. The law was published in the Official Gazette on January 2, 2004. On January 29, 2004, the law implementing the second phase of Turkey’s tax reform was approved by the Assembly. The law provides for tax and investment incentives in certain regions in Turkey. On July 16, 2004, the law completing a portion of the final phase of Turkey’s tax reform, which provides tax incentives and eliminates double taxation, was approved by the Assembly, and, on July 31, 2004, such law was published in the Official Gazette. The final phase of the tax reform was concluded by the approval of Law No. 5345 on May 5, 2005, which is intended to restructure the Revenue Department. On May 16, 2005, Law No. 5345 was published in the Official Gazette.
     The Assembly approved the Municipalities Law (Law No. 5215) on July 9, 2004, and the Metropolitan Municipalities Law (Law No. 5216) on July 10, 2004. Both laws are intended to reorganize the structure, duties and responsibilities of municipalities. On July 22, 2004, President Sezer approved the Metropolitan Municipalities Law and sent the Municipalities Law back to the Assembly for revision. On July 23, 2004, the Metropolitan Municipalities Law was published in the Official Gazette. The Assembly approved the new Municipalities Law (Law No. 5272) on December 7, 2004, and the law was published in the Official Gazette on December 24, 2004. In January 2005, the Constitutional Court cancelled the Municipalities Law. The decision was published in the Official Gazette on April 13, 2005 and will remain in effect until October 13, 2005. During this six-month period the Assembly will introduce revised legislation to address the technical issues raised by the Constitutional Court.
     On July 14, 2004, the Assembly passed new legislation regarding the reorganization of special off-budget accounts and appropriations. With the approval of the new law (Law No. 5217), special accounts and appropriations are included in the budget and are intended to enhance the transparency of budget practices. On July 23, 2004, Law No. 5217 was published in the Official Gazette.
     On September 26, 2004, the Assembly passed the new Turkish Penal Code which is intended to bring the Turkish penal code in line with EU standards. On October 12, 2004, the new Penal Code (Law No. 5237) was published in the Official Gazette, and, on December 17, 2004, the new Code of Penal Procedure (Law No. 5271) was published in the Official Gazette. The new Penal Code has been in effect since June 1, 2005.
     On December 1, 2004, Turkey announced its Pre-Accession Economic Program for the 2005- 2007 period. The goals of the program are, among other things, to sustain Turkey’s current growth performance, maintain Turkey’s single digit inflation and further reduce interest rates, further decrease the ratio of net public debt to GNP and bring the budget into balance by the end of the program.
     On December 29, 2004, a Government decree regarding the reduction of value added taxes (‘‘VAT’’) was published in the Official Gazette. In accordance with the decree, the VAT collected from food, education and health products was reduced to 8% from 18% beginning on January 1, 2005.
     On December 30, 2004, the Assembly passed a new law (Law No. 5281) regarding the reduction of income taxes and the simplification of taxation practices on financial instruments. In accordance with the new law, the upper limit of income taxes was reduced by 5% to 40% beginning in 2005, the tax exemption on financial instruments was eliminated and a new tax on financial market instruments was introduced (which will be effective starting on January 1, 2006). On December 31, 2004, Law No. 5281 was published in the Official Gazette.

     Until 2005, the Consumer Price Index (‘‘CPI’’) and Wholesale Price Index (‘‘WPI’’) had been calculated based on the relative increase or decrease in prices since 1997. In January 2005, the State Institute of Statistics introduced the Producers Price Index (‘‘PPI’’) to replace WPI, revised the components of CPI and changed the base year to 2003. While WPI had provided a public/private sector breakdown, PPI is to be calculated for overall sectors, without a breakdown for public/private sector. In addition, new indicators for core inflation, which was previously defined as inflation in the private manufacturing industry, were introduced by the State Institute of Statistics. The new indicators are variations of CPI that exclude certain components (such as CPI excluding seasonal products, CPI excluding raw food products and CPI excluding energy).
     On June 1, 2005, the Law Regarding Amendments to the Execution and Bankruptcy Act (Law No. 5358) was published in the Official Gazette.
POLITICAL CONDITIONS
     The following table sets forth the composition of the Assembly by total number of seats as of September 22, 2005:

Political Party	Number of Seats
Justice and Development Party (AKP)	355
Republican People’s Party (CHP)	158
Motherland Party (ANAP)	17
Social Democrat People’s Party (SHP)	4
True Path Party (DYP)	4
People’s Ascent Party (HYP)	1
Independents (no party affiliation)	7
     The most recent local elections for municipalities were held on March 28, 2004. The Justice and Development Party (AKP) received 41.7% of the votes cast for the seats in city councils of the municipalities and was able to secure the mayoral position in 57 out of 81 cities. The Republican People’s Party (CHP) received 18.2% of the votes cast for the seats in city councils and won mayoral positions in 9 cities. The Nationalist Action Party (MHP) and the True Path Party (DYP) received 10.5% and 10.0% of the votes, respectively.
     On February 15, 2005, Minister of Culture and Tourism, Mr. Erkan Mumcu resigned from both the Cabinet and the ruling AKP. On April 2, 2005, Mr. Mumcu was elected as the leader of the ANAP. On June 2, 2005, three ministers of the Cabinet (the Minister of Agriculture, the Minister of Public Works and the Minister Responsible for the Status of Women) resigned from the Cabinet. Their respective replacements were appointed on the same day.
KEY ECONOMIC INDICATORS
•	In the first quarter of 2004, GNP grew by an estimated 13.9%, compared to the same period in 2003. In the second quarter of 2004, GNP grew by an estimated 15.7%, compared to the same period in 2003. In the third quarter of 2004, GNP grew by an estimated 5.7%, compared to the same period in 2003. In the fourth quarter of 2004, GNP grew by an estimated 6.6%, compared to the same period in 2003. In 2004, GNP totaled TL428.9 quadrillion, which represents a real increase of 9.9% as compared to 2003. GNP grew by an estimated 5.3% and 3.4% in the first and second quarters of 2005, respectively, compared to the corresponding periods in 2004.

•	For the month of August 2005, CPI increased by 0.85% and PPI increased by 1.04%.

•	Turkey’s PPI and CPI for the August 2004 — August 2005 period were 4.3% and 7.9%, respectively. Year-end CPI for 2004, which was 9.3%, was less than the revised official target of 10% for the year 2004. The official CPI year-end target for 2005 is 8%.

•	On September 22, 2005, the Central Bank foreign exchange buying rate for U.S. dollars was YTL1.3311 per U.S. dollar, compared to an exchange buying rate of TL1,502,399 per U.S. dollar on September 22, 2004.

•	On September 13, 2005, the Government offered an interest rate of 14.20% for 91-day Treasury bills, compared to an interest rate of 20.61% for 91-day Treasury bills on September 14, 2004.

•	The industrial production index fell by 0.3% in July 2005, compared to an increase of 12.2% in July 2004. The industrial production index rose by 10.6% in the first quarter of 2004, by 16.2% in the second quarter of 2004 and by 8.5% in the third quarter of 2004 and by 4.7% in the fourth quarter of 2004. The industrial production index rose by 6.2% in the first quarter of 2005 and by 3.0% in the second quarter of 2005.

•	Beginning in January 2005, the State Institute of Statistics has published a household labor force figure each month based on the average of three months (i.e., the January 2005 figure covers the December 2004 – February 2005 period). The unemployment rate was 11.5% for January 2005, 11.7% for February 2005, 10.9% for March 2005, 10.0% for April 2005 and 9.2% for May 2005.

•	The unemployment rate increased to 12.4% in the first quarter of 2004, decreased to 9.3% in the second quarter of 2004, increased to 9.5% in the third quarter of 2004 and increased to 10.0% in the fourth quarter of 2004, compared to a rate of 12.3% in the first quarter of 2003, a rate of 10.0% in the second quarter of 2003, a rate of 9.4% in the third quarter of 2003 and a rate of 10.3% in the fourth quarter of 2003. The annual unemployment rate decreased to 10.3% in 2004 from 10.5% in 2003.

•	Official unemployment was 2,830,000 in the first quarter of 2004, 2,269,000 in the second quarter of 2004, 2,390,000 in the third quarter of 2004 and 2,428,000 in the fourth quarter of 2004, compared to 2,844,000 in the first quarter of 2003, 2,418,000 in the second quarter of 2003, 2,328,000 in the third quarter of 2003 and 2,396,000 in the fourth quarter of 2003. Annual unemployment was 2,498,000 in 2004 and 2,493,000 in 2003.

•	On October 15, 2004, it was announced that the salaries of civil servants would be raised by an average of 10.7% in 2005. On December 28, 2004, it was announced that the minimum wage would be increased by 10% in 2005. Negotiations between the Government and the public sector workers’ union regarding wage increases for public sector workers were finalized on July 5, 2005. It was announced that the wages of public sector workers would be increased by 10% for the year 2006 and by 3% for each six-month period in 2007. On August 30, 2005, it was announced that the salaries of civil servants would be increased by 2.5% for each six-month period in 2006.
TOURISM
•	Net tourism revenue was approximately $13.4 billion in 2004.

•	From January to July 2005, net tourism revenues increased by approximately 17.8% to $6.6 billion from approximately $5.6 billion during the same period in 2004.

•	From January to August 2005, the number of foreign visitors visiting Turkey increased by approximately 23% to approximately 14,599,968 foreign visitors from approximately 11,850,018 foreign visitors during the same period in 2004.

FOREIGN TRADE AND BALANCE OF PAYMENTS
     The total trade deficit for 2004 was approximately $23.9 billion. Between January and July 2005, the trade deficit amounted to approximately $18.2 billion, as compared to approximately $13.3 billion in the same period of 2004. The current account balance for 2004 was a deficit of approximately $15.5 billion. The current account balance produced a deficit of approximately $15.0 billion between January and July 2005, as compared to a deficit of approximately $10.7 billion in the same period of 2004. The current account balance amounted to approximately 5.1% of GNP for the year ended December 31, 2004.
     As of September 2, 2005, total gross international reserves were approximately $66.4 billion (compared to $58.7 billion as of December 31, 2004), commercial bank reserves and special finance house reserves were approximately $24.0 billion (compared to $21.1 billion as of December 31, 2004) and gold reserves were approximately $1.6 billion (compared to $1.6 billion as of December 31, 2004). As of September 16, 2005, Central Bank reserves were approximately $40.7 billion, compared to $40.8 billion as of December 31, 2004.
     As of September 21, 2005, the Central Bank held YTL397 million in public sector deposits.
PUBLIC FINANCE AND BUDGET
•	For the year ended December 31, 2004, total budget expenses were TL141,020,860 billion and total revenues were TL110,720,859 billion.

•	From January to August 2005, consolidated budget expenditures were approximately YTL92,008 million and consolidated budget revenues were approximately YTL85,253 million, compared to approximately TL88,871 trillion and TL70,871 trillion during the same period in 2004, respectively.

•	From January to August 2005, the consolidated budget deficit was approximately YTL6,755 million, compared to TL18,000 trillion during the same period in 2004.

•	From January to August 2005, the primary surplus reached approximately YTL25,605 million, compared to TL22,569 trillion during the same period in 2004.

•	For the year ended December 31, 2004, the primary surplus for consolidated budget amounted to TL26,175 trillion, or approximately 6.1% of GNP.

•	On October 17, 2004, the Council of Ministers submitted the draft budget for 2005 to the Assembly. The Assembly passed the 2005 budget on December 27, 2004, and the budget was published in the Official Gazette on December 31, 2004. The 2005 budget targets GNP growth of 5.0%, a 6.5% primary surplus/GNP ratio for the public sector and 8.0% WPI and CPI rates at the end of 2005.

•	In January 2005, Turkey announced its 2005 financing program. According to the 2005 financing program, Turkey expects to repay a total of approximately YTL200.3 billion of debt in 2005, of which approximately YTL176.5 billion constitutes domestic debt and approximately YTL23.8 billion constitutes external debt service. The total borrowing target for Turkey in 2005 is approximately YTL172.6 billion, of which approximately YTL154.4 billion would consist of domestic borrowing and approximately YTL18.2 billion would consist of external borrowing. Of the YTL18.2 billion of external borrowing expected in 2005, YTL7.9 billion is expected to be raised through bond issuances, YTL7.4 billion from international financial institutions and YTL2.9 billion through project financing. Other sources of funds in 2005 are expected to consist of primary surplus (which is targeted to yield YTL25.5 billion), privatization revenues (which is targeted to yield YTL1.5 billion) and collections from guaranteed receivables (which is targeted to yield YTL0.7 billion).

PRIVATIZATION
     The advisor for the privatization of Türk Telecom was selected in August 2002. Two separate decrees for the privatization of Türk Telecom were approved by the Council of Ministers on May 9, 2003 and were submitted to President Sezer for his review. On November 13, 2003, the Council of Ministers passed a decree relating to the sale of Türk Telecom, which stated that 51% of the shares of Türk Telecom will be sold through a block sale and the remainder of the shares will be sold through an initial public offering. On June 16, 2004, the Assembly enacted a law permitting the sale of a majority of the shares of Türk Telecom to be sold to foreign investors. The formal tender process for the block sale of 55% of Türk Telecom commenced with the tender announcement on November 25, 2004. On July 1, 2005 it was announced that Oger Telecom’s bid for 55% of the shares of Türk Telecom (US$6.55 billion) had been accepted, and the bid was approved by the Turkish competition authority on July 21, 2005. The bid must now be approved by the President of the Council of State.
     The Government’s plans for privatization include, among others, Petkim (petrochemicals company), Tüpraþ (a petroleum refining company), Turkish Airlines, Tekel (tobacco unit), certain sugar factories, the Ýstanbul Stock Exchange, the Ýstanbul Gold Exchange and the National Lottery Organization, as well as the transfer of operational rights on certain highways and Bosphorus bridges and the privatization of Halk Bank and Ziraat Bank and certain energy generation and distribution companies. The privatization of the Motor Vehicle Inspection Service (estimated at $613.5 million) is still in progress. Although the Government’s target for privatization revenues in 2003 was $4 billion, revenues from privatizations for the year 2003 were approximately $171.6 million. Revenues from privatization were approximately $1.3 billion in 2004. As of July 1, 2005, revenues from privatization are approximately $1.35 billion.
     On May 6, 2003, the Privatization Administration announced that the auction process for Petkim would be completed in early June 2003. On June 6, 2003, 88% of Petkim’s shares were auctioned off for $605 million and Standart Kimya Petrol Doğalgaz Sanayi ve Ticaret A.Ş. was the winning bidder. On August 6, 2003, the sale was cancelled because Standart Kimya Petrol Dogalgaz Sanayi ve Ticaret A.Ş. failed to meet its financial obligations. On August 26, 2003, the Privatization Administration re-opened the auction for Petkim. On January 30, 2004, however, the auction was cancelled because there was an insufficient number of bids. On April 15, 2005, the public offering process was finalized and the sale of 34.5% of the shares of Petkim was consummated, raising $287.7 million.
     An announcement for the block sale of 65.76% of the public shares of Tüpraş was made on June 7, 2003. Final negotiations were held in January 2004. The highest bid, for approximately $1.3 billion, was made by Efremov Kautschuk GMBH, which bid was approved by the Privatization High Council. On June 3, 2004, the Ankara Administrative Court cancelled the decision of the tender commission to privatize 65.76% of public shares in Tüpraº. On November 26, 2004, the Council of State approved the Ankara Administrative Court ruling which annulled the privatization of 65.76% public shares in Tüpraº. On March 4, 2005, the Privatization Administration completed the block sale of 14.76% of the shares of Tüpraº to foreign investors. On April 29, 2005, the Privatization Administration announced the sale of an additional 51% of Tüpraº shares through a block sale. On September 12, 2005, a consortium led by Turkish conglomerate Koc Holding made the highest bid, which totaled $4.14 billion.
     A privatization plan for Tekel’s tobacco and alcohol entities was approved by the Privatization High Council in December 2002. On November 5, 2003, the auctions for the tobacco and alcohol entities were held. The highest bids for the tobacco entities and alcohol entities were $1.15 billion and $292.0 million, respectively. On November 11, 2003, the tender for the tobacco entities was cancelled because the bid failed to meet the Government’s expectations. On December 22, 2003, the Privatization High Council ratified the results of the tender for the alcohol entities. Negotiations with the highest bidder for the alcohol entities were completed on February 27, 2004 and the parties entered into a definitive agreement. The tender for the privatization of the tobacco unit of Tekel was announced on December 13, 2004. The original bidding deadline for the tender was postponed from February 18, 2005 to March 4, 2005 and, subsequently, to April 8, 2005. On April 8, 2005, the privatization of the tobacco unit of Tekel was cancelled because no offer was received. On May 18, 2005, the Privatization Administration announced its intention to sell the assets of Tekel’s tobacco unit. On July 26, 2005, the sale of Tekel’s tobacco unit assets to The Union of Chambers and Commodity Exchanges in Turkey (TOBB) for $100 million was finalized.

     The preliminary tender period for the privatization of state-run Turkish Airlines, by way of a public offering, began on November 17, 2004. The public offering of 23% of the shares of Turkish Airlines was completed on December 3, 2004.
     The privatization of the Motor Vehicle Inspection Service (Araç Muayene İstasyonu) (US$ 613.5 million) is still in progress.
     On May 24, 2005, the Privatization Administration announced the anticipated sale of 46.12% shares of Ereğli Demir ve Çelik Fabrikaları A.Ş, an iron and steel company. The bidding deadline is September 26, 2005.
BANKING SYSTEM
     As of June 24, 2005, the Savings and Deposit Insurance Fund, or the SDIF, had taken over 22 private banks since 1997.
     On July 17, 2004, the Assembly passed Law No. 5230, which called for the merger of Pamukbank with the state-owned bank Halkbank, which merger was finalized on November 17, 2004.
     In order to settle and reschedule the debts of Çukurova Group and to accelerate the sales process for Yapı Kredi Bank, three separate supplementary agreements were executed: one between Yapı Kredi Bank and the Çukurova Group dated July 20, 2004; one between SDIF and the Çukurova Group dated August 4, 2004; and one between BRSA and the Çukurova Group dated August 5, 2004. While the agreements signed by each of the SDIF and Yapı Kredi Bank with Çukurova Group consist of a repayment protocol concerning the restructuring of the debt, the agreement between BRSA and Çukurova Group aims to solve the ownership problem of the Yapı Kredi Bank and accelerate the sale process. Çukurova Group failed to pay the first required installment to Yapı Kredi under the supplementary agreement dated July 20, 2004. As a result, the supplementary agreement was annulled and the former agreement between the parties, dated December 31, 2002, was reinstituted. The agreements between Çukurova Group and each of the BRSA and SDIF, which were signed in August 2004, remain in effect. In January 2005, it was announced that Çukurova Group and Koc¸ Finansal Hizmetleri (‘‘KFH’’) A.Ş. signed a protocol to begin talks regarding a potential sale of the shares of Yapı Kredi Bank. UniCredito Italiano S.p.A. acquired a 50% stake in KFH A.Ş. in 2002. On May 8, 2005, Çukurova Group and KFH entered into a definitive share purchase agreement for the purchase of 57.42% of the shares of Yapı Kredi Bank held by Çukurova Group and the SDIF. On August 11, 2005, it was announced that BRSA approved the transfer of Yapi Kredi Bank shares to KocBank.
DEBT
     The Government’s total domestic debt was approximately YTL239.5 billion as of August 2005, compared to TL224.5 quadrillion as of December 2004.
     During the period from January — August 2005, the average maturity of Turkish internal public debt was 25.4 months, compared to 13.6 months in the same period in 2004. The average annual interest rate on internal public debt in local currency on a compounded basis was 18.2% as of August 2005, compared to 26.5% in the same period in 2004.
     As of December 31, 2003, the external debt was $145.4 billion, of which $23.0 billion was short-term debt. As of December 31, 2004, the total outstanding external debt was $161.8 billion, of which $31.9 billion was short-term debt. The outstanding external debt of Turkey was approximately $160.0 billion at the end of the first quarter of 2005.
     Since December 31, 2004, Turkey has issued the following external debt:

•	$2 billion of global notes on January 24, 2005, which global notes mature on February 5, 2025 and have a 7.375% interest rate.

•	EUR1 billion of Eurobonds on February 16, 2005, with a maturity of twelve years and a 5.5% interest rate.

•	$1.25 billion of global notes on June 7, 2005, which global notes mature on June 5, 2020 and have a 7.00% interest rate.

•	EUR650 million of Eurobonds on July 6, 2005, with a maturity of seven years and a 4.75% interest rate.
     The aggregate amount of scheduled repayment of principal and interest on the medium-term and long-term external debt of Turkey as of June 30, 2005 was $27.4 billion, $28.8 billion and $21.4 billion for 2005, 2006 and 2007, respectively.
INTERNATIONAL RELATIONS
     As a result of the war against Iraq, neighboring countries, including Turkey, have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures. Turkey continues to be affected by the consequences of conflicts in other countries in the Middle East, including Iraq, and has been the victim of isolated terrorist attacks.
     The European Council’s parliamentary assembly removed Turkey from its human rights monitoring list on June 22, 2004. The ninth European Union harmonization package was submitted to the Assembly on June 24, 2004. Turkey’s level of progress towards alignment with the Accession Partnership in the context of National Programme has been welcomed by the EU. On October 6, 2004, the European Commission, the EU’s executive arm, published a progress report on Turkey’s eligibility to begin EU accession negotiations. The report concluded that Turkey has sufficiently fulfilled the Copenhagen political criteria and recommended that accession negotiations be opened, provided that certain conditions, including the enactment of key legislation, are satisfied.
     On December 17, 2004, the European Council announced that Turkey has sufficiently fulfilled the Copenhagen political criteria to open accession negotiations, provided that six specific pieces of legislation are implemented. Moreover, the European Council invited the European Commission to present to the European Council a proposal for a framework for accession negotiations with Turkey, with a view towards opening such accession negotiations on October 3, 2005. The first draft of the framework for the accession negotiations was released by the European Commission on June 29, 2005.
     On June 13, 2005, the EU Ministers of Foreign Affairs approved a protocol extending Turkey’s Customs Union to ten new EU Member States. The signing of this protocol is one of the preconditions for the commencement of accession negotiations set for October 3, 2005. On July 29, 2005 the Government signed the protocol and released a unilateral declaration stating that execution, ratification and implementation of this protocol does not constitute a recognition of the Republic of Cyprus referred to in the protocol, nor does it prejudice Turkey’s rights and obligations under the Treaty of Guarantee, the Treaty of Alliance, and the Treaty of Establishment of 1960. In response, a declaration by the European Community and its member states acknowledged Turkey’s execution of the protocol in accordance with the conclusions of the European Council and expressed regret that Turkey had made the unilateral declaration regarding Cyprus.
     The UN Secretary General submitted the final text of the Annan plan for Cyprus in March 2004. The Annan plan (which calls for the eventual reunification of the island) was put to separate and simultaneous referenda in Cyprus on April 24, 2004. While the Greek Cypriots rejected the Annan plan (75.8% against), the Annan plan was approved by 64.9% of Turkish Cypriots. Since the date of the referenda, numerous international organizations led by the UN and the international community have applauded the Turkish Cypriot people’s affirmative vote and have called for the immediate restoration of their direct economic, trade and cultural activities internationally. Some developments in that direction have already taken place.
     In September 2003, the United States and Turkey agreed upon the terms of up to $1.0 billion in grants for Turkey, which could be used to support up to $8.5 billion in direct loans or loan guarantees. On March 24, 2005, Turkey announced that it did not intend to make use of the loan package for the 2005-2007 period.

DESCRIPTION OF THE REPUBLIC
     Turkey has a democratically elected parliamentary form of government. Since the founding of the Republic in 1923, Turkey has aligned itself with the West and is a member of numerous international organizations, including the North Atlantic Treaty Organization (“NATO”), the Council of Europe, the World Bank, the IMF and the Organization for Economic Cooperation and Development (the “OECD”). Turkey is also an associate member of the EU and a founding member of the European Bank for Reconstruction and Development (the “EBRD”).
     Beginning in 1980, the Government embarked upon a series of market-oriented reforms which, among other things, were designed to remove price controls and reduce subsidies, reduce the role of the public sector in the economy, emphasize growth in the industrial and service sectors, encourage private investment and savings, liberalize foreign trade, reduce tariffs and promote export growth, ease capital transfer and exchange controls and encourage foreign investment, increase the independence of the Central Bank and reform the tax system. Turkey moved towards full convertibility of the Turkish Lira by accepting the obligations of Article VIII of the IMF Articles of Agreement in March 1990. Turkey has developed a market-oriented, highly diversified economy with growing industrial and service sectors, while retaining a prominent agricultural sector that makes the country largely self-sufficient in foodstuffs. In 2004, the service sector, industrial sector and agricultural sector accounted for 10.2%, 9.4% and 2.0%, respectively, of Turkey’s gross domestic product. See “Economy—Services,” “Economy—Industry” and “Economy—Agriculture.”
LOCATION, AREA AND TOPOGRAPHY
     Turkey, situated at the junction of Europe and Asia, is an important crossroads between Western Europe, the Middle East and Asia. Turkey’s location has been a central feature of its history, culture and politics. Turkey’s land borders extend for more than 2,600 kilometers and are shared with eight countries: Greece and Bulgaria in the west and northwest, Iran in the east, Armenia, Georgia and Azerbaijan in the northeast, and Iraq and Syria in the south.
     Turkey’s coastline extends for approximately 7,200 kilometers along the Black Sea in the north, the Aegean Sea in the southwest and the Mediterranean Sea in the south, all of which are connected by the Bosphorus, the Sea of Marmara and the Dardanelles.
     Turkey has an area of approximately 768,000 square kilometers, and its topography is varied. Most of the country consists of highland plateau surrounded by mountainous areas which rise toward the east. Climatic conditions differ widely among the regions.
POPULATION
     According to estimates of the State Institute of Statistics (SIS) and the State Planning Organization (SPO), population growth averaged approximately 1.41% per annum between 2000 and 2005 and Turkey’s population as of June 2005 was estimated to be 72.2 million.
     Turkey’s population is comparatively young, and the transformation of Turkey’s economy from a largely agricultural economy to an industrial and service-oriented economy has led to an increasingly urban population. According to the SIS and the SPO, in 2004, 60.3% of the population lived in urban areas and 39.7% lived in rural areas.
     The largest cities in Turkey are Istanbul, the country’s commercial center, and Ankara, its capital, with populations of 9.9 million and 3.9 million, respectively. Other cities with populations in excess of one million are Adana, Antalya, Bahkesir, Bursa, Diyarbakir, Gaziantel, Hatay, Izmir, Kayseri, Kocaeli, Konya, Manisa, Mersin, Samsun and Sanhurfa.

     In 2004, total civilian employment was 21.79 million, of whom approximately 34.0% were employed in agriculture, 18.3% in industry and 47.7% in services. See “Economy—Employment and Wages.” The unemployment rate was 10.3% in 2004.
     According to the State Planning Organization, Turkey has made significant progress in improving social welfare over the last decade. Life expectancy increased from an average of 65 years in 1985-1990 to an average of 70.7 years in 2004. The infant mortality rate decreased from 65 per thousand for the period 1985-1990 to 29 per thousand for the period 1998-2003. The adult literacy rate increased sharply from 67.5% to 87.3% between 1980 and 2000.
     Turkey is constitutionally a secular state. The vast majority of the Turkish population is Muslim. There are very small numbers of non-Muslims in Turkey, including Greek Orthodox, Armenian Christians and Jews. The official language of Turkey is Turkish.
GOVERNMENT ORGANIZATION AND POLITICAL BACKGROUND
     A popular nationalist movement began in Turkey before the turn of the century and gathered momentum in the aftermath of World War I. Turkey was declared a republic on October 29, 1923, upon the abolition of the Sultanate. Mustafa Kemal Ataturk was elected as the Republic’s first President. Ataturk instituted a series of sweeping social reforms that have played a central role in the development of modern Turkey. The Constitution of Turkey (the “Constitution”) was adopted in 1924 and provided for an elected Grand National Assembly (the “Assembly”) to be the repository of sovereign power. Executive authority was vested in the Prime Minister and the Council of Ministers (the “Cabinet”). Changes were made in the legal, political, social and economic structure of Turkey, and Islamic legal codes were replaced by Western ones. Ataturk’s reforms and Western orientation continue to be the dominant ideological element in Turkey today.
     Historically, the military has been an important factor in Turkish government and politics. The Turkish military establishment has intervened in Turkish politics three times since 1959 (in 1960, 1971 and 1980) to provide stability in the face of political and social factionalism. Each time, the military withdrew after the election of a new civilian government and the introduction of changes to the legal and political systems.
     Turkey’s current Constitution, which was revised and ratified by popular referendum in 1982, contains a system of checks and balances aimed at ensuring a strong central government and reducing factionalism in the Assembly. The Constitution provides for the Assembly, a President and a Prime Minister. The President is elected for a seven-year term by a vote of the Assembly, and the Prime Minister is appointed by the President from the Assembly. The Prime Minister, in turn, nominates other members of the Cabinet, who are then approved by the President. The Cabinet, chaired by the Prime Minister, exercises the executive powers of the Government.
     The members of the Assembly are elected for five-year terms. The Constitution provides for a system of proportional representation and forbids the formation of political parties on the basis of class, religion or ethnic identity. The Election Law (Law No. 298) provides that parties whose nationwide vote in general elections is less than 10% are not eligible for seats in the Assembly. On the other hand, a party must have at least 35% of the nationwide vote in order to have a simple majority in the Assembly.
     Judicial power in Turkey is exercised by courts whose independence is guaranteed by the Constitution. The Constitutional Court (the “Constitutional Court”) decides issues relating to the form and substance of laws, decrees and rules of the Assembly and matters relating to public officials and political parties. The Court of Appeal is the court of last resort for most civil and criminal matters, while military matters are referred to a separate system of courts.
     In July 1995, a series of amendments to the Constitution were adopted. Among other things, the amendments brought into effect reforms related to the formation of political parties, membership in political parties and the involvement of unions and other organizations in political activities. The amendments also reduced the legal voting age from 20 to 18, increased the number of members of the Assembly from 450 to 550 and removed restrictions on the ability of academic personnel and university students to engage in political activities.
     On June 30, 1997, the ruling coalition Government, composed of the pro-Islamic Welfare Party (RP), led by Necmettin Erbakan, and Tansu Ciller’s center-right True Path Party (DYP) collapsed after the resignation of Mr. Erbakan following widespread resignations from both parties. Earlier in 1997, Mr. Erbakan had agreed to implement a series of proposals made by the National Security Council designed to reinforce the secular nature of the Constitution. In accordance with the Constitution, the National Security Council is composed of the Prime Minister, the Chief of the General Staff, the Minister of National Defense, the Minister of Internal Affairs, the Minister of Foreign Affairs, the Commanders of the Army, Navy and Air Force, and the General Commander of the Gendarmerie, under the chairmanship of the President of the Republic.
     The Government was replaced by a secularist coalition headed by Prime Minister Mesut Yilmaz of the center-right Motherland Party (ANAP), Bulent Ecevit’s Democratic Left Party (DSP) and the Democratic Turkey Party (DTP).
     On January 16, 1998, responding to a case submitted by the Government prosecutor seeking to revoke the status of the Welfare Party on constitutional grounds, the Constitutional Court ordered the closure of the Welfare Party after determining that its activities contravened the principles of the secular Constitution. The Constitutional Court also terminated the Assembly memberships of former Prime Minister Erbakan and five other deputies and banned Mr. Erbakan and six other Welfare Party members from being the founder, member, administrator or supervisor of any political party for five years.

Following the closure of the Welfare Party by the Constitutional Court, a new political party, the Virtue Party (FP), was formed in Turkey. A majority of the deputies from the former Welfare Party joined the Virtue Party.
     In the general elections that took place on April 18, 1999, Mr. Ecevit’s Democratic Left Party (DSP) placed first with 22.2% of the vote and 136 deputies in the 550-seat Assembly. The Nationalist Action Party (MHP) led by Devlet Bahceli came in second with 18.0% of the vote and 129 seats. The Virtue Party won 15.4% of the vote and 111 seats. Mr. Yilmaz’s Motherland Party (ANAP) won 13.2% of the vote and 86 seats while the True Path Party (DYP) won 12.0% of the vote and 85 seats. On May 28, 1999, then President Suleyman Demirel approved a coalition Government of the Democratic Leftist Party (DSP), the Nationalist Action Party (MHP) and the Motherland Party (ANAP), led by Mr. Ecevit as Prime Minister. On May 16, 2000, Ahmet Necdet Sezer, formerly the chief judge of the Constitutional Court, became President of Turkey.
     On June 22, 2001, the Virtue Party (FP), which had been the main opposition party, was banned by the Constitutional Court as a result of alleged anti-secular activities. Certain deputies of the former Virtue Party formed the Saadet Party, under the leadership of the head of the former Virtue Party, Recai Kutan. The remaining deputies of the Virtue Party formed the Justice and Development Party (AKP) under the leadership of the former mayor of Istanbul, Recip Tayyip Erdogan.
     In 2002, Turkey was challenged by a weakened government and political uncertainty about its future. In July 2002, Mr. Ecevit’s refusal to step down as Prime Minister resulted in the resignation of half of the members of the Democratic Left Party in the Assembly. As a result of the resignations, the three-party coalition, consisting of the Democratic Left Party, the Motherland Party and the Nationalist Action Party, lost its absolute majority, with the number of seats it held in the Assembly falling to 270 out of 550. Prime Minister Ecevit announced that general elections would be held in November 2002, approximately 17 months before the scheduled general elections, and on July 31, 2002, the Assembly voted to hold elections on November 3, 2002.
     The most recent general elections for the Assembly were held on November 3, 2002. The Justice and Development Party (AKP) received 34.3% of the votes and was able to secure 363 out of 550 available seats in the Assembly. As a result of the elections, the Justice and Development Party (AKP) won a simple majority in the Assembly. The Republican People’s Party (CHP) was the only other political party in the new Assembly, having received 19.4% of the votes and 178 seats in the Assembly. Independent candidates (unaffiliated with political parties) gained 9 seats in the Assembly. The next general elections will be held in 2007.
     The following table sets forth the official results of the November 3, 2002 elections by percentage of total votes and number of seats won:
Table No. 1
Composition of the Assembly
(as of November 3, 2002 elections)

	Number of	Percentage of
	Seats	Total Votes
Justice and Development Party	363	34.3
Republican People’s Party (CHP)	178	19.4
Independent candidates (no party affiliation).	9	1.0
Nationalist Action Party (MHP)(1)	0	8.4
True Path Party (DYP) (1)	0	9.6
Young Party (GP) (1)	0	7.3
Democratic People’s Party(1)	0	6.2
Others(2)	0	14.0

	550	100.0

(1)	Failed to obtain the requisite 10% of total votes; no seats in the Assembly.
(2)	Includes all other political parties that failed to obtain the requisite 10% of total votes.

Source: Grand National Assembly.

     The official results of the November 3, 2002 elections were published in the Official Gazette on November 10, 2002. President Sezer appointed Mr. Abdullah Gül from the Justice and Development Party (AKP) as the new Prime Minister on November 16, 2002. Prime Minister Gül’s cabinet was approved by President Sezer on November 18, 2002. The number of ministries comprising the cabinet was reduced from 35 to 25. Mr. Ali Babacan was appointed as the Minister in charge of the Undersecretariat of Treasury. Mr. Abdullatif Sener was appointed as the Deputy Prime Minister in charge of the Privatization Administration and the State Planning Organization. Mr. Kemal Unakitan was appointed as the Finance Minister. The list of the new council of ministers was published in the Official Gazette on November 19, 2002 and the new Government’s program was approved by the Assembly on November 28, 2002.
     In December 2002, parliamentary elections in the province of Siirt were invalidated due to alleged election irregularities. The High Electoral Board reset the election date for the general elections to March 9, 2003. In February 2003, Mr. Recep Tayyip Erdogan, the leader of the Justice and Development Party (AKP) announced his intention to run for the Siirt parliamentary post. In the election on March 9, 2003, Mr. Erdogan won the election for the Siirt parliamentary post and was later appointed by President Sezer as the Prime Minister of Turkey. On March 23, 2003, Prime Minister Erdogan formed the 59th Government of the Republic, which received a vote of confidence from the Assembly. See “Recent Developments—Political Conditions”.
INTERNATIONAL ORGANIZATIONS
     Since its establishment in 1923, the Republic has closely aligned itself with the West. It is a founding member of the United Nations (“UN”), and has been a member of NATO since 1952, an associate member of the EU since 1963, and an associate member of the Western European Union (“WEU”) since 1992. Turkey supports NATO expansion and believes that the development of the European security structure should be completed on the basis of NATO standards. Furthermore, Turkey is a party to several international treaties relating to disarmament and arms control.
     In addition, Turkey is a founding member of the Council of Europe, the European Bank for Reconstruction and Development and the Organization for Security and Cooperation in Europe (“OSCE”) and Turkey belongs to the World Bank, the IMF, the European Resettlement Fund, the Asian Development Bank, the Multilateral Investment Guaranty Agency (“MIGA”), the Bank for International Settlements (“BIS”) and the OECD. Furthermore, Turkey is a party to the General Agreement on Tariffs and Trade (“GATT”), a member of the World Trade Organization (“WTO”) and is a participant in the International Convention on the Harmonized Commodity Description and Coding System. Turkey is also a member of the Organization of the Islamic Conference and of the Islamic Development Bank.
     Turkey launched the Organization of the Black Sea Economic Cooperation, a regional trade organization, which brings together 11 countries (Albania, Armenia, Azerbaijan, Bulgaria, Georgia, Greece, Moldavia, Romania, the Russian Federation, Turkey and Ukraine) within a framework of economic cooperation. Turkey is also a founding member of the Economic Cooperation Organization (“ECO”), which was initially composed of Turkey, Iran and Pakistan in 1985. In 1992, the ECO was expanded to include Afghanistan, Azerbaijan, Kyrgyzstan, Kazakhstan, Tajikistan, Turkmenistan and Uzbekistan.
     In 1963, Turkey signed an association agreement (the “Ankara Agreement”) with the European Economic Community (“EEC”), which is now the EU. In 1970, an additional protocol to the association agreement was signed between Turkey and the then EEC that established the framework and conditions of the transitional stage of the association. Turkey seeks full membership in the EU and, in April 1987, Turkey submitted its formal application for membership. In late 1989, the EEC declared that Turkey was eligible to become a full member. The EEC decided to defer accession negotiations due to changes in the EU and Turkey’s economic situation at the time.
     In 1995, Turkey and the EU concluded a customs union (the “Customs Union”), pursuant to which Turkey and the EU eliminated all customs duties and equivalent charges on imports of industrial goods and processed agricultural products. The EU’s quotas on Turkish textile products were also eliminated. Turkey assumed the obligation to harmonize its tariffs and equivalent charges on the importation of goods from specific third countries with the EU’s common external tariff (from approximately 15% in 1995 to 4.4% in 2004) and to progressively adapt itself to the EU’s commercial policy and preferential trade arrangements with third countries. Although basic agricultural products were excluded from the initial package, a preferential trade regime for basic agricultural products was adopted as of January 1, 1998. Turkey is also progressively adopting many aspects of the Common Agricultural Policy of the EU.
     To adapt itself to the EU’s commercial policy and preferential trade arrangements with specific third countries, Turkey has signed a number of free trade agreements with all of the Central and Eastern European Countries (Romania, Hungary, Lithuania, Estonia, the Czech Republic, Slovakia, Bulgaria, Latvia, Slovenia and Poland) (collectively, the “CEECs” or “Central and Eastern European Countries”), Israel, The Palestinian National Authority, Tunisia, Morocco, Bosnia-Herzegovina, Croatia, Macedonia and the EFTA States (Norway, Iceland, Switzerland and Liechtenstein). The ratification process for the agreement with Morocco is nearly complete and the agreement with Syria is set to be ratified. Negotiations are underway with Egypt, Lebanon and Albania, and negotiations are expected to commence with the Faroe Islands, Serbia and Montenegro, Mexico, Chile, Algeria, Jordan, South Africa and the Mercado Comun del Sur (Argentina, Brazil, Paraguay and Uruguay, collectively MERCOSUR). With the enlargement of the EU in May 2004, Turkey’s free trade agreements with acceding countries have been terminated.
     Turkey has taken substantial steps to harmonize its legislation relating to competition, consumer protection, intellectual property and standardization of foreign trade with those of the EU. With the completion of the Customs Union, the association between Turkey and the EU, as stipulated by the Ankara Agreement, had entered its final stage. At a summit meeting in Helsinki, Finland in December 1999, the EU named Turkey as a candidate for membership in the EU. The recognition of Turkey as a candidate country ushered in a new era of Turkey-EU relations. The EU Commission prepared an Accession Partnership for Turkey (the “Accession Partnership”), which was made public on November 8, 2000, and was formally approved by the EU Council on February 26, 2001. The adoption of the Accession Partnership, which was revised in April 2003, was a crucial step in Turkey’s pre-accession strategy. In line with the Accession Partnership, Turkey announced a “National Program for the Adoption of the EU Acquis” on March 19, 2001. The National Program was submitted to the EU Commission on March 26, 2001 and was subsequently revised in July 2003. The process by which Turkey will become a member of the EU is referred to as the “Accession Process.”
     The EU committed to grant a total of EUR848 million to Turkey between 2000 and 2006. For 2005 and 2006, a total of EUR800 million has been pledged to Turkey. Turkey has also utilized EUR2.1 billion in credits from the European Investment Bank between 2000 and 2003 (EUR600 million of which was for earthquake assistance). The European Investment Bank announced its plan to lend an additional EUR2.3 billion of credits between 2004 and 2006. The EU’s pre-accession financial assistance for Turkey will have to be used exclusively in areas directly linked to the process of accession and alignment, and allocated solely to those programs and projects mutually agreed upon between the EU and the Government.
     Progress towards accession continues in accordance with the National Program. The opening of accession negotiations with the Commission, which is anticipated for October 2005, depends on the fulfillment of the Copenhagen political criteria. Within the last two years, Turkey has taken a number of important steps towards this end. The Constitution of Turkey was amended twice. The amendments covered a wide range of issues related to improving human rights, strengthening of the rule of law and restructuring democratic institutions. The Constitutional amendments were followed by legislative and administrative measures to ensure the proper implementation of the amendments.
     Turkey has undergone a period of reform and transformation since 1999. Between February 2002 and August 2003, seven harmonization packages were enacted. A new civil code has been adopted. Reforms with respect to freedom of thought and expression, freedom of association and peaceful assembly and freedom of religion have been implemented. There have also been reforms related to the judicial system, civil-military relations and anti-corruption measures have been established. Legal restrictions on individual cultural rights have been lifted and Turkish citizens have been given the right to learn and broadcast in languages other than Turkish and dialects spoken in different regions in Turkey. In addition, the death penalty has been abolished and the prison system has been reformed. The right to property of community foundations belonging to minorities in Turkey has been ensured and the legal basis needed for the activities of foreign foundations in Turkey has been established. New definitions and measures to deal with illegal immigration have been introduced.

     In accordance with the National Program and in response to Turkey’s serious economic crises in 2001, numerous economic reform measures have been adopted. Turkey has restructured its financial sector, ensured transparency in public finance and enhanced competitiveness and efficiency in the economy. Such structural reforms have already begun to yield tangible results.
     A reform monitoring group was established in September 2003 to ensure effective implementation of the reforms. In addition, a process of legislative scrutiny has also been conducted to assess progress in Turkey’s alignment with the Accession Partnership. Eight sub-committees of the EU Commission periodically convene to review the reforms being undertaken by Turkey. Turkey’s efforts were most recently acknowledged by the European Council at the Copenhagen European Summit in December 2002. The European Council in Copenhagen also announced that, if the European Council in December 2004 determines that Turkey fulfills the Copenhagen political criteria, the EU will open negotiations with Turkey without delay.
     In accordance with the Commission’s recommendations in the 2002 Strategy Paper for Turkey, it was also decided in Copenhagen that the accession strategy for Turkey would be strengthened, the process of legislative scrutiny would be intensified, the Customs Union would be extended and enhanced and the EU’s pre-accession financial assistance to Turkey would be significantly increased. Beginning in 2004, any financial assistance to Turkey would be financed under the budget heading “pre-accession expenditure”.
     In 2003, the EU Commission proposed a substantial increase in financial assistance for the period 2004-2006. Pre-accession financial assistance should reach EUR250 million in 2004, EUR300 million in 2005 and EUR500 million in 2006. Financial assistance will be linked to the priorities established in the Accession Partnership.
     A revised Accession Partnership was adopted by the EU Council on May 19, 2003 and the revised National Program was adopted on July 24, 2004. The revised documents establish the framework for the Accession Partnership and the timetable for implementing the priorities. The Accession Partnership and the National Program are revised from time to time to take account of progress made and the establishment of new priorities.
     In its 2003 regular report and strategy paper regarding Turkey’s progress towards accession, the EU Commission concluded that while a majority of the goals established in the Accession Partnership (as revised) have been fulfilled, certain shortcomings in the implementation of reforms continue to exist. The EU Council has encouraged Turkey to continue to implement the reforms outlined in the Accession Partnership and the National Program and build on the substantial progress already achieved.
     Since the Copenhagen European Summit, Turkey has achieved further reforms and continued harmonization efforts in gender equality, public administration and the enforcement of human rights. For example, on July 17, 2004, Parliament adopted a new Law of Associations that greatly reduces restrictions on the operations of non-governmental organizations.
     On October 6, 2004, the European Commission published its report and recommendation prepared in connection with the Copenhagen European Summit. The report and recommendation assessed the steps Turkey has taken regarding harmonization with the EU and determined that Turkey has made significant progress with regard to the Copenhagen political criteria. Consequently, on December 17, 2004, the European Council announced that it will open membership negotiations with Turkey on October 3, 2005. See “Recent Developments—International Relations”.
FOREIGN RELATIONS
     Turkey, as a country located between the Balkans, the Caucasus and the Middle East at the convergence of Europe, Africa and Asia, has played and continues to play a key role in the peaceful resolution of conflicts in the region, including, in particular, those in Bosnia and Kosovo, and actively participates in the Minsk Group of the Organization for Security and Cooperation in Europe, which is working to settle the Azerbaijan-Armenia dispute. Turkey supported the implementation of the Dayton Peace agreement for Bosnia and was instrumental in the establishment of the Bosnian-Croatian Federation.

Turkey pledged approximately $80 million, including $26 million in grants, for the reconstruction of Bosnia and Herzegovina. Turkey was also involved in a program with the United States to train and equip the Bosnian army and participated in the Multinational Protection Force deployed in Albania in accordance with a UN Security Council Resolution of March 1997. Turkey also took part in NATO’s peacekeeping force in Kosovo and accepted several thousand Kosovo refugees during NATO’s military campaign.
     Turkey places great importance on maintaining long-term, comprehensive stability in the Balkans. Turkey has provided substantial assistance to the Balkan nations to help them with reconstruction and rehabilitation efforts. Turkey continues to monitor the peace and stability in the region through its participation in KFOR and the UN police mission in Kosovo, SFOR and the EU police mission in Bosnia-Herzegovina (EUPM) and the EU police mission in Macedonia (EUPOL-PROXIMA) (KFOR and SFOR are special armed forces divisions formed by the international community), and is continuing that support through participation in EUFOR-ALTHEA, which will eventually take the place of SFOR forces in the region. Turkey launched the Southeastern European Countries Cooperation Process in February 1999 among Turkey, Albania, Bosnia and Herzegovina, Bulgaria, Greece, Croatia, Macedonia, Romania and the Federal Republic of Yugoslavia to create a regional platform for issues of common interest in the region. Turkey is also involved in the Multinational Peacekeeping Force for Southeastern Europe. In addition, Turkey is actively participating in the Stability Pact initiated by the EU, which strives to develop a comprehensive framework for dealing with problems in the region, and the Southeast European Cooperative Initiative. Turkey has further contributed to security in the region through its participation in the Regional Arms Control Verification and Implementation Assistance Center in Southeastern Europe.
     In an effort to contribute to the creation of a stable and peaceful environment in its region, Turkey has played a leading role in the formation of a Naval Task Force for the Black Sea (BLACKSEAFOR) that was created among the coastal states to respond to emergencies and environmental disasters in the region, as well as a multinational peacekeeping force for Southeastern Europe.
     The regions surrounding Turkey hold three-quarters of the proven oil and gas resources of the world. Given its unique geographical location, Turkey is focused on establishing an energy corridor between the energy-rich countries of the region and the energy consuming markets in the United States and Europe, in particular. To this end, the East-West Energy Corridor has been developed in close cooperation with the United States and the United Kingdom. The Baku-Tbilisi-Ceyhan (BTC) oil pipeline project, which is near completion, constitutes the backbone of the Corridor. The BTC, carrying one million barrels of oil a day to world markets, will also strengthen global energy security by alleviating the burden on the Turkish Straits. Other major projects which are under construction, such as the Baku-Tblisi-Erzurum (TBE) natural gas pipeline, the Arab Natural Gas Pipeline, the NABUCCO (Turkey-Bulgaria-Romania-Hungary-Austria) Natural Gas Pipeline and the Turkish-Greek-Italian Interconnector, will contribute to Turkey’s efforts to become a major artery of the European Union for natural gas in the years to come.
     Turkey seeks good relations with all countries, in particular its neighbors. In this regard, relations with Greece constitute an important aspect of Turkish foreign policy. The current constructive dialogue and cooperation between Turkey and Greece that began in 1999 following a series of earthquakes that struck the region has resulted in the execution of twenty-five agreements (including memoranda of understanding and protocols) since 1999 relating to, among other things, tourism, the environment, economic cooperation, culture and terrorism. New channels of communication have been opened between Turkey and Greece. For example, government ministers have had high-level visits, regular political consultations have been established and working groups have been implemented. The ongoing improvement in bilateral relations between Turkey and Greece has benefited both countries and the region as a whole.
     There are, however, unresolved issues in Turkey’s relations with Greece, including problems related to the status of Cyprus, which, since a coup d’etat on July 20, 1974, has been divided between Greek and Turkish communities. Turkey and the Turkish Republic of Northern Cyprus (TRNC) were critical of the EU’s decision in December 1997 to start accession negotiations with the Greek Cypriots. Through separate press statements, Turkey and the Turkish Republic of Northern Cyprus declared their belief that the Greek Cypriot side has no authority to negotiate on behalf of the whole island and that the EU’s decision was in contravention of the 1959-60 Treaty of Guarantee relating to Cyprus. The Treaty of Guarantee relating to Cyprus, signed by Turkey, Greece and Great Britain, precludes Cyprus from joining any international organization (such as the EU), unless Turkey and Greece are both also members of such international organization. Turkey is currently not a member of the EU.
     On March 31, 1998, Turkey and the Turkish Cypriot government announced the creation of a joint economic zone, which seeks to allow for transfers of technology, increased investment, standardization of customs duties and free circulation of capital, goods and services between the Turkish Republic of Northern Cyprus and Turkey. Turkey continues to support the efforts to negotiate a peaceful and lasting solution to the Cyprus issue, including the efforts of the United Nations Secretary-General. Mr. Denktas, the President of the TRNC and the then leader of the Greek Cypriots, Mr. Glafcos Clerides, had six rounds of talks relating to the status of Cyprus between January and September 2002. President Denktas promoted the Turkish Cypriot Party’s comprehensive proposals for a settlement in April and September 2002. In November 2002, the UN Secretary General presented the UN proposals for a comprehensive settlement in Cyprus and in December 2002, Mr. Denktas and Mr. Clerides conveyed their written replies to the Secretary General.
     The special adviser of the UN Secretary General submitted the revised proposals of the UN and invited the two leaders to Copenhagen for consultations. However, a settlement was not achieved. In late 2003, the negotiation process was re-launched. See “Recent Developments—International Relations”.
     In addition to fostering economic and political relationships with many countries, both in Europe and Asia, Turkey continues to develop political and economic relations with the Balkan, Caucasian and Central Asian countries. Turkey has actively encouraged trade with neighboring countries and has made substantial credit available to Bosnia, Georgia, Azerbaijan and the Central Asian countries through the Turkish Export Credit Bank (Turkish Eximbank). One objective of Turkish foreign policy has been to play a stabilizing role in the region.
     Turkey continues to support the independence of the Central Asian countries and facilitate their integration into the international community. Close historical, linguistic and cultural ties have served as a valuable foundation for a rapid development of relations. The Turkish Export-Import Bank has extended credits totaling $907 million (of which $689 million have already been allocated). The total trade volume between Turkey and the Central Asian countries increased from $1.2 billion in 2003 to $1.7 billion in 2004. Turkey has extended more than 10,000 scholarships to students from Central Asian countries since 1992. Turkey has also provided significant military assistance and training to deal with security issues and terrorist threats. The summits of Turkish-Speaking Countries serve as a platform for high-level exchanges among Turkey, Turkmenistan, Uzbekistan, Kazakhstan, Kyrgyzstan and Azerbaijan.
     Turkey has close political, economic, social and cultural ties with Armenia, Azerbaijan and Georgia (collectively, the “Caucasus”). The strategic position of the Caucasus enhances its significance for the stability of the region. Turkey recognized the independence of Armenia, Azerbaijan and Georgia in 1991, following the disintegration of the Soviet Union.
     Turkey has developed close relations with both Azerbaijan and Georgia. Reciprocal visits by government ministers of the countries have enhanced cooperation and stability. Turkey has actively supported the integration of Azerbaijan and Georgia into regional and global institutions such as NATO, the OSCE, the Council of Europe and the Black Sea Economic Cooperation. However, Turkey has not established diplomatic relations with Armenia.
     Conflicts in the Southern Caucasus, such as those relating to Nagorno Karabakh and Abkhazia, are obstacles to peace and stability. Turkey is actively involved in contributing to the peaceful resolution of these conflicts. For example, Turkey is a member of the OSCE Minsk Group that supports direct and indirect bilateral talks regarding Nagorno Karabakh between Azerbaijan and Armenia. Likewise, Turkey has communicated its willingness to assume a role as facilitator between Azerbaijan and Georgia in the Abkhazia conflict. The peaceful settlement of these conflicts will contribute to the stability and economic welfare of the region.
     Turkey also enjoys close economic, political and cultural relations with the countries in the Middle East. Total trade volume between Turkey and Saudi Arabia, Syria and Jordan has been increasing annually, and increased Turkish investment and construction activity by Turkish companies in the region should enable this trend to continue.

     Since the inception of the Middle East peace process, which Turkey actively supports, Turkey’s relations with Israel have expanded to include economic and military cooperation. In addition to a military training agreement signed in February 1996, Turkey and Israel signed a free trade agreement in March 1996. Turkey had a total trade volume with Israel of approximately $2 billion in 2004. Turkey seeks to further its technological and scientific cooperation with Israel. In addition to Israel, Turkey has relations with the Arab countries. Turkey actively contributes to the search for peace in the Middle East as a facilitator and, at the request of both the Israelis and the Palestinians, participates in the Temporary International Presence in Hebron. Furthermore, with a view towards developing economic and commercial relations between Turkey, Israel and the Palestinian Authority, a tripartite forum (Ankara Forum) has been established.
     High level visits between Turkey and the United States during 1999, including a visit to Turkey by former U.S. President William J. Clinton, paved the way for further enhancement of ties between the two countries. As a result of the meetings in 1999, Turkey and the United States have consolidated their “strategic partnership,” which involves close cooperation on a wide range of political and economic issues concerning Europe, the Caucasus, Central Asia and the Middle East. The two countries have been working together to maintain peace, prevent or contain regional conflicts, curb the proliferation of weapons of mass destruction, combat international terrorism and combat illegal drug trafficking and other organized transnational crime. See “Recent Developments—International Relations.”
     Although a strong ally of the United States, Turkey expressed certain reservations regarding military action against Iraq and, on March 1, 2003, the Assembly rejected the deployment of U.S. ground forces in Turkey for the war against Iraq. As a result of the war against Iraq, Turkey experienced certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures.
     In September 2003, the United States and Turkey agreed upon the terms of up to $1.0 billion in grants for Turkey, which could be used to support up to $8.5 billion in direct loans or loan guarantees.
     Prior to the start of Operation Iraqi Freedom in March 2003, Turkey initiated high-level exchanges with a number of neighboring countries (beginning in January 2003) to explore the possibility of a joint effort for peace in Iraq. Turkey’s policy with regard to Iraq remains unchanged following the US-led operation in Iraq. In order for Iraq to achieve lasting peace, Turkey has advocated the necessity to maintain the territorial integrity and the national unity of Iraq. Turkey is also actively committed to the reconstruction effort in Iraq. To date, Turkey has pledged $50 million to Iraq, to be utilized through bilateral projects, and $1.2 million to the World Bank and UNDG trust funds. Turkey also supports the efforts toward restoration of security and stability in Iraq and the establishment of representative democratic government in Iraq.
     Turkey complied with the United Nations sanctions against Iraq during and following the Gulf War of 1991 and Turkey suffered huge economic losses from such sanctions. The calculable losses of Turkey stemming from the sanctions amount to over $100 billion.
     The US-led coalition’s military operation in 2003 against Iraq added extra economic and financial pressure on Turkey. Since the beginning of the military operation in March 2003, the operations of the Kirkuk-Yumurtalık Oil Pipeline have not fully resumed. Turkey is presently trying to restore strong commercial ties with Iraq.
     Turkey and Afghanistan have historically enjoyed close relations. Turkey is committed to the restoration of peace and stability in Afghanistan and supports the Bonn Agreement. Turkey participated in the International Security Assistance Force (ISAF) in Afghanistan since its inception and assumed command of ISAF II between June 2002 and February 2003, and command of ISAF VII between February 2005 and August 2005. Turkey continues to contribute to this force, while also providing training for the Afghan National Army and police force. Turkey has similarly undertaken a number of reconstruction projects in the fields of education, health and agriculture. The Government first pledged $10 million over a period of five years for the reconstruction of Afghanistan, but this amount has already been surpassed. The actual contribution to Afghanistan’s reconstruction efforts during just the first two years following the Bonn Agreement will be approximately $17 million by the end of 2005. As such, Turkey recently announced that it intends to make an additional $5 million contribution to the reconstruction efforts to be paid over the last three years of the initial five year pledge period.

     In October 1998, Turkey and Syria entered into the Adana Memorandum, which provides a commitment from Syria to forbid activities of the Kurdish Workers Party (a terrorist organization also known as the PKK) within its borders. Since entering into the Adana Agreement, bilateral relations between Turkey and Syria are developing and reciprocal visits by government ministers of both countries have enhanced relations. Turkey believes the Adana Agreement is a step toward future economic and strategic cooperation between the two countries.
     Russia is an important neighbor and a key actor in the Eurasia region. Enhanced cooperation between Turkey and Russia is an important aspect of security and stability both regionally and globally. Reciprocal visits between Turkey and the Russian Federation have strengthened bilateral ties and enhanced understanding and cooperation between the two countries. The visit by former Prime Minister Bulent Ecevit to Moscow in November 1999, during which a Joint Declaration on Cooperation in Combating Terrorism was executed, was an important step in bilateral relations. The visit to Turkey by the then Prime Minister of the Russian Federation, Mikhail Kasyanov, in October 2000, further enhanced cooperation between the two countries. In June 2001, Turkey and the Russian Federation came to an understanding relating to the Action Plan for Cooperation in Eurasia, which was ultimately executed in November 2001.
     In December 2002, Prime Minister Mr. Tayyip Erdoğan visited Moscow in his capacity as the Leader of the Justice and Development Party. This was followed by the official visit of Mr. Abdullah Gül, Deputy Prime Minister and Minister of Foreign Affairs, to Russia in February of 2004. During this visit, the “2004-2005 Consultations Program” was signed. The Consultations Program envisages regular bilateral consultations between the countries in order to enable an exchange of views on all aspects of bilateral relations as well as regional and international issues of mutual interest.
     President Putin’s official visit to Turkey in December 2004 was the first such visit by a Russian head of state in over 30 years. During this visit, the “Joint Declaration on Deepening Friendship and Multilateral Cooperation between the Republic of Turkey and the Russian Federation” was signed. The declaration calls for the continuation of regular contacts and dialogue and for increased cooperation in the areas of bilateral trade, energy, tourism, culture, and joint action against terrorism and organized crime.
     Trade volume between Turkey and the Russian Federation reached $6.8 billion in 2003 and $10.9 billion in 2004. Turkish contractors have consolidated their position in the Russian construction market by attaining $13.7 billion in business to date. The number of Russians visiting Turkey in 2001, 2002, 2003 and 2004 was approximately 753,000, 946,000, 1,258,000 and 1,603,000, respectively. Enhanced cooperation in the energy sector, for example, the Blue Stream Project for the transportation of Russian natural gas to Turkey via an underwater pipeline in the Black Sea, is becoming a prominent feature of Turkish-Russian relations.
     Consistent with its view towards enhancing and diversifying its relations and cooperation on a global scale, Turkey is looking to improve bilateral economic, cultural and political relations with Asian countries, particularly with China, India and Japan. Moreover, Turkey attaches importance to furthering its relations and cooperation with African countries, evidenced by a 1998 action plan which aims to develop Turkey’s relations with Africa as a whole. In this spirit, Turkey opened the first African branch of the Turkish International Cooperation Agency in Addis Ababa in October 2004. This office will serve as a coordination center for Turkish humanitarian and developmental assistance to Africa. Turkey also intends to work closely with intra-continental organizations such as the New Partnership for Africa’s Development (NEPAD).
     Since the late 1990s, Turkey has been implementing a special action plan to improve its political, economic and cultural relations with Latin American and Caribbean countries. For example, in 1998, Turkey obtained permanent membership status in the two main political bodies in the region, the Organization of American States (OAS) and the Association of Caribbean States (ACS). Since then, Turkey has been participating in the annual meetings of these two organizations and contributes financially to their activities, especially in the fight against terrorism and the establishment of disaster relief operations and cultural programs. The trade volume between Turkey and Latin American and Caribbean countries reached $2 billion in 2004.

ECONOMY
BACKGROUND
     After the 1980s, significant progress was made in Turkey towards establishing a full-fledged market economy. In this respect, a radical policy shift from government intervention and import substitution towards a greater reliance on market forces and trade liberalization became apparent. In order to complete this process, international capital markets were entirely liberalized in 1989. In addition, a Customs Union covering Turkey’s industrial product and the last stage of the association agreement between Turkey and the European Community both began in 1996. These reforms contributed significantly to the dynamic growth of the private sector and underpinned the flexibility of the Turkish economy to adapt to both internal and external factors. The success of those reforms implemented in Turkey is also reflected by the strong performance of the Turkish economy in the last decade despite the existence of an unfavorable international environment.
     Turkey’s real GNP growth rate averaged approximately 3.5% during the period from 1995 to 2004. Over this period, the Turkish economy became more diversified. In particular, the industrial base was broadened, and exports of goods and services grew rapidly. In addition, financial markets expanded and became more sophisticated. Turkey’s external debt levels rose in absolute terms from $79.4 billion in 1996 to approximately $161.8 billion in 2004. See “Debt—External Debt and Debt Management.”
     In addition to the registered economy, Turkey has an unregistered economy, which is substantial, though by definition unquantifiable, and has historically not been reflected in the statistics of the Republic. The unregistered economy, which is referred to as “shuttle trade”, includes significant amounts of activity in the agricultural sector and in trade with the republics consisting of the Commonwealth of Independent States (“CIS”) (Azerbaijan, Armenia, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Uzbekistan and Ukraine). Consequently, trade and other figures may under-report the actual level of economic activity intended to be measured. The Government has been working with the World Bank to bring more untaxed economic activities within the scope of the registered economy, and therefore within the tax base of the Republic. Since 1996, the Government has developed a methodology to account for the portion of the unregistered economy relating to “shuttle trade” with the CIS republics. See “Foreign Trade and Balance of Payments—Current Account.”
GROSS NATIONAL PRODUCT
     Beginning in 2000, a program was initiated in conjunction with the IMF Stand-By Arrangement to reduce inflation and foster an environment for sustainable growth. Accordingly, economic activity, which had been declining since the last quarter of 1998, started to recover in 2000. In 2000, Turkey’s real GNP increased by 6.3%, mainly stemming from an 8.9% increase in domestic demand (excluding stockbuilding). In addition to more stable political and economic outlooks and diminished uncertainties, falling interest rates and sizable real interest payments were the main factors behind the sharp increase in domestic demand.
     After two consecutive financial crises in November 2000 and February 2001, GNP and GDP declined by 9.5% and 7.5%, respectively, in 2001. In 2001, total domestic demand decreased by 15.1% as net exports increased by 12.3%. The decline in GDP was partially offset by increases in net exports despite deep domestic demand deficiencies.
     Following the severe financial recession in 2001, the economy recovered in 2002 and GDP increased 7.9%. In 2002, value added increased 6.9% in the agriculture sector, 9.4% in the industrial sector and 7.5% in the services sector. Economic growth was mainly in stockbuilding and foreign demand. Domestic demand increased 1.7% and the contribution of stockbuilding to GDP growth was 7.1% in 2002. Private consumption increased 2.1% in 2002, but private fixed investment declined by 5.3% in 2002. The growth of the Turkish economy since 2002 demonstrates Turkey’s increasing economic stability.

     Economic growth was robust in 2003 as the GDP growth rate was 5.8%, which exceeded the target. Economic growth was driven by exports, improved consumer and business confidence and reduced interest rates. As a result of severe weather conditions and drought, agricultural value added declined by 2.5% in 2003. Value added in the industry and service sectors increased by 7.8% and 6.7%, respectively, in 2003. Export growth fueled confidence and induced private consumption and investment. Reductions in government consumption and investment and the net negative contribution of foreign trade as a result of growing imports did not hinder the economic recovery. In 2003, private consumption and private fixed investment increased by 6.6% and 20.3%, respectively.
     In 2004, GDP increased by 8.9%, surpassing the program target level. GDP growth was spurred by increases in private sector fixed investments and consumption expenditures, respectively caused by a 60.3% increase in machinery equipment investment and rises in durable and semi-durable goods from delayed demand. Due to high domestic demand for imported goods and services, growth was negative in net exports of goods and services. Also, due to a tight fiscal policy in 2004, neither public investments nor public consumption contributed positively to GDP growth.
     In May of 2004, private consumption expenditures began to slow, but due to counteractive measures already taken by Turkey, such expenditures are expected to rise by 3.8% in 2005. Imports of capital goods slowed down in the second half of 2004, and are expected to decrease through 2005. Private fixed capital investments are expected to increase by 9.4% in 2005, and GDP is expected to increase by 5% in 2005.
     The following table presents the components of real GNP and related figures for the years indicated:
Table No. 2
Gross National Product

	2000	2001	2002	2003	2004(1)
		(in billions of Turkish Lira)
At constant 1998 prices
GNP	53,447	48,351	52,188	55,251	60,698
Foreign balance	3,195	(1,280)	(734)	675	2,692

Total domestic demand	56,642	47,070	51,454	55,926	63,390

Allocation of Domestic Demand
Fixed Investment
Public	4,037	2,929	3,227	3,005	3,014
Private	8,839	5,956	5,323	6,461	9,236

Total fixed investment	12,876	8,885	8,550	9,465	12,250
Consumption
Public	6,447	6,340	6,474	6,436	6,479
Private	36,196	33,185	34,286	36,306	40,263

Total consumption	42,644	39,525	40,760	42,742	46,742

GNP (at current prices)	125,596,129	176,483,953	275,032,366	356,680,888	428,932,343
Turkish Lira/U.S. dollar (annual average)	623,749	1,222,921	1,504,598	1,495,307	1,422,511
GNP (at current prices, millions of dollars)	201,357	144,313	182,795	238,534	301,532
Population (mid-year, in thousands)	67,420	68,407	69,388	70,363	71,332
Per capita GNP (at current prices, in dollars)	2,987	2,110	2,634	3,390	4,227

(1) Estimate.

Source: SPO.
GROSS DOMESTIC PRODUCT
     There has been a significant change in the structure of economic activity in Turkey since the 1980s. The share of the industrial sector in GDP rose in the 1980s and has remained relatively stable in the

1990s. The share of the agricultural sector in GDP fell throughout the 1980s but has been relatively stable in the 1990s. The share of the services sector has continued to increase in the 1980s and 1990s.
     In 2004, GDP increased by 8.9%, compared with an increase of 5.8% in 2003. The industrial sector, which includes mining, manufacturing and energy, accounted for 24.9% of GDP in 2004, compared with 24.7% in 2003. In 2004, the agricultural sector’s share of GDP was 11.2%, compared with 11.7% in 2003, and the services sector was 63.9% of GDP in 2004, compared with 63.6% in 2003.
     The following table presents changes in the composition of GDP at current prices for the periods indicated:
Table No. 3
Composition of GDP by Sector
(at current prices)

	2000	2001	2002	2003	2004
		(percentage of total)
Agriculture	14.1	12.1	11.6	11.7	11.2
Industry	23.3	25.7	25.2	24.7	24.9
Mining	1.1	1.2	1.0	1.1	1.2
Manufacturing	19.2	20.6	20.1	20.0	20.4
Energy	3.0	3.9	4.1	3.6	3.3
Services	62.6	62.2	63.2	63.6	63.9
Construction	5.2	5.2	4.1	3.5	3.6
Trade	20.0	21.0	20.2	19.8	20.6
Transportation and communications	14.2	15.8	15.1	15.0	14.4
Government	10.1	10.4	10.0	10.2	9.9
Other	13.1	9.8	13.8	15.1	15.4
GDP Total	100.0	100.0	100.0	100.0	100.0

Source:	SIS.
     The following table presents real growth in output for GDP for the periods indicated:
Table No. 4
GDP Growth by Sector
(at 1987 prices)

	2000	2001	2002	2003	2004
	(by percentage)
Agriculture	3.9	(6.5)	6.9	(2.5)	2.0
Industry	6.0	(7.5)	9.4	7.8	9.4
Mining	(1.1)	(8.8)	(4.4)	(2.9)	2.6
Manufacturing	6.4	(8.1)	10.4	8.6	10.1
Energy	6.5	(2.1)	8.0	5.7	6.1
Services	8.9	(7.7)	7.5	6.7	10.2
Construction	4.4	(5.5)	(5.6)	(9.0)	4.6
Trade	12.0	(9.4)	11.0	8.1	12.8
Transportation and communications	5.5	(5.3)	6.0	8.4	6.8
Government	2.0	1.6	0.7	0.8	1.2
Other	11.2	(11.0)	10.7	10.1	—
GDP Total	7.4	(7.5)	7.9	5.8	8.9

Source:	SIS.
PRINCIPAL INDUSTRIES
     Turkey has a well-developed and increasingly diversified industrial sector. Since 1995, industrial production has increased primarily as a result of the expansion of domestic demand since the second quarter of 1995. In addition, decreased import costs as a result of the Customs Union with the EU and an increase in investment contributed to the rapid growth of industrial production.
     In 2000, the industrial sector value added increased by 6.0%. This increase resulted primarily from the 10.5% increase in private sector industrial production, and the industrial sector accounted for 23.3% of GDP and 18.2% of total civilian employment.
     In February 2001, Turkey entered into a deep recession. Capacity utilization rates in private manufacturing industry decreased to 66.7%, compared to 74.4% in 2000. In 2001, the industrial sector value added decreased by 7.5%. This decline in industrial production stemmed primarily from the contraction in domestic demand and a decrease in imports. As a result, private sector industrial production declined by 10.7% in 2001. In the same year, the industrial sector accounted for 25.7% of GDP and 17.5% of total civilian employment.
     In 2002, the economy began another growth period. The industrial sector value added increased by 9.4%, resulting mainly from the 13.4% increase in private sector industrial production. The industrial sector accounted for 25.2% of GDP and 18.5% of total civilian employment in 2002.
     In 2003, the industrial sector value added increased by 7.8%. In the same year, value added increased by 8.6% in the manufacturing industry, resulting mainly from the 13.3% increase in production in private sector manufacturing. In 2003, the industrial sector accounted for 24.7% of GDP and 18.2% of total civilian employment.
     In 2004, total industrial production and manufacturing industry production increased by 9.9% and 10.4%, respectively, compared to the same period in 2003. The capacity utilization rate for Turkey’s private manufacturing sector rose to 81.3% and the industrial sector value added increased by 9.4%. In the same year, value added increased by 10.1% in the manufacturing industry, resulting mainly from the 12.2% increase in production in the private manufacturing sector. The industrial sector accounted for 24.9% of GDP and 18.4% of total civilian employment in 2004.
     The following table presents industrial output for selected products for the periods indicated:
Table No. 5
Industrial Output

	Years					Percentage Change
	2000	2001	2002	2003	2004	2001/00	2002/01	2003/02	2004/03
			(in thousands of metric tons, unless otherwise indicated)
Mining
Hard Coal(1)	3,330	3,639	3,132	2,998	2,843	9.3	(9.0)	(9.5)	(5.2)
Lignite(1)	59,686	56,543	48,187	42,938	39,223	(5.3)	(14.8)	(10.9)	(8.7)
Crude Oil	2,748	2,551	2,440	2,375	2,276	(7.2)	(4.3)	(2.7)	(4.2)
Manufacturing
Filtered Cigarette (tons)	122,929	126,082	131,366	111,859	106,738	2.6	4.2	(14.8)	(4.6)
Raki & Beer (Mil liters)	759	764	796	841	867	0.7	4.1	5.7	3.0
Newsprint	128	88	54	20	0	(31.0)	(38.5)	(62.9)	—
Craft Paper	41	43	37	15	0	3.4	(12.7)	(58.7)	—
Sulfuric Acid	659	576	630	546	283	(12.6)	9.3	(13.3)	(48.2)
Polyethylene (tons)	224,592	206,526	201,380	191,034	191,683	(8.0)	(2.5)	(5.1)	0.3
PVC+PCC Comp (tons)	176,631	147,174	156,539	139,974	156,584	(16.7)	6.4	(10.6)	11.9
LPG	712	732	758	774	775	2.8	3.5	2.1	0.2
Naphtha	1,910	2,056	1,525	1,378	1,638	7.6	(25.9)	(9.6)	18.9
Gasoline	2,758	3,027	3,831	3,621	3,575	9.7	26.6	(5.5)	(1.3)
Gas Oil	6,919	7,579	7,736	8,086	7,673	9.5	2.1	4.5	(5.1)
Fuel-Oil	6,532	7,250	6,835	6,888	6,979	11.0	(5.7)	0.8	1.3
Bottles & Glass Articles	1,142	1,141	1,242	1,315	1,229	(0.1)	8.9	5.9	(6.6)
Crude Iron	5,333	5,289	5,012	5,694	5,836	(0.8)	(5.2)	13.6	2.5
Steel Ingot	13,596	14,382	16,046	17,644	19,859	5.8	11.6	10.0	12.6
Blistered Copper (tons)	29,951	24,792	19,375	14,425	11,860	(17.2)	(21.8)	(25.5)	(17.8)
Alumina (tons)	161,228	145,993	152,869	162,174	169,991	(9.4)	4.7	6.1	4.8
Cement	36,237	30,125	32,577	35,077	38,019	(16.9)	8.1	7.7	8.4
Tractor (No.)	35,908	15,054	10,371	29,288	38,240	(58.1)	(31.1)	182.4	30.6
Automobile (No.)	305,603	226,795	259,812	425,409	617,771	(25.8)	14.6	63.7	45.2
Truck (No.)	28,327	7,056	12,223	18,707	31,125	(75.1)	73.2	53.0	66.4
Bus and Minibus (No.)	46,841	12,446	15,506	43,458	64,006	(73.4)	24.6	180.3	47.3
Energy
Electrical Energy (Mil. Kwh)	124,922	122,725	129,367	140,129	149,881	(1.8)	5.4	8.3	7.0
Value Added in Industry (At 1987 Prices) (Bil TL)	33,738	31,207	34,142	36,793	40,234	(7.5)	9.4	7.8	9.4

(1) Pithead production.

Sources: SIS, SPO.

ENERGY
     Geographically, Turkey is in close proximity to 70% of the world’s energy resources. In 2004, Turkey imported 77.1% of its total energy requirements. In 2004, petroleum imports constituted 40.3% of total energy consumption. In addition, in 2004, Turkey imported 14.1 million metric tons oil equivalent of coal and 19.8 million metric tons oil equivalent of natural gas.
     In 1989, approximately 64% of Turkey’s crude oil imports came from Iraq. Following the UN’s embargo on Iraq, Turkey met its oil import needs from other sources, principally Saudi Arabia and Iran, although the cost (including transportation costs) of such imports increased substantially. Since 1995, Iraq has been permitted to sell a limited amount of oil in exchange for food, medicine and other humanitarian products. In 2004, 5.8% of Turkey’s crude oil imports originated from Iraq, compared to 5.2% in both 2002 and 2003.
     The following table presents Turkey’s oil imports by sources for the years indicated:
Table No. 6
Oil Imports

	2000	2001	2002	2003	2004
		(in millions of metric tons)
Iraq	4,087	563	1,238	1,255	1,389
Iran	3,793	4,894	4,539	7,029	5,968
Libya	3,594	4,414	3,900	4,580	4,906
Saudi Arabia	3,726	3,525	3,865	3,868	3,450
Russia	2,224	4,582	3,927	4,565	6,334
Syria	2,218	2,432	2,404	1,430	1,029
Algeria	—	80	267	240	397
Egypt	—	—	103	74	—
United Arab Emirates	—	—	—	—	—
Tunisia	—	71	65	43	—
Azerbaijan	—	—	—	33	28
Georgia	—	141	—	—	29
Kazakhstan	273	43	—	22	150
Italy	—	—	504	395	150
Others	1,756	2,497	2,850	563	—

Total Crude Oil Imports	21,671	23,243	23,662	24,096	23,830
Petroleum Products Imports	8,622	5,792	7,534	8,111	9,715

Source:	Ministry of Energy and Natural Resources (MENR)
     Energy development and power generation have been priority areas for public investment. In particular, Turkey is developing hydroelectric sources and embarked on a power and irrigation project (known as “GAP”) in Southeastern Anatolia in the early 1980s. The project region covers an area of 27,340 square miles, which corresponds to 9.5% of the total area of Turkey. GAP is a combination of 13 major installations primarily for irrigation and hydroelectric power generation. The project includes the construction of 22 dams and 19 hydroelectric power plants on the Euphrates and the Tigris rivers and their tributaries. It is planned that upon completion of GAP, approximately 1.8 million hectares (4.5 million acres) of land will be irrigated, and its power generating capacity will be approximately 7,500 MW. The total cost of GAP is expected to be $32 billion (excluding expropriation and overhead costs). The installed capacity of GAP hydropower plants in operation was 5518 MW as of December 31, 2004 (76% of the total generating capacity of GAP). In addition, as of December 31, 2004, approximately 13% of the total irrigation was completed, 8% was under construction and 79% was at the planning and final design level.
     Market Reform and Restructuring
     Turkey has achieved significant progress in establishing competitive market structures in the energy sector by increasing overall economic efficiency and encouraging new entry and investments. The Energy Market Regulatory Authority (EMRA), established in 2001, regulates the electricity, natural gas and petroleum markets. Petroleum market-related activities came under EMRA supervision in 2003. Independent market regulation and supervision, as provided by EMRA, is intended to ensure a sufficient supply of quality, low cost energy in a reliable manner.
     Natural Gas
     Natural gas has been used extensively for power generation in Turkey since the late 1980s. Turkey is utilizing natural gas to an increasing extent, both from its own reserves and from abroad, having established long-term purchase agreements with the Russian Federation. Turkey has very limited domestic gas reserves and national gas production represents approximately 3% of the total domestic demand. Consequently, nearly 97% of natural gas demand is satisfied by the Petroleum Pipeline Corporation of Turkey (BOTAŞ), which is Turkey’s sole natural gas importer. At present, BOTAŞ has 8 long-term sale and purchase contracts with 6 different supply sources.
     In 2004, primary natural gas supply amounted to 22.446 bcm or approximately 23% of the total energy supply. By the end of 2004, plants fired by natural gas represented 33% of the total installed capacity. Distribution is carried out by local distribution companies. At present, six major cities are supplied with natural gas (Ankara, İstanbul, Bursa, İzmit, Eskişehir and Adapazari). It is expected that sixty cities will have access to gas in the next five years (with fourteen cities receiving natural gas in the winter of 2005-2006) as development of the transmission and distribution infrastructure continues.
     Turkey began importing 6 bcm of natural gas from the former Soviet Union in 1987 under an agreement signed in 1986. Another agreement was signed in 1998 for the delivery of 8 bcm of natural gas through TURUSGAZ (a BOTAŞ, GAZPROM and GAMA joint venture company) from the western pipeline. Also, in 1997 a Natural Gas Sale and Purchase Agreement was signed between BOTAŞ and GAZEXPORT for the supply of 16 bcma of Russian gas to Turkey through the Black Sea.
     In order to diversify the natural gas supply sources and increase the supply security of Turkey, Turkey and Algeria entered into a 20-year term LNG Purchase Agreement in 1988. In 1995, an amendment to the agreement with Algeria was signed to increase the import volume from Algeria from two bcma to four bcma. In addition, BOTAS and Nigeria signed an LNG Sale and Purchase Agreement in 1995 for 1.2 bcma of natural gas equivalent of LNG. Turkey and Iran entered into a Natural Gas Sale and Purchase Agreement in 1996 for the supply of 10 bcma of Iranian natural gas to Turkey.
     Turkey has also entered agreements with Turkmenistan and Azerbaijan for the purchase of natural gas. However, there is currently no activity under these agreements.
     An agreement was initiated with Egypt providing for the delivery of Egyptian natural gas to Turkey though a pipeline crossing the Mediterranean Sea. When finalized, this agreement will not be within the scope of the Natural Gas Market Law in the event a deficit of supply occurs due to EMRA’s supply and demand balancing activities. Turkey also has a contract to receive 10 bcm of natural gas from Iraq.
     In 2004, Turkey imported 14.1 bcm of natural gas from the Russian Federation and 3.5 bcm of natural gas from Iran. Turkey also imported 3.2 bcm and 1.0 bcm of natural gas equivalent of LNG from Algeria and Nigeria, respectively.
     Recent analyses suggest that natural gas demand will increase parallel to the growth expected in primary energy demand.

     The Natural Gas Market Law, which is intended to foster competition in the natural gas sector, was enacted on May 2, 2001. Pursuant to the Law, the BOTAŞ monopoly structure will be gradually decreased, supply, transmission and distribution activities in the natural gas market will be organized and current legislation and applications will be harmonized with EU regulations. According to the law, companies are able to import, export, wholesale, transmit, distribute and store natural gas after obtaining a license from EMRA. Free entry in all segments of the market began in November 2002. See “—Restructuring the Electricity Sector” below. In the framework of the Natural Gas Market Law, EMRA has provided importation, transmission and storage licenses to BOTAŞ and BOTAŞ is currently conducting studies to transfer the natural gas purchasing contracts.
     Restructuring the Electricity Sector
     Significant steps have been made recently towards a fundamental restructuring of the electricity sector. The new Electricity Market Law came into effect in March 2001, with the objective of developing a transparent and competitive electricity market, achieving stability of supply, and ensuring high quality and inexpensive electricity. The most important aspect of the restructuring is the central role of competition in ordering the market. The law provides a framework for the establishment of institutions and addresses the following structural regulations:
•	Creates a new independent Energy Market Regulatory Authority (EMRA), governed by the Energy Market Regulatory Board, which is responsible for regulatory functions such as licensing, tariff setting and market monitoring.

•	Requires participants in defined market segments (generation, transmission, distribution, wholesale (trading) and retail) to be licensed by EMRA. It also requires that separate accounts be maintained for each licensed activity and location, each with specific rights and obligations.

•	Requires bilateral contracting between market participants, thus implying a residual balancing mechanism to operate the transmission system; a compulsory pool type wholesale market is excluded.

•	Provides competition, which began in March 2003, for consumers directly connected to the transmission system or with annual consumption of more than 9 GWh. This eligibility threshold was determined in January 2004 as 7.8 GWh, which corresponds to approximately 29% of the market at present. A 100% threshold is expected by 2011.

•	Provides for non-discriminatory and regulated third party access to the electricity grid and distribution system.
     Since September 3, 2002, the electricity market has been active and several regulations were enacted as secondary legislation by EMRA.
     The electricity sector in Turkey was dominated by two state-owned companies, the Turkish Electricity Generation and Transmission Company (TEAS) and the Turkish Electricity Distribution Company (TEDAS). Further structural separation of TEAS into three separate companies covering generation, trading and transmission activities was implemented on October 1, 2001. The companies, Turkish Electricity Transmission Corp. (TEIAS), Electricity Generation Corp. (EUAS) and Turkish Electricity Trading and Contracting Corp. (TETAS) are now legally in operation.
     Several models such as the Build-Operate-Transfer (the BOT Model), the Build-Own-Operate (the BOO Model), the Transfer of Operating Rights (the TOOR Model) were developed previously to provide effective means to attract foreign and domestic investment. There are 23 plants in operation based on the BOT Model with total capacity of 2350 MW, whereas approximately 6000 MW of capacity was built through the BOO Model. Two plants comprising a total of 650 MW of capacity are producing electricity based on the TOOR Model. However, the desired outcome was not obtained through application of these models and they were abolished pursuant to the provisions of the new Electricity Market Law, which envisages a competitive electricity market.

     Turkey consumed 150 billion kilowatt-hours (kWh) of electricity in 2004. Installed capacity has reached approximately 37 GW. According to the demand forecast for the short to medium term, significant growth rates in demand (7-8% per annum) is expected in the coming years, which implies the need for substantial new capacity.
     Auto-production is related to Law No. 3096 by Decree 85/9799 which allows the MENR to grant permission for industrial plants, residential complexes with more than 5000 dwellings, five star hotels, industrial zones, universities and municipal institutions to generate their own electricity. At present, approximately 180 auto-producer plants generate an annual power output corresponding to approximately 16% of the total electricity generation.
     With the enactment of the Electricity Market Law, incentives for the development of renewable energy have been promoted. In this context, a separate Law was enacted in May 2005 to promote renewables-based electricity generation within the market. The Law introduces feed-in tariffs and purchase obligations for distribution companies from certified renewable energy producers. However, the feed-in tariff system is only a transition scheme and market-based mechanisms will eventually be used. Furthermore, a $200 million Renewable Energy Project Loan provided by the World Bank was signed in May 2004 and is designed for investors seeking to generate electricity from renewable energy sources.
     The current structure resulting from efforts to increase private sector participation in the power sector is a critical issue at the current stage of the transition to a fully competitive market framework. The Strategy Paper for the Electricity Market Reform and Privatization endorsed by the High Planning Council in March 2004 outlines the steps to be taken towards a functioning competitive market, which includes the privatization of distribution assets and generation plants. Studies on privatization are underway and the privatization process will begin in the distribution sector, followed by the generation sector.
     Transmission ownership and operation functions will be under Government control through the Turkish Electricity Transmission Co. (TEİAŞ), as a result of the monopolistic nature of the transmission activity.
     Electricity Interconnections
     Turkey already has the following existing interconnections with neighbouring countries:
•	Bulgaria: two interconnections, each 400 kV

•	Azerbaijan (Nahcievan): two interconnections, one at 154 kV and the other at 34.5 kV

•	Iran: two interconnections, one at 400 kV and the other at 154 kV

•	Georgia: one interconnection at 220 kV

•	Armenia: one interconnection at 220 kV (which is not currently functioning because the 220/154 kV transformer in Kars (Turkey) has been removed)

•	Syria: one interconnection at 400 kV

•	Iraq: one interconnection at 400 kV (currently energized at 154 kV)

•	Greece: one link at 400 kV (in the construction phase)
     Although Turkey is connected to all these countries, none of the interconnectors can be operated with a synchronous parallel mode of operation. The synchronization of the Turkish power system with neighbouring countries in the East and Southeast is not possible at this time for technical reasons. However, technical studies for the synchronization of the Turkish power system with Union for the Coordination of Transmission of Electricity (“UCTE”) through interconnectors with Bulgaria are at the first stage and studies relating to the planned Greece interconnector currently under construction are at the second stage.

     In addition to technical problems, it is unlikely that the Turkish power system will synchronize with any of its Eastern and Southeastern neighbours except Syria because the UCTE has very strict rules for the extension of the interconnected network. The synchronization of the Turkish and Syrian power systems is within the scope of the Mediterranean Electric Ring (“MEDRING”) study, which is being undertaken with the financial support of the EU, and is designed to investigate the synchronization of all power systems in the vicinity of the Mediterranean.
     If the outcome of this study is positive and UCTE approves it, synchronization in Turkey may be possible in the future.
     Because of the lack of synchronicity among the interconnectors, all the interconnectors of Turkey are operated in island mode (i.e. supplying an island form in the Turkish power system from the power system of the neighbouring country or vice versa). Currently:
•	300 million kWh/year of energy is imported at 70 MW peak power from Turkmenistan to Turkey via Iran through the 400 kV Iran (Khoy)-Başkale (Turkey) interconnection line (from December 12, 2003 until 2006);

•	350-400 million kWh/year of energy is exported at 30-40 MW peak power from Turkey to Nahcievan through the 154 kV Igdır (Turkey)-Babek (Nahcievan) interconnection line; and

•	Approximately 750-800 million kWh/year of energy is exported at 100 MW peak power from Turkey to Iraq through the 400kV Turkey (PS3)-Iraq (Zakho) interconnection line which is energized at 154 kV.
     Crude oil and natural gas pipeline projects
     As the energy bridge between the East and West, Turkey participates in various regional and inter-regional interconnection projects to meet its own energy demands.
     As an economically feasible and environmentally sound project for the transportation of crude oil produced mainly in the Azeri-Chirag-Guneshli offshore fields of Azerbaijan developed by AIOC, the Baku-Tbilisi-Ceyhan Crude Oil Pipeline is under the sponsorship of a group of petroleum companies (currently BTC Co., formerly known as MEP Participants) led by BP Exploration (Caspian Sea) Ltd. Other current shareholders are SOCAR, Unocal BTC Pipeline Ltd, Statoil BTC Caspian As, TPAO, ENI, TotalFinaElf, Itochu Oil Exploration (Azerbaijan) Inc., INPEX, ConocoPhillips, and Amerada-Hess (BTC) Ltd. The Intergovernmental Agreements and the Host Government Agreements, having been signed by Azerbaijan, Georgia, Turkey and MEP Participants, constitute the legal framework for the project.
     BOTAS, as a turn-key contractor, is responsible for completing the basic engineering studies, the detailed engineering stage and the Land Acquisition and Construction phase of the project.
     The Basic Engineering studies, which began on June 15, 2000, were completed successfully on May 15, 2001. The Detailed Engineering studies began on June 19, 2001 and were officially completed on August 28, 2002. The Land Acquisition and Construction phase of the Project was initiated on August 29, 2002. All contracts relating to pipeline, pump stations, export terminal, scada and telecommunications and all main supply contracts (Line Pipe, Line Valves, Pumps & Drivers, Metering Systems, etc.) were awarded on September 20, 2002. The commercial pipeline commissioning and subsequent first tanker lifting is scheduled for the fourth quarter of 2005. The capacity of the pipeline will be 50 million tons of crude oil per annum and it is expected to remain operational for 40 years.
     Once the pipeline is commissioned, the traffic load in the Turkish Straits, which is already at high levels, is expected to be reduced.

     The EU Commission has assessed the strategic potential of Turkey in transporting oil and gas to European markets. The framework of the EU program is anticipated to initiate activities for a gas pipeline between Turkey and Greece with the objective of establishing the South European Gas Ring which would allow for the resources of the Caspian basin, Russia, the Middle East, Southern Mediterranean countries and other international sources to flow through Turkey to European markets.
     As the first step of the South European Gas Ring Project, the Interconnector Turkey-Greece (ITG) project was started in July 2000. The economic feasibility study of the Project was completed in March 2002. The EU Commission agreed to finance 50% of the cost of engineering and studies of the Interconnector Turkey-Greece Project. The Grant Agreement was signed in December 2002. The Intergovernmental Agreement was signed in February 2003 and the Natural Gas Sale and Purchase Agreement was signed on December 2003. Engineering studies of the Turkish section were completed at the end of 2003. The land acquisition and construction phase started on July 3, 2005. Following the realization of the Interconnector Turkey-Greece (ITG), Turkey will supply some of the Greek demand by 2006. The interconnection line between the two countries will be extended to Europe through multiple routes.
     The studies between BOTAŞ, the Italian firm EDİSON and DEPA have been started in order to expand the Turkey-Greece Natural Gas Pipeline Project to Italy, by a pipeline passing through the Adriatic Sea. The Interconnector Turkey-Greece Project will likely become the Interconnector Turkey-Greece-Italy Project in the near future. The feasability studies regarding the connection to Italy have been completed and the engineering and environmental impact studies of the extension are expected to commence in 2005. The line is expected to be operational in 2010 with a natural gas flow of 4 bcm.
     As an additional corridor, in April 2003, BOTAS and DEPA signed a protocol with the gas companies of Bosnia-Herzegovina, Croatia, Slovenia, Serbia-Montenegro, Macedonia and Albania.
     Another route, which is planned to pass through Bulgaria, Romania, Hungary and Austria (the NABUCCO Project), will be another of Turkey’s transport routes to Europe. To this end, BOTAS is cooperating with OMV Erdgas of Austria, MOL of Hungary, Transgaz of Romania and Bulgargaz of Bulgaria. In October 2002, the Cooperation Agreement was signed by the five companies in Vienna to start technical and financial studies. Technical and economical feasibility studies of the NABBUCO Project were completed at the end of 2004 with the financial support of EU TEN Funds. The pipeline is expected to be operational by 2011.
The following table presents Turkey’s energy supply (by resource) for the years indicated:
Table No. 7

					Energy Supply

	2000		2001		2002		2003		2004
		%		%		%		%		%
	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total
Domestic Production
Petroleum	2.9	3.6	2.7	3.5	2.5	3.2	2.5	3.0	2.3	2.6
Coal	13.3	16.4	12.9	17.0	11.8	15.0	11.0	13.1	10.6	12.1
Hydroelectric	2.7	3.3	2.1	2.7	2.9	3.7	3.0	3.6	4.0	4.6
Natural Gas	0.6	0.7	0.3	0.4	0.3	0.4	0.5	0.6	0.6	0.7
Other	7.4	9.2	7.3	9.6	7.2	9.1	7.0	8.3	6.9	7.9

	26.9	33.1	25.2	33.2	24.7	31.4	24.0	28.6	24.4	27.9

	2000		2001		2002		2003		2004
		%		%		%		%		%
	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total	MTOE(1)	of total
Imports
Petroleum	32.0	39.4	30.7	40.4	32.9	41.8	34.0	40.5	35.3	40.3
Coal	10.5	12.9	6.7	8.9	9.6	12.2	12.2	14.5	12.3	14.1
Electricity	0.3	0.4	0.4	0.5	0.3	0.4	0.1	0.1	0.0	0.0
Natural gas	13.5	16.6	14.9	19.6	15.8	20.0	18.9	22.5	19.8	19.8

	56.3	69.4	52.7	69.3	58.6	74.4	65.2	77.6	67.5	77.1

Exports
Petroleum(2)	2.0	2.5	3.2	4.2	4.4	5.6	4.7	5.6	4.5	5.1
Electricity	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1

	2.0	2.5	3.2	4.2	4.4	5.6	4.7	5.6	4.6	5.2

Stock changes	0.3	0.4	1.1	1.4	(0.1)	(0.1)	(0.6)	(0.7)	0.1	0.1
Statistical error	(0.3)	(0.3)	0.2	0.3	(0.1)	(0.1)	0.1	0.1	0.1	0.1

Total Supply	81.2	100.0	76.0	100.0	78.7	100.0	84.0	100.0	87.5	100.0

(1) Million metric tons of oil equivalent. Calorific unit of energy is taken as 860 kcal/10 kwh.
(2) Includes marine bunkers.

Source: Ministry of Energy and Natural Resources (MENR)
AGRICULTURE
     Although the relative role of agriculture in Turkey’s economy has declined over the last decade, it remains an important sector. Moreover, agriculture plays an important role in supplying products to, and creating demand for, products of other sectors. Turkey’s principal agricultural products include wheat, sugar beet, barley, tobacco, grapes, figs, citrus fruits, olives and hazelnuts.
     Agriculture is one of the sectors that is targeted for structural reform under the Stand-By Agreement with the IMF and assistance from the World Bank. Agricultural sector changes in 1999 significantly affected pricing policy, support purchases and subsidies. Within this framework, indirect support policies (price and input subsidies) were phased out at the end of 2002 and replaced with direct income support. Wheat prices were set closer to market rates and such prices were set at market prices by 2002 (in conjunction with the start of the direct income support system).
     The Tobacco Law No. 4733 (enacted March 1, 2002) opens up the tobacco market to competition, ensures that tobacco prices are set in a free market, and, following a restructuring process, enables the privatization of TEKEL. The Sugar Law No. 4634, effective as of 2001, envisages that sugar beet prices will be determined by a consensus between the sugar factory operators and the sugar beet producers.
     These changes are part of the Agricultural Reform Implementation Project (“ARIP”), which was put into practice in 2001 and used $600 million in funds from the World Bank. The ARIP has four components: direct income support (DIS) to farmers rather than price supports; some degree of choice among farmers as to the crops they will grow; elimination of government transfers to Agricultural Sales Cooperatives and Unions; and a public information campaign. DIS payments are received by farmers registered in the Farmer Registration System, which began in 2001. In this framework, DIS payments were made to 2.1 million farmers in 2001, 2.5 million farmers in 2002 and 2.8 million farmers in each of 2003 and 2004. DIS subsidies accounted for approximately 79% (in monetary terms) of the total budgetary transfers to agricultural producers in 2004. DIS payments totaled TL2.3 quadrillion and TL2.4 quadrillion for the years 2003 and 2004, respectively.
     Law No. 4572, which is intended to reduce the role of the Government in the marketing and processing of agricultural products by restructuring the agricultural sales cooperatives and unions as autonomous organizations, was put into effect in 2000.
     In 2004, agricultural value added increased by 2.0%, compared to a 2.5% decrease in 2003. Agriculture accounted for approximately 11.2% of GDP and 34.0% of civilian employment in 2004.

     Although agricultural production in Turkey is generally less efficient than elsewhere in Europe, Turkey is largely self-sufficient in foodstuffs. Moreover, there have been significant improvements in the quality and productivity of its crops. These crops, such as barley, wheat, maize and soya, have become more readily marketable abroad and are relatively easy to store.
     Upon completion of the GAP project scheduled for 2010, a total of approximately 1.8 million hectares (4.5 million acres) of land are expected to be irrigated. See “Economy—Industry—Energy.”
     The following table presents Turkey’s agricultural output (by crop) for the years indicated:
Table No. 8
Agricultural Output

	Annual					Percentage Change
	2000	2001	2002	2003	2004	2001/00	2002/01	2003/02	2004/03
		(in thousands of tons)					(percentage)
Cereals
Wheat	21,000	19,000	19,500	19,000	21,000	(9.5)	2.6	(2.6)	10.5
Barley	8,000	7,500	8,300	8,100	9,000	(6.3)	10.7	(2.4)	11.1
Maize	2,300	2,200	2,100	2,800	3,000	(4.3)	(4.5)	33.3	7.1
Pulses
Lentils	280	460	500	485	480	64.3	8.7	(3.0)	(1.0)
Chick Peas	548	535	650	600	620	(2.4)	21.5	(7.7)	3.3
Dry Beans	230	225	250	250	250	(2.2)	11.1	0.0	0.0
Industrial Crops
Sugar Beet	18,821	12,633	16.523	12,623	13,517	(32.9)	29.8	(23.3)	7.1
Cotton	870	900	979	903	920	3.4	8.7	(9.7)	1.9
Tobacco	200	145	153	112	157	(27.5)	11.0	(0.5)	39.7

Oil Seeds
Cotton	1,390	1,438	1,563	1,443	1,470	3.4	8.7	(9.7)	1.9
Sunflower	800	650	850	800	900	(18.8)	30.8	(5.9)	12.5
Groundnut	78	72	90	85	80	(7.7)	25.0	(5.6)	(5.9)

Tuber Crops
Potatoes	5,370	5,000	5,200	5,300	4,800	(6.9)	4.0	1.9	(9.4)
Dry Onions	2,200	2,150	2,050	1,750	2,040	(2.3)	(4.7)	(14.6)	16.6

Fruit Bearing Vegetables
Watermelons and Melons	5,805	5,795	6,395	5,950	5,575	(0.2)	10.4	(7.0)	(6.3)
Tomatoes	8,890	8,425	9,450	9,820	9,440	(5.2)	12.2	3.9	(3.9)

Fruits and Nuts
Grapes and Figs	3,840	3,485	3,750	3,880	3,775	(9.2)	7.6	3.5	(2.7)
Citrus Fruits	2,222	2,478	2,493	2,488	2,708	11.5	0.6	(0.2)	8.8
Hazelnuts	470	625	600	480	350	33.0	(4.0)	(20.0)	(27.1)
Apples	2,400	2,450	2,200	2,600	2,100	2.1	(10.2)	18.2	(19.2)
Olives	1,800	600	1,800	850	1,600	(66.7)	200.0	(52.8)	88.2
Tea	758	825	792	869	1,105	8.8	(4.0)	9.7	27.2

Value Added in Agriculture
(at 1987 prices, billion TL)	15,962	14,923	15,948	15,549	15,863	(6.5)	6.9	(2.5)	2.0

Source:	SIS.
SERVICES
     The services sector, which accounted for approximately 63.9% of GDP in 2004 (compared to 63.6% of GDP in 2003) and 47.9% of total civilian employment in 2004 (the same as in 2003), is composed of a wide range of activities including construction, wholesale and retail trade, tourism, transport and communications, as well as finance and commerce, health, education and social services. In 2004, value added in the services sector increased by 10.2%, compared to a 6.7% increase in 2003. The increase in the services sector was attributable to increases in the trade and transportation sectors.

     Trade
     In 2000, as a result of increases in domestic demand and output, the value added in trade increased by 12.0%. In 2001, value added in the trade sector decreased by 9.4%, while wholesale and retail trade value added decreased by 12.8% as a result of lower domestic demand. As the economy began to recover in 2002, value added in trade increased by 11.0% and the trade sector accounted for 20.2% of GDP, compared to 21.0% in 2001.
     In 2003, wholesale and retail trade value added increased by 10.2% and accounted for 16.3% of GDP. Value added in the trade sector increased by 8.1% in 2003, accounting for 19.8% of GDP. In 2004, wholesale and retail value added increased by 13.2% and accounted for 16.9% of GDP as a result of sharp increases in domestic demand and output. The trade value added increased by 12.8% in 2004, which was 20.6% of GDP.
     Tourism
     Tourism has become a major growth sector in Turkey’s economy, has contributed significantly to foreign exchange earnings, and has generated demand for other activities including transportation and construction. Government policy has been to support and promote growth in the tourism sector in Turkey by expediting improvements in infrastructure and by facilitating private investment in this sector, including both foreign and domestic investment.
     Tourism revenues have been increasing consistently since 2000. In 2000, tourism revenues increased by 46.8% and reached $7.6 billion (approximately 3.8% of GDP). OECD countries, Turkey’s principal source of visitors, accounted for 61.7% of total tourist arrivals in 2000. In 2001, tourism revenues increased 5.9% to $8.1 billion (5.6% of GDP) and the number of foreign visitors increased approximately 11.4% compared to 2000. Tourism revenues in 2002 reached $8.5 billion and the number of foreign visitors increased by 14.0%. Tourism revenues accounted for 4.6% of GDP in 2002. Tourism revenues increased sharply to $13.2 billion in 2003 (5.5% of GDP) and the number of foreign visitors increased by 5.3%. In 2004, tourism revenues increased to $15.9 billion (5.3% of GDP) and the number of foreign visitors increased by 25.7%.
     The following table presents overall tourist arrivals, receipts and the percentage increase in receipts for the years indicated:
Table No. 9
Tourism

			% Increase in
Year	Total Arrivals	Total Receipts	Total Receipts
	(in thousands)	(in millions of U.S. dollars)	(percentage)
2000	10,428	7,636	46.8
2001	11,620	8,090	5.9
2002	13,248	8,479	4.8
2003	13,956	13,203	55.7
2004	17,548	15,888	20.3

Sources: SIS, CBT
     Transport and Communications
     Modernization of transport and communications has been a priority of the public sector in the past decade, and since 1996 this sector has received, on average, approximately 35% of total public sector investment. Including private sector investments in transport, approximately 26% of gross fixed capital formation has been allocated to transportation and communication since 1996.
     Major projects have included the construction of motorways, the modernization of the Turkish Airlines fleet, the expansion of airports and air traffic control systems, railway improvement, and the continuing improvement of road standards to a higher load/axle basis in intensive traffic areas. Modernization of the telecommunications system has extended telephone service throughout the country.

     The most significant project in the transport and communications sector is the 580-mile Turkish section of the Trans-European highway, part of which is an express highway between İstanbul and Ankara. This project was finished in 2004 and it seeks to exploit Turkey’s strategic location for trade between Europe and the Middle East.
     Value added in transportation and communication increased by 8.4% in 2003, compared to 6.0% in 2002. Transportation and communication accounted for 15.0% of GDP in 2003, compared to 15.1% in 2002. In 2004, value added in transportation and communication increased 6.8% and accounted for 14.4% of GDP.
     Construction
     The importance of the construction sector is underscored by the role of housing, particularly the activities of the Mass Housing Fund and, previously, the Public Participation Administration, the development of industrial facilities and commercial buildings, and the implementation of public infrastructure improvements. Also, domestic and international contracting and engineering services are important to the value added and employment potential of Turkey. With its strong knowledge, experience and human resource capacity, the Turkish construction and contracting sector is competitive in foreign markets.
     The construction sector’s growth rate grew by 4.4% in 2000, mainly as a result of an increase in economic activity to reconstruct the damages of the 1999 earthquakes. However, as a result of the serious economic crises at the end of 2000 and the beginning of 2001, the growth rate of the construction sector declined by 5.5% in 2001. A further decline of 5.6% was recorded in the construction sector in 2002. In 2003, value added in the construction sector declined by 9.0%, mainly as a result of a decline in public sector investment as a result of strict implementation of fiscal policy measures in accordance with the program targets. In the last quarter of 2003, value added in the construction sector began to grow, and in 2004, value added in the construction sector increased by 4.6%.
     From 2001 until the end of 2003, the construction sector was negatively affected by stagnation in the local market as a result of the crisis in 2000 and 2001. Public sector investments remain at a low level, preventing the improvement in the construction sector. Nevertheless, long term and low cost credits supplied to housing at the beginning of 2004 have increased the housing demand considerably.
     The construction and contracting sector maintains a competitive position in some foreign markets and is expected to reach nearly $5 billion in total contracts in 2004, as compared to $3.4 billion in 2003.
EMPLOYMENT AND WAGES
     The total civilian labor force in Turkey was 24.3 million people in 2004. Turkey has a large reservoir of unskilled and semi-skilled workers. Turnover in the labor force has been high in certain industries, particularly those that are labor-intensive. During the period from 1994 to the end of 2004, the total civilian labor force increased at an average annual rate of approximately 1.1%. The Employment and Training Project, implemented in 1993, which trains the unemployed and provides them employment guarantees through the Labor Placement Office, trained 84,957 people by the end of 2000.
     Total civilian employment was 21.8 million in 2004, of whom approximately 34.0% were employed in agriculture, 18.3% in industry and 47.7% in services. Moreover, in 2004, the labor force participation rate was at 48.7%, compared to 48.3% in 2003.
     Law No. 4325 was enacted in 1998 to encourage the private sector to create new employment opportunities in less developed regions of Turkey. The legislation includes provisions that allow for the payment of the employer’s share of an employee’s social security premiums by the Treasury and reductions and deferrals of income taxes for employers and employees.
     In January 2004, there were approximately 750,154 public sector workers, compared to approximately 758,513 in 2003. At the end of 2004, the rate of unemployment was 10.3%, compared to 10.5% in 2002.

     The following table sets forth information with respect to the labor force and employment in Turkey for the dates indicated:
Table No. 10

			Employment

	2000	2001	2002	2003	2004
	(in thousands)
Civilian labor force	23,078	23,491	23,818	23,640	24,289
Civilian employment
Agriculture	7,769	8,089	7,458	7,165	7,400
Industry	3,810	3,774	3,954	3,846	3,988
Services	10,001	9,661	9,942	10,136	10,403

	21,580	21,524	21,354	21,147	21,791
Unemployed	1,497	1,967	2,464	2,493	2,498
Unemployment rate (%)	6.5	8.4	10.3	10.5	10.3

Source:	SIS, results of Labor Force Survey.
     The collective bargaining system in Turkey covers workers in the public and private sectors. The public sector is defined to include state-owned enterprises, but not the civil service, which includes teachers and government employees. In 2000, approximately 824,500 of public sector workers were covered by collective bargaining agreements. Salaries of civil servants who are not covered by the collective bargaining system were increased two or three times a year by the Government, taking into account the prevailing conditions in the economy.
     In 2000, net real wages (deflated by consumer prices) increased by 42.0% in the public sector, while net real wages in the private sector increased by 11.6%, as compared to 1999. Nominal wages (net) in the public sector increased by approximately 65.7% while nominal wages of the workers in the private sector who were covered by collective bargaining agreements increased by 56.5% in 2000. Net real wages in the public sector increased by 6.8% while net real wages in the private sector increased by 1.0% in 2000.
     In 2001, labor costs in the public sector increased by 43.7% in nominal terms, but decreased by 11.1% in real terms. On the other hand, labor costs in the private sector increased by 33.1% in nominal terms in 2001, but decreased by 17.7% in real terms in 2001.
     In 2002, labor costs in the public sector increased by 29.1% in nominal terms, but decreased by 14% in real terms. Labor costs in the private sector increased 40.9% in nominal terms in 2002, but decreased by 6.1% in real terms for the same year.
     In 2003, labor costs in the public sector increased by 27.0% in nominal terms and 1.1% in real terms. Labor costs in the private sector increased by 21.7% in nominal terms in 2003 and decreased 3.1% in real terms for the same year.
     In 2004, labor costs in the public sector increased by 14.5% (3.1% in real terms), compared to 2003. Labor costs in the private sector increased by 22.7% (a 2.3% decrease in real terms) in 2004, compared to 2003. The annual nominal average of civil servants’ salaries (net) increased by 13.4% in 2004 (2.6% in real terms), compared to 2003. The labor costs (including salaries and benefits) for civil servants increased by 15.8% (4.3% in real terms), while the minimum wage (net) increased by 37.5% on an average annual basis in 2004 (24.3% in real terms).

     The following table sets forth the real and nominal changes in costs of labor to public and private employers from the prior year for the public and private sectors and civil servants for the years indicated:
Table No. 11

			Changes in Labor Costs (1)

	Public Sector		Private Sector(2)		Civil Servants
	Nominal	Real	Nominal	Real	Nominal	Real
			(percentage change)
2000	82.9	20.8	71.8	13.4	33.7	(11.7)
2001	43.7	(11.1)	33.1	(17.7)	45.9	(9.7)
2002	29.1	(14.0)	40.9	(6.1)	54.3	2.8
2003	27.0	1.1	22.7	(2.3)	28.0	1.9
2004	15.0	3.6	—	—	15.8	4.3

(1) Deflated by the WPI. Labor costs presented in this table include costs of employment in addition to wages.
(2) Figures represent a selective sample of wages covered by the collective bargaining agreements between TİSK, the confederation of employer unions, and trade unions.

Source: SPO.
     The Constitution recognizes the rights of workers and employers to form labor unions, employers’ associations and other organizations in order to safeguard and develop their economic and social rights and the interests of their members, consistent with the characteristics of the Republic as defined in the Constitution and with democratic principles. A series of Constitutional amendments adopted in 1995 removed certain restrictions on activities of trade unions and associations, including restrictions on direct political activity, contributions from and to political parties and collective activity with other associations, foundations and professional organizations. In addition, the right of civil servants to establish trade unions was recognized.
     The Constitution also stipulates, however, that the right to strike and to engage in lockouts are not to be exercised in a manner contrary to the principle of good faith, to the detriment of society or in a manner damaging to national wealth. Workers have the right to strike if a dispute arises during the collective bargaining process. Law No. 2822, enacted in 1983 to regulate collective labor agreements, strikes and lockouts, defines a lawful strike as one with the object of safeguarding and improving the economic and social conditions of workers. This law also expands the definition of unlawful union activity to include strikes for political purposes, general strikes, deliberate reduction of production and occupation of the workplace, while imposing strict regulations on workers’ conduct during a strike.
     As of July 31, 2004, 2,854,059 workers were members of a trade union, compared to 2,806,927 workers at the end of 2003.
INFLATION
     Inflation rates remained high during the first two months of 2000. This was primarily due to severe winter conditions, the rise in international oil prices, the pass-through impact of the acceleration of public sector price adjustments and the rapid depreciation of the Turkish Lira in the last two months of 1999. After the impact of such temporary factors diminished and implementation of the disinflation program strengthened confidence in macroeconomic policies, monthly price increases slowed considerably in March 2000. As a result, at the end of the year 2000, the wholesale price index and the consumer price index decelerated to 32.7% and 39.0%, respectively.
     Turkey’s transition to a floating exchange rate regime in February 2001 and implementation of price adjustments in the public sector significantly impacted the WPI and the CPI in early 2001, though a decline in price increases due to seasonal factors was observed in mid-2001. Following the September 11, 2001 terrorist attacks in the United States, uncertainties in the international money and exchange markets adversely affected nominal exchange rates and interest rates in the domestic market and inflation rates increased in September and October. News of additional IMF funding positively affected the economic climate and the Turkish Lira began to increase in value against the U.S. dollar in November 2001. A declining trend in international oil prices also contributed to a decline in price indices in November 2001, while severe winter weather conditions caused agricultural prices to increase dramatically. As a result of these developments, the WPI and the CPI realized twelve-month increases of 88.6% and 68.5%, respectively, in 2001.
     There was a remarkable decline in inflation rates in 2002. On an annual basis, WPI inflation declined by 57.8% and CPI inflation declined by 38.8% in 2002 compared to 2001. The increases in the WPI and CPI were 30.8% and 29.7%, respectively, in 2002. The main reasons for the considerable decline include weak domestic demand, the real appreciation of the Turkish Lira against the US dollar and its effect on core inflation, tight monetary policies of the Central Bank and strict income policies in the public sector. Despite the general elections in November 2002, the primary surplus was 4.7% of GNP.
     Significant progress has been achieved regarding the struggle against inflation and inflation figures recorded less than target levels for two consecutive years in 2002 and 2003. The annual increase in the WPI and CPI declined further to 13.9% and 18.4% in 2003. The success against inflation can be attributed to structural reforms, increased confidence in markets, the controlled increase in domestic demand through the pursuit of tight fiscal and monetary policies, and the real appreciation of the Turkish Lira.
     The progress against inflation continued in 2004 with annual increases in the CPI and WPI of 9.3% and 13.8%, respectively. The 9.3% increase in the CPI was less than the 12% target level and marked the first single digit increase since the 1970s.
     In January 2005, new indices for the CPI and the Producers Price Index (PPI) were announced. The 1994-based WPI was replaced with a 2003-based PPI. In addition, the basket components of CPI have also been changed and will be updated annually to reflect changes in consumption patterns.
     Inflation for the first six months of 2005, as measured by the new indices, shows that the trend towards lower inflation is continuing. The cumulative increases in the CPI and PPI during the first six months were 2.6% and 1.9%, respectively, while the annual rates were 9.0% and 4.3%, respectively.
     The following table presents the percentage changes in wholesale and consumer prices for the years indicated:
Table No. 12
Inflation

	Wholesale	Consumer
Year	Price Index	Price Index
	(percentage change)
2000	32.7	39.0
2001	88.6	68.5
2002	30.8	29.7
2003	13.9	18.4
2004	13.8	9.3

Source:	SIS.
EDUCATION
     According to the State Planning Organization, total student enrollment in the educational year 2000-2001 was 14.6 million, of whom 71.8% were in elementary school, 11.6% were in high school, 6.2% were in vocational and technical school and 10.3% were in university. The adult literacy rate increased sharply from 67.5% to 87.3% between 1980 and 2000. There is currently no data available for the adult literacy rate in subsequent years.
     In August 1997, the Assembly enacted a bill to increase mandatory primary state education from five years to eight years, commencing in the educational year 1997-1998, in order to improve the education level of the population and to limit effectively enrollment in religious schools. The bill was one of a number of reforms intended to reinforce the secular nature of the Constitution. In order to finance the educational reform, a higher level of educational expenses was necessary. To meet these expenditures, new fees and taxes were imposed on weapons licenses, cellular telecommunications and airline ticket purchases.
ENVIRONMENT
     During the 1990s, Turkey experienced increasing environmental pressures as a result of rapid urbanization and rapid sectoral growth in energy, industry and transport. Among these environmental pressures, Turkey experienced industrial and municipal pollution, erosion, waste management inadequacies and water, air and noise pollution, particularly in urban areas, such as İstanbul, Ankara, Izmir, Kocaeli, Mersin and Adana.
     The Ministry of Environment, which is authorized to enforce environmental laws and regulations by imposing fines, ordering the closing of facilities polluting beyond certain thresholds and, in some cases, imposing civil and criminal sanctions, was formed in 1991. Turkey has made significant advances in the latter half of the 1990s by reforming its environmental legislation, establishing an “Environmental Impact Assessment” process, and adopting the 1998 National Environmental Strategy and Action Plan. Provincial and local governments now exercise more power with regard to environmental issues. There are 81 provincial offices of the Ministry of Environment. In addition, the Supreme Environmental Board, which is composed of senior government officials, was established in 1996.
     The Government has taken various initiatives to alleviate pollution, including projects to address water, soil, air and noise pollution. As a result of the rapid growth of urban centers, there are still many areas that lack adequate infrastructure to alleviate pollution. Environmental departments have been established in municipalities to address the particular problems of each locality.
     Partnership arrangements and other agreements have been made with private sector groups, including the cement, automobile, textile, sugar, and leather industries, for early compliance with environmental legislation. Considerable progress has been achieved in the environmental performance of export-oriented industries, and projects have been launched for ensuring environmentally sound performance of small and medium-sized enterprises. Since 1994, the private sector has been given incentives to invest in environmental protection through the use of matching grants, covering up to 50% of the costs of environmental investments, and tax exemptions. Recently, the Ministry of Environment initiated a study to identify and remove environmentally harmful incentives in cooperation with other related institutions.
     Turkey continues to cooperate with international environmental initiatives. Turkey has ratified 15 multilateral agreements and has adopted 20 bilateral agreements since 1991. Turkey is active in regional environmental initiatives such as the Mediterranean Technical Assistance Program, the Mediterranean Action Plan, the Black Sea Environment Program and Regional Agenda 21, which is a program for continuing development in Central Asian Republics and Balkan countries, pursuant to which these countries will operate under the same agenda regarding environmental issues.
     As a candidate country for the EU, a new phase of environmental initiatives has begun for Turkey; the Accession Process will require Turkey to address certain current environmental concerns, including, among others, water quality, the control of dangerous chemical substances and waste management. In January 2001, the Commission approved procedures to permit Turkey and 12 other candidate nations to join the European Environmental Agency prior to becoming full members of the EU.
     Turkey has made significant advances towards developing its environmental legislation and the powers of provincial and local governments relating to environmental matters have been increased. However, problems remain with regard to implementation of environmental policies and as a result environmental issues persist.

COMPETITION LAW
     The purpose of the Act on the Protection of Competition which was adopted by the Turkish Grand National Assembly on December 7, 1994, is to provide for protection of competition by ensuring there is necessary regulation, supervision and prevention of abuse by those enterprises which are dominant in the market and to provide for agreements, decisions and practices which prevent, restrict or distort competition within the markets for goods and services. The Competition Board is the decisive body of the Turkish Competition Authority (“TCA”) responsible for implementing the Act. The Board was formed on February 27, 1997, with a delay of 27 months in the appointment of its members.
     The TCA, which bears a public legal personality and enjoys administrative and financial autonomy was established for the purpose of providing the formation and improvement of markets for goods and services within a free and sound competitive environment, the supervision of enforcement of the Act and to exercise all other duties assigned to it by the Act. The Ministry of Trade and Industry is a ministry related to the TCA.
     The Act covers three main subjects of the Competition Law:
•	Agreements, decisions and concerted practices designed to prevent, distort or restrict competition between the enterprises which operate in or affect the goods and services markets in the Republic of Turkey (price fixing, market sharing, quota agreement, etc.).

•	Abuse of dominant positions by enterprises.

•	Operations and practices considered to be a merger or acquisition which significantly impede competition (where total market share of the parties to the merger or acquisition exceeds 25% of the market in the relevant product market, or where total turnovers exceed TL twenty-five trillion).
     In addition to organizing the TCA, the Competition Board also makes secondary regulations designed to explain the implementation of the Act, and which seek harmony with the legislation of the European Union. These communiqués in chronological order are as follows:
•	Communiqué on mergers and acquisitions calling for the authorization of the Competition Board

•	Communiqué on procedures and principles for the notification of agreements, concerted practices and decisions of associations pursuant to Article 10 of the Act

•	Communiqué on group exemption regarding distribution and servicing agreements relating to motor vehicles

•	Communiqué regarding the methods and principles to be pursued during the course of pre-notifications and applications for authorization made to the TCA to ensure acquisitions via privatization are judicially valid

•	The block exemption Communiqué on vertical agreements

•	The block exemption Communiqué regarding research and development agreements
     The TCA has been working on new communiqués for distribution and servicing agreements in relation to motor vehicles, technology transfer and regular line conferences.
     When the Competition Board makes a decision on the infringement of the Act, it will impose an administrative penalty on the undertaking or association of undertakings that infringed the competition rules.

     The following table presents a summary of the applications heard by the Competition Board:
Table No. 13
Applications Before the Competition Board (1)

Year Application Was	Competition	Exemptions and	Mergers and
Concluded	Infringement	Negative Clearance	Acquisitions	Total
2000	40	11	100	151
2001	40	27	86	153
2002	53	26	103	182
2003	54	36	106	196
2004	91	76	122	289

Total	278	176	517	971

(1)	The classification system used in past years based upon the “application principle” has been discarded in favor of the “decision principle”, which provides for more reliable statistical data.
     The number of applications in the above period not within the scope of the Act: 761 with respect to infringements of competition, 219 with respect to mergers and acquisitions and 24 with respect to exemptions and negative clearance.
     Turkish Competition Law is parallel to the EC Competition Law and assists the effective implementation of the Customs Union. However, one of the differences between the Turkish and EC legislation is that the issue of monitoring state aids does not fall under the competence of the TCA, unlike EC Commission. In order to harmonize the legislation, a Draft Bill on the Monitoring and Supervision of the State Aid was prepared by a working group composed of representatives of the related ministries, authorities and public organizations, including the TCA.
     Turkish competition law and policy has recently been the subject of a peer review conducted by the Organization for Economic Cooperation and Development (OECD). The report cited the TCA as one of Turkey’s most effective and best administered agencies. The report also included the following recommendations:
•	Promptly establish a mechanism for controlling anticompetitive state aid;

•	Eliminate or control state-created enterprises that are vested with monopoly concessions or with powers and privileges enabling them to undertake anticompetitive conduct,

•	Restore to the TCA competition policy oversight for banking sector mergers and mandate an explicit role for the TCA in the regulatory analysis; and

•	Improve the TCA’s law enforcement capacity by amending the Competition Act.
INTELLECTUAL PROPERTY
     In June 1995, Turkey enacted the Decree in Force of Law (KHK No. 556) (the “Decree”), which brought Turkish trademark law into compliance with the requirements of three international harmonizing bodies. First, the Decree fulfills obligations under the most recent amendments to the 1883 Paris Convention (revised in Stockholm in 1967 and amended in 1979) (the “Paris Convention”), to which Turkey acceded in 1995. The Paris Convention enables citizens of member states to obtain equal protection under the laws of the other member states. It also provides citizens of a member state with a six-month period after the first registration of a trademark to register in the other member states, which are effective from the date of the first application. The Decree incorporates provisions of the TRIPS (Trade Related Aspects of Intellectual Property, a part of the World Trade Agreement) as they apply to trademarks, so as to harmonize Turkish law in terms of protection, enforcement and customs procedures designed to prevent trade in counterfeit goods. Finally, the Decree complies with the requirements of the

European Community Customs Law Decision (the “Customs Law Decision”). In the area of trademark law, the Customs Law Decision requires adoption of the provisions of EC Directive 89/104, which harmonizes the laws of the member states relating to trademarks.
     The Turkish Copyright Law No. 5846 (enacted in 1951, as amended in 1995 by Law No. 4110) provides protection for scientific and literary works (including computer programs), musical works, artistic works (including textile and fashion designs), cinematographic works, and derivations. According to the Law, the author has the exclusive right to perform, authorize or present with respect to the works mentioned above, including the rights of adaptation, reproduction, distribution, performance presentation and broadcast. This law has a 70-year term of protection for these economic rights and also recognizes moral rights, which include the authors’ right to claim authorship to the work and to object to any distortion, mutilation or other modification of their work that would be prejudicial to their honor or reputation.
     The Turkish Patent Decree in Force of Law that came into effect in June 1995 provides a foundation for the issuance and protection of patents and utility model certificates in Turkey while bringing the Republic into compliance with TRIPS and the Customs Law Decision. Patent applications are administered through the Turkish Patent Institute (“Patent Institute”), a Government body established by Decree No. 544 in 1994, with financial and administrative autonomy. In 1995, the Patent Institute received over 1,700 patent applications, of which more than 1,500 were filed by foreign applicants. Turkey has also made treaty commitments to the Paris Convention for the protection of industrial property and the Patent Cooperation Treaty of 1970 (as amended in 1979 and modified in 1984). Turkey has also ratified the Strasbourg Agreement concerning international patent classification, which entered into force on October 1, 1996.
     The Trademark Law Treaty, currently in effect in 33 countries and effective in Turkey as of January 1, 2005, replaces the existing Decree in Force of Law (KHK No. 556). The Treaty harmonizes trademark application, examination and recordation procedures in these countries and conforms Turkish Trademark Law with its counterpart EU legislation.
SOCIAL SECURITY SYSTEM
     The pay-as-you-go social security system in Turkey has three social security institutions that cover different parts of the labor market.
     SSK: The largest of the earnings-related contributory schemes is Sosyal Sigortalar Kurumu (“SSK”). It was established in 1946 to provide benefits for employment injuries, occupational diseases and maternity. The range of benefits offered by the SSK was extended to old-age pensions in 1950 and to health care in 1951. SSK covers private sector workers and public sector workers under the labor law. Approximately 58% of the insured population is covered by this scheme. Although it is a mandatory scheme, voluntary membership was offered to agricultural workers in 1983.
     The contribution rate for SSK ranges between 33.5% and 39% of insurable earnings. Contribution rates are partitioned among employees and employers as follows:
Table No. 14
Contribution Rates to SSK

	Employee	Employer
Health Insurance	5%	6%
Maternity	—	1%
Work injury and occupational diseases	—	1.5%-7	%(1)
Long-term risks	9%	11%
Unemployment Insurance (2)	1%	2%
Total	16%	22.5%

(1)	The rate is subject to risks of injury and disease in a particular sector.
(2)	There is also 1% state contribution for unemployment insurance.

     Bag-Kur: Bag-Kur, established in 1972, provides pension and health care benefits to self-employed persons (including the agricultural sector). Bag-Kur is an earnings-related compulsory and contributory scheme covering nearly 26% of the insured population. There are 24 steps covering a range of earnings levels. Insured persons effectively choose from among the 24 steps in the earnings level that determine their contribution rates and their pension entitlements. The contribution rate for pension benefits is 20% of the associated earnings-level for the self-employed person. The health insurance premium is 20% of the associated earnings level.
     ES: Emekli Sandigi (“ES”) was established in 1950 to provide pensions to civil servants. It also provides health-care benefits to pensioners and their families. ES covers nearly 22% of the insured population. ES also coordinates the activities of the non-contributory means-tested pension scheme for elderly and disabled persons. In May 1998, the pension benefits provided by the means-tested scheme amounted to 9% of the minimum wage. The contribution rate for pension benefits is 36% of insurable earnings, 20% of which is provided by the employer (Government) and 16% of which is contributed by the civil servant. This rate also includes an allowance for the provision of health care for pensioners and their families.
     As a measure to help reduce the financial problems in social security institutions, the Social Security Reform Law was enacted in 1999 and the reform process continues.
     In the context of the reform, the following changes, among others, were introduced to the existing system:
•	for new entrants, the retirement age was increased to 58 for women and 60 for men;

•	the retirement age for current contributors was increased to 56 for women and 58 for men;

•	the contribution period for full old-age pension for SSK was increased to 7,000 days from 5,000 days;

•	the reference period was extended to “whole working-life” for SSK and Bag-Kur for which the reference period was previously the last 5 or 10 years depending on the income of the contributor and the last income step, respectively;

•	the contribution ceiling for SSK was increased to 3 times from 1.6 times on January 2000, was increased to 4 times on April 2000 and was further increased to 5 times on April 2001;

•	contribution bases for SSK and income steps for Bag-Kur were indexed to both the real GDP growth rate and the CPI;

•	a significant reduction was made in the replacement rate for old-age and invalidity pensions;

•	the benefit formula was changed and increases in pensions were indexed to CPI;

•	measures were introduced to increase coverage and compliance rates;

•	co-payment by insureds for health insurance costs (20% and 10%, respectively, of prothesis and medical equipment costs) were introduced; and

•	the health insurance contribution rate for Bağ-Kur was increased to 20%.
     In addition to the redesign of the social security system, the reform law in 1999 introduced the compulsory unemployment insurance scheme which covers only SSK contributors (workers). The Turkish Employment Agency is responsible for all transactions and services related to unemployment insurance and SSK is responsible only for collecting and transferring premiums to the professionally-managed

Unemployment Insurance Fund. Contribution rates for unemployment insurance are 4% (employees, employers and the state pay 1%, 2% and 1%, respectively). In order for a worker to get unemployment benefits, he/she must pay unemployment insurance premiums for at least 600 days in the last 3 years and all unemployment insurance premiums in the last 120 days. Beginning in March 2002, the Unemployment Insurance Fund began paying out the first claims for unemployment benefits.
     Law No. 4632 on Individual Pension Savings and Investment System, which introduced the third part pension system in Turkey, was ratified on March 28, 2001 by the Assembly, published on April 7, 2001 and effective as of October 7, 2001. Communique No.2002/1, which concerns the establishment and operation principles of Markets Board was issued on April 6, 2002. Lastly, the Capital Markets Board rendered a Decision concerning the types of private pension funds on May 10, 2002.
     The objectives of Law No. 4632 are to (a) establish the regulation and supervision of the individual pension system which is complementary to the state social security system on the basis of voluntary participation and a fully funded defined contribution, with a view towards direct individual pension savings to investment, (b) improve the welfare level by providing a supplementary income during retirement and (c) to contribute to economic development by creating long-term resources for the economy and thereby increase employment. The pension companies have started to sell their pension products as of October 27, 2003. As of July 18, 2005, there are 11 companies and 517,766 participants in the system. The amount of funds in the system has reached approximately $482.6 million.
     A comprehensive reform process was initiated in 2004. The reform includes four major components: health, pension, social assistance and the creation of a new institutional structure.
•	An obligatory, premium-based health insurance scheme will be established that will provide high quality health service to the entire population. In connection with the program, cost-effective financial management initiatives will be established in harmony with the “Transformation in Health Program” carried out by the Ministry of Health. Additionally, modern control and monitoring systems such as online provisions, treatment protocol, and package deals will be used both to protect the well being of the insured and to prevent abuses.

•	The pension component focuses on issues such as the retirement age, replacement rate and adjustment of salaries, and the transformation of the retirement regime into a financially sustainable structure.

•	The social benefits and services will be based on objective benefit criteria reachable by all groups in need.

•	A new institutional structure will focus on providing the services above in a modern and efficient manner.
     A draft law regarding the general health insurance and pension components of the reform was submitted to Parliament in April 2005 and is expected to be legislated in October 2005. The legislative process of the latter two components is expected to begin in Fall 2005.
EXCHANGE RATES AND EXCHANGE POLICIES
     Beginning in November 1995, the exchange rate policy of Turkey was to devalue the Turkish Lira in line with the WPI inflation against a currency basket consisting of 1.00 USD and 1.50 DEM. In 1999, the Central Bank replaced the Deutsche Mark with the Euro in the basket, so that the basket now consists of USD 1.00 and EUR0.77.
     Pursuant to the terms of the Stand-by Agreement implemented in 2000, the exchange rate for the following 12 months had been announced on a daily basis, providing an anchor for inflation expectations. A gradual shift toward a more flexible exchange rate regime was intended to begin on July 1, 2001, with the introduction of a progressively widening band around a central exchange rate path. The width of the band was expected to gradually expand from 7.5% in July-December 2001 to 15% in January-June 2002, to 22.5% in July-December 2002. The exchange rate was expected to become freely floating beginning in 2003. However, the financial crisis in February 2001 increased the cost of continuing the pre-announced exchange rate regime and free floating became effective just after the crisis, almost a year earlier than programmed. The exchange rate was determined freely in the foreign exchange market after February 2001.
     In 2002, the Central Bank continued to implement the floating exchange rate regime that was put into practice in February 2001. The level of the exchange rate was determined in line with market demand and supply conditions within the framework of a floating exchange rate regime in which the Central Bank had no target or commitment regarding the level of the exchange rate. Intervention was quite rare as it was limited to extremely volatile movements that were not justifiable through fundamentals including market sentiment. The Central Bank announced that it would intervene in the markets only in cases of excess volatility, without affecting the long-run equilibrium level of the exchange rates. The three limited foreign exchange interventions of the Central Bank in 2002 indicated that the Central Bank did not target any exchange rate level and it would respond symmetrically to both upward and downward volatility.
     The Central Bank started foreign exchange purchase auctions at the beginning of April 2002, taking into consideration the stability in foreign exchange markets in the first quarter of 2002, strong signals about reverse currency substitution and the fact that strong foreign exchange reserves would lead to strengthened confidence in the Central Bank policies and the economic program. This implementation did not involve any targets for foreign exchange reserve levels or exchange rate levels.
     The Central Bank announced in January 2002 that it would gradually abandon its intermediary role in the foreign exchange and foreign currency markets. Through this policy, it was intended that the undertaking of transactions risks by the market participants would lead to a price formation mechanism that fully reflected the risk perceptions. Accordingly, the Central Bank abandoned its intermediary role in foreign exchange deposits against the Turkish Lira deposits market and the forward foreign exchange purchase-sale market on March 1, 2002, and the foreign banknotes purchase-sale against the Turkish Lira market on July 1, 2002 and the foreign exchange purchase-sale for the Turkish Lira market on September 2, 2002.
     The Central Bank continued to implement a floating exchange rate regime in 2003. In 2003, the most important factor that affected the transactions of the Central Bank was Operation Iraqi Freedom. Although excess liquidity was observed in the markets in 2003, the Central Bank announced that it would serve as lender of last resort when liquidity needs were apparent. In addition, the Central Bank announced that it would intervene in the foreign exchange market when there was excess volatility stemming from Operation Iraqi Freedom. On March 20, 2003 (when Operation Iraqi Freedom began), interest rates on borrowing decreased and the Central Bank announced that there would be no limit on funding to banks. With respect to foreign exchange transactions, foreign exchange deposits in terms of U.S. dollars were supplied to eliminate the shortage in foreign exchange markets and interest rates on foreign exchange deposits were decreased from 12% to 8%. On the other hand, it was announced that foreign currency banknote demand in the banking sector would be satisfied via foreign exchange and banknote markets. On March 24, 2003, interest rates on foreign exchange deposits were further decreased from 8% to 6% as additional support for the banking sector. The measures taken by the Central Bank and the short duration of Operation Iraqi Freedom prevented a potential market turmoil that could have endangered price stability.
     On April 25, 2003, the first rate cut was undertaken by the Central Bank and the overnight rate decreased from 44% to 41%. Improvements in the expectations accelerated after May 2003. The repatriation of domestic and foreign currency deposits caused excess supply of foreign exchange and appreciation of Turkish Lira. The Central Bank started foreign exchange buying auctions on May 6, 2003 as a response to appreciation in domestic currency stemming from reverse currency substitution. The foreign exchange buying auctions were undertaken until October 2003. In addition to these regular foreign exchange buying auctions, the Central Bank intervened in the foreign exchange market six times to prevent excess volatility. The first foreign exchange buying intervention was undertaken on May 21. The Central Bank bought $9.9 billion via regular foreign exchange buying auctions and foreign exchange interventions. In the every foreign exchange market intervention, the Central Bank announced that it would intervene in the markets only in cases of excess volatility and there would be no change in floating exchange rate regime. Foreign exchange interventions and foreign exchange buying auctions are consistent with a floating exchange rate regime, which is a significant part of the monetary policy framework.
     The Central Bank continued to implement the floating exchange rate regime in 2004, purchasing a total of $5.4 billion of foreign exchange during this period. After taking into account developments in foreign exchange supply, the Central Bank resumed daily foreign exchange buying auctions on January 23, 2004. The Central Bank intervened in the foreign exchange markets on February 16, 2004 after observing accelerating volatility in exchange rates due to optimistic expectations about the Cyprus talks.
     Exchange rates started to increase rapidly in April 2004 due to the expectations of a possible rise in interest rates in the United States and uncertainty about Turkey’s accession into the EU and the Cyprus talks. On April 15, 2004, the Central Bank decreased the amount of daily foreign exchange buying auctions and auctions were suspended completely on April 27, 2004. On May 11, 2004, the Central Bank directly intervened into the foreign exchange market after observing excessive volatility caused by reduced foreign exchange liquidity arising from the currency substitution process and anxiety created in the market as a result of unfavorable domestic and external developments. In the period following the intervention, exchange rates started to move in a downward direction due to the approaching tourism season, interest rate moves in the United States, Turkey’s relations with the EU and the IMF, and Turkey’s successful economic performance.
     In July 2004, exchange rates declined significantly in line with the downward trend in market interest rates. In August, exchange rates began to rise due to banks closing their open positions and the effects of increased currency substitution. In September, political and economic developments on the domestic and international scene, accompanied by contraction in foreign exchange liquidity stemming from currency substitution, led to the same volatility in exchange rates that was observed earlier in the year.
     The Central Bank resumed foreign exchange buying auctions on December 22, 2004. Unlike previous buying programs, however, the Central Bank announced an annual auction program in order to minimize the effects of buying auctions on the foreign exchange market, hoping to only slightly affect foreign exchange supply and demand and to preserve the basic principles of the floating exchange rate regime.
     The following table displays the average and the period-end rates of exchange of Turkish Lira per US Dollar, Deutsche Mark, Japanese Yen and against a currency basket:
Table No. 15
Exchange Rates (1)

Period		Turkish Lira		Turkish Lira
Average	Turkish Lira per	per Deutsche	Turkish Lira per	per Japanese	Turkish Lira per
Year	U.S. Dollar	Mark	Euro	Yen	Currency Basket
2000	626,711.58	294,867.50	576,710.66	5,818.89	1,070,778.80	(2)
2001	1,231,322.05	561,888.54	1,098,958.46	10,108.99	2,077,520.07	(2)
2002	1,513,102.41	658,271.00	1,436,662.02	12,151.49	2,619,332.17	(2)
2003	1,500,269.07	—	1,693,429.60	12,942.94	2,804,209.00	(2)
2004	1,429,201.65	—	1,767,685.88	13,122.02	2,796,883.92	(2)

Period End At
December
31st
2000	675,004.00	317,790.00	621,544.00	5,981.00	1,153,592.88	(2)
2001	1,446,510.00	651,504.00	1,274,231.00	11,045.00	2,427,667.87	(2)
2002	1,642,384.00	658,271.00	1,711,693.00	13,769.00	2,960,387.61	(2)
2003	1,393,278.00	—	1,753,489.00	13,113.00	2,752,753.53	(2)
2004	1,348,600.00	—	1,835,600.00	12,999.00	2,762,012.00	(2)

(1)	Central Bank foreign exchange selling rates.
(2)	The basket consisting of $1.00 and EUR0.77.

Source:	Central Bank

ECONOMIC EFFECTS RELATED TO THE 1999 EARTHQUAKES
     On August 17, 1999, an earthquake measuring 7.4 on the Richter scale struck near the port city of Ýzmit, about 60 miles east of Istanbul, destroying many buildings and killing approximately 17,000 people. The cities hit hardest by the earthquake, İzmit, Sakarya, Bursa, Bolu, and Eskisehir, include important industrial centers. Approximately 115,000 housing units were destroyed, and infrastructure was heavily damaged in the affected areas. In İzmit, Turkey’s largest oil refinery was damaged by fire. In addition, some water systems were damaged in the earthquake, and environmental harm from earthquake-induced industrial damage has not yet been assessed. The full cost of the earthquake to Turkey and its impact on Turkey’s economic condition are not yet calculable with precision, although the World Bank has assessed the total financial damage caused by the earthquake in the region affected to be from $3.0 billion to $6.5 billion, equal to between 1.5% and 3.5% of GNP. The total cost of reconstruction of housing facilities damaged or destroyed by the earthquake has been estimated to be approximately $3.6 billion to $4.6 billion.
     On November 12, 1999, another earthquake struck the northwestern province of Bolu, which lies halfway between Ankara and İstanbul, killing several hundred people. The province of Bolu accounts for 0.9% of Turkey’s GDP. This earthquake caused further damage, which resulted in further financial costs to Turkey.
     A total of approximately $3.8 billion of earthquake-related external financial assistance was committed to Turkey from various sources. Approximately $2.6 billion was in the form of project-tied loans with soft terms such as long maturities and substantial grace periods. The IMF provided $500 million for earthquake assistance. In addition, $1 billion was allocated by the World Bank, EURO600 million by the European Investment Bank, $346.5 million by the Council of Europe Development Bank, $300 million by the Islamic Development Bank, $10 million by the Black Sea Trade and Development Bank, $450 million by Japan and $60 million by Spain, which continue to be disbursed. Other financial assistance, which was disbursed beginning in 2001, includes $400 million from the Gulf Cooperation Council, $50 million from the International Finance Corporation, $30 million from Korea, $18 million from Italy and EURO3.7 million from Belgium. Although insufficient to cover all costs associated with the earthquake’s damage, these commitments provided a portion of the funding needed to begin the rebuilding process.
     The Government financed earthquake-related expenses not covered by these funds through its own revenue sources and domestic or international borrowing. To reduce the need for deficit financing, the Parliament passed a law (Law No. 4481) on November 26, 1999, including a package of measures that included extraordinary taxes and other measures intended to increase revenues. The law (Law No. 4481) added 5% to marginal corporate and income tax rates on 1998 earnings and payroll earnings of more than TL12 billion annually. The law also implemented an additional real estate tax and a one-off additional tax on registered vehicles as well as a 25% tax on mobile telephone usage until the end of 2000. The Cabinet, pursuant to Law No. 4481 (enacted in November 1999), was authorized to increase the petroleum consumption tax to 500% from 300%. The ceiling on the petroleum consumption tax was subsequently abolished in 2000. Interest earnings from domestic treasury securities issued before December 1, 1999 are subject to additional tax at a rate of four to 19% depending on their maturity. The Government, pursuant to Law No. 4459, enacted on November 4, 1999, also obtained additional revenues by permitting citizens to pay a one-time fee rather than performing compulsory military service.
     As of September 27, 2000, a compulsory earthquake insurance program became effective for all residential buildings that fall within municipality boundaries in Turkey. A new entity named the Turkish Catastrophe Insurance Pool (TCIP) was established under the supervision of the Undersecretariat of Treasury, to provide earthquake insurance at reasonable premiums. The compulsory earthquake insurance program aims to alleviate the financial burden of earthquakes on the government budget, to ensure risk-sharing by residents, to encourage standard building practices and to establish long-term reserves in financing future earthquake losses.
Liquidity Crisis of November 2000
     During late November and early December 2000, Turkish financial markets experienced a period of high volatility. Financial difficulties of one medium-sized bank, which was subsequently taken over by the Saving and Deposit Insurance Fund (the “SDIF”), and the sell-off by that bank of large stocks of government paper in the secondary market led primary dealers to suspend the posting of rates on government paper. The suspension triggered massive capital outflows, despite the rise in interest rates to up to 200% per year. At the same time, the Central Bank increased the supply of net domestic assets in an effort to alleviate the effects of excessively high interest rates on the banking system. These events, in the context of weaker international market sentiment for emerging economies, led to the Government’s loss of approximately $6.0 billion of foreign exchange reserves. On November 30, 2000, the Central Bank announced that it would no longer provide liquidity to the market in order to stop the loss of foreign exchange reserves. Overnight interest rates rose very rapidly, however, to over 800%.
     The pressure on financial markets eased with the announcement of Turkey’s request to access the Supplemental Reserve Facility (the “SRF”) of the IMF, and the subsequent positive reaction from the international financial community. On December 21, 2000, the IMF approved a $7.5 billion credit under the SRF and, of this amount, $2.2 billion was disbursed on December 28, 2000. As of December 2000, the total amount of IMF financial support for Turkey from the SRF program and the Stand-By Arrangement was $11.4 billion. In addition, in December 2000, the World Bank’s Board of Executive Directors approved a new Country Assistance Strategy for Turkey that aims to assist the country in laying the foundation needed to reduce economic vulnerability and includes support of up to $5 billion for the period July 2000-June 2003.
Financial Crisis of February 2001 and Developments in 2002
     New financial problems arose on February 19, 2001 as a result of a political row between Prime Minister Ecevit and President Sezer. In the days that followed, the Istanbul Stock Market IMKB-100 Index dropped nearly 15%. The Central Bank raised overnight interest rates, with rates at one point reaching over 4,000%, and, by February 23, 2001, Central Bank reserves declined by $5.3 billion. On February 21, 2001, the Government offered an interest rate of 144% for one-month Treasury bills.
     On February 22, 2001, the Government allowed the Turkish Lira to float freely against other currencies, rather than keeping it loosely pegged to the U.S. dollar and the Euro under the so-called “crawling peg” regime established by the Stand-By Arrangement. The floating of the Turkish Lira effectively allowed a devaluation of the Turkish Lira, which fell nearly 30%, and the Central Bank was forced to inject $4.5 billion, or one-sixth of its cash reserves, into the currency markets. Consumer prices also rose. After the floating of the Turkish Lira, the Central Bank began to meet the Turkish Lira requirements of the markets in order to ensure the functioning of the payment system. Consequently, short-term interest rates, which had skyrocketed to over 2000%, decreased to around 80%. For example, Tekel, the state-owned monopoly, announced a 10% price increase for alcohol, tobacco, and salt, while prices for electricity, gasoline, and natural gas rose 10% and Turk Telekom increased telephone rates by 20%.
     On February 23, 2001, Standard & Poor’s lowered its long-term and short-term issuer credit ratings for Turkey to B/C from B+/B. In addition, Standard & Poor’s lowered its foreign currency senior unsecured rating to B from B+. On February 21, 2001, Moody’s downgraded its outlook on Turkey’s B-1 long-term rating from positive to stable.
     Following the February 2001 crisis, the Governor of the Central Bank, Gazi Ercel, the Undersecretary of the Treasury, Selcuk Demiralp, and the president of the Banking Regulation and Supervision Agency, Zekeriya Temizel, all resigned. On March 13, 2001, Kemal Dervis, a former Turkish economist at the World Bank who served as Vice President for poverty reduction and economic management, became State Minister for the economy, replacing Recep Onal. In addition, as part of the Government’s new economic team, Mr. Sureyya Serdengeçti was appointed as the new Governor of the Central Bank and Mr. Faik Öztrak was appointed as the Undersecretary of the Treasury.
     On March 19, 2001, the Government approved an outline of a national program of economic, political, and judicial reforms to prepare the country for accession talks with the European Union (the “EU”) and to provide a financial recovery plan. On April 14, 2001, Mr. Dervis announced a program aimed at restoring confidence in Turkey’s economy. Under this program, public spending will be cut for the rest of 2001, bureaucratic hiring and wages will be frozen, and the Turkish Lira will continue to float against other currencies. Finally, on May 15, 2001, Turkey, the IMF and the World Bank reached an agreement for an approximately $10 billion package, which is in addition to the $6.5 billion in IMF funds to be disbursed under the Stand-By Agreement and the SRF, with $3.8 billion drawn immediately within the scope of the sixth and seventh reviews.
     Turkey quickly began to effect the reforms sought by Mr. Dervis and carried out a series of structural reforms concerning, among other things, the banking sector, the telecommunications sector, reform of the Central Bank, duty losses, the liberalization of the natural gas, electricity, sugar and tobacco markets and the maintenance of strict fiscal and monetary policies.
     In the banking sector, banks under the SDIF were financially and operationally restructured and a politically independent board was appointed to govern the banks. State and SDIF banks were removed from the overnight borrowing market and a new management team was appointed for state banks. The private banking system was strengthened as a result of implementation of various initiatives. Banks taken over by the SDIF are being resolved through mergers and/or sale.
     In order to promote fiscal transparency, the number of budgetary and extra-budgetary funds was reduced and a new law aimed at public finance and debt management was submitted to the Assembly. Legislation to facilitate the sale of Turk Telekom was initiated and a new professional board and management team of Turk Telekom was appointed. In addition, legislation to liberalize airline fares and the sugar and tobacco markets was initiated.
     Monetary and exchange rate policy is being conducted in the framework of a floating exchange rate regime and a new Central Bank law has given the Central Bank full operational independence to pursue price stability and to shift to inflation targeting by the end of 2001.
     On June 15, 2001, the Treasury invited Turkey’s banks to participate in two debt-swap packages designed to alleviate the cost of the Treasury’s domestic debt and extend the maturity of domestic borrowing. The Treasury issued three-year and five-year foreign currency-linked bonds and one- to two-year Turkish Lira floating rate notes in exchange for TL9,335 trillion ($8.1 billion) in shorter term domestic treasury bills. The swaps resulted in a coverage ratio of 76.0% for the Treasury. The swaps lengthened the average maturity of debt to 37.5 months from 6 months. As a result of the swaps, the total domestic debt service in 2001 is expected to decline by more than $6.8 billion.
     Turkey expected to receive loans totaling $19.4 billion from the IMF and World Bank for the period May-December 2001. In early July, however, the IMF and World Bank postponed a scheduled board meeting at which approval of two loan tranches worth $3.3 billion was expected. The loans were delayed pending fulfillment of various required actions, including those relating to the banking system. The BRSA seized five insolvent banks (Bayindirbank, EGS Bank, Kentbank, Site Bank, and Tarisbank) and put them into the SDIF. On July 12, 2001, the IMF and World Bank agreed to disburse the $3.3 billion loan tranche.
     Despite the reforms and new loan installment, the Turkish Lira fell to approximately TL1.5 million to $1 on July 18, 2001. As of July 18, 2001, the Turkish Lira had fallen 54% since February when it began to float freely. The decline followed a disappointing auction of Turkish treasury bonds. The Government intended to raise TL300,000 billion ($200 million) to help repay TL1,095,000 billion of debt that was due on July 18, 2001. It managed to sell only TL45,684 billion to private investors, and the interest rate reached nearly 105% on the seven-month bonds, which was the highest rate paid since April 24, 2001. The Central Bank foreign exchange selling rate for U.S. dollars increased to TL1,373,000 the following day, after the resignation of Turkey’s communications minister, Enis Oksuz.
     On August 3, 2001, the IMF released a $1.5 billion loan tranche for Turkey. According to the IMF’s board of directors there have been encouraging signs that the economic downturn is ending and inflation rates are decreasing as planned, which could result in a reduction of interest rates.
     The last tranche of 2002, amounting to $3 billion, was released at the end of November after the completion of tenth review by the IMF Executive Board of Directors and drawn in December 2001. After this tranche, Turkey had approximately $4.3 billion available under the existing IMF’s Stand-By arrangement and the SRF, which is subject to IMF reviews.

     During the November–December 2001 period, Turkey started to seek IMF approval of additional international lending to bridge an expected financing gap in 2002. Following the tenth review, the IMF’s Managing Director announced that he would recommend to IMF’s Executive Board a new $10 billion facility to close its financing gap for 2002.
     On February 4, 2002, the IMF Board approved a new Stand-By arrangement for 2002 – 2004 that consists of additional international lending of up to $10 billion in 2002, $1 billion in 2003 and $1 billion in 2004 for the financing gap of Turkey. The $10 billion in additional international lending for 2002 under the new facility, together with $4.3 billion available under the old Stand-By arrangement, was expected to provide Turkey with a total of $14.3 billion from the IMF in 2002. Subsequent to the approval of the new Stand-By arrangement of February 7, 2002, Turkey has drawn approximately $9.3 billion of the $14.3 billion available for 2002. The second review and third reviews were completed as scheduled. On this account, Turkey completed the second review and approximately $1.1 billion was disbursed on July 3, 2002. The third review tranche, also amounting to $1.1 billion, was disbursed on August 12, 2002. The fourth review, which was supposed to be completed by August 2002, however, could not be completed due to the early elections and consequent slippages in program implementations. The new government established after the November 3, 2002 elections set the main policy framework for the completion of the fourth review and agreed on a revised disbursement reschedule with the IMF. Approximately $700 million was disbursed after completing the fourth review. The fifth review was completed in July 2003 and approximately $474 million was disbursed on August 5, 2003. The sixth review went on as scheduled and $502 million was disbursed in December 22, 2003. See “Recent Developments—General”.
     In addition, Turkey expected to receive approximately $2.9 billion from the World Bank in 2002 in connection with its structural reforms of the financial, economic and agricultural sectors. The release of such funding has been linked to Turkey’s continued efforts to liberalize such sectors and curtail public expenditures. On April 16, 2002, the World Bank approved a $1.35 billion public and financial sector special adjustment loan for Turkey to be disbursed in three tranches of $450 million each. The first tranche amounting to $450 million was released in August 2002. However, the Government had requested the Bank to restructure the undisbursed amount of the Loan on standard IBRD terms, with the improvement of economic conditions during early 2003. See “Recent Developments—General”.

FOREIGN TRADE AND BALANCE OF PAYMENTS
FOREIGN TRADE
     Turkey has increasingly diversified its export products and markets, with industrial products claiming an increasing share of total exports. From 2000 to 2004, exports increased at an average annual rate of 19.4%. The value of Turkey’s exports rose from approximately $27.8 billion in 2000 to approximately $63.1 billion in 2004. In 2004, merchandise exports (including shuttle trade and transit trade) increased by 30.9% compared to 2003 and reached $66.9 billion and exports f.o.b. (excluding shuttle trade and transit trade) increased by 33.6% compared to 2003 and reached $63.1 billion.
     In 2004, the trade deficit (including shuttle trade) was $23.9 billion compared to $14.0 billion in 2003. The current account balance produced a deficit of $15.5 billion in 2004, compared to a deficit of $8.0 billion in 2003.
     The composition of exports has shifted substantially from agricultural products to industrial products. Industrial exports accounted for 94.3% of total exports in 2004 while the share of agricultural products in total exports was 4.2%. In addition to traditional export goods such as textiles and clothing products, iron and steel, glass and ceramics, products such as color televisions, electrical appliances, motor vehicles and spare parts have been gaining greater importance. For example, while textiles and related products increased 16% to $17.6 billion in 2004, exports of machinery, electronics and motor vehicles increased 45% to $18.4 billion.
     Turkey entered into the Customs Union with the EU in 1996. Within this context, customs duties for all industrial products imported from the EU were abolished and the Common Customs Tariff of the EU was adopted. In the case of processed agricultural products, the EU and Turkey have agreed upon the establishment of a system in which Turkey differentiates between the agricultural and industrial components of the duties applicable to these products. Accordingly, Turkey has abolished the duties applicable to the industrial component for products originating in EU and EFTA countries, while duties applicable to the agricultural products still apply. However, the EU has granted customs duty concessions for a number of Turkish products, and Turkey has extended to the EU the limited concessions that it allows to EFTA countries. Within the framework of this agreement, customs duties for ECSC products originating in the EU and EFTA countries were gradually decreased and were fully abolished in January 1999.
     In order to comply with the common commercial policy of the EU in the textile and clothing sector, Turkey has harmonized its legislation to the EU’s quota and surveillance measures for that sector. A decree on state aid has also been brought into force in line with EU state aid regulations, limiting the scope of state aid to research and development, environmental protection, market research, training activities, refunds on agricultural products and other aid compatible with Turkey’s obligations under multinational agreements.
     Turkey’s principal trading partners have traditionally been EU member countries. In 2004, EU member countries accounted for 54.6% of total exports and 46.6% of total imports, compared to 54.8% and 48.3%, respectively, in 2003. The largest total export market for Turkish products is Germany, which accounted for 13.9% of total exports in 2004 compared to 15.8% in 2003.
     To date, Turkey has made the most progress in aligning itself with the preferential agreements of the EC and has signed 15 numerous trade agreements that include Central and Eastern European Countries, EFTA countries and Israel and there are still several agreements to be concluded with other countries. As a part of this process, Turkey has also adopted the EU’s General System of Preferences (GSP) towards the least developed countries. Turkey’s adoption of the EU’s preferential agreements enables it to participate in the EU trade arrangements with Central and Eastern European and Mediterranean countries. Turkey was integrated in the Pan-European Cumulation of Origin effective as of January 1, 1999. The free trade agreements that have been executed and Turkey’s participation in the Pan-European Cumulation of Origin are expected to further diversify the composition and destination of Turkish exports.

     The following table presents Turkey’s total imports, exports and terms of trade for the years indicated:
Table No. 16
Terms of Trade — Foreign Trade, Value, Volume

	2000	2001	2002	2003	2004
	in millions of U.S. dollars
Exports f.o.b.(1)	27,775	31,334	36,059	47,253	63,121
Imports c.i.f.(2)	54,503	41,399	51,554	69,340	97,540
Consumption goods	7,265	4,084	5,008	7,536	12,099
Capital goods	11,341	6,964	8,492	11,326	17,383
Intermediate goods	35,710	29,836	37,443	50,012	67,388
Oil	4,208	3,878	4,088	4,777	6,092
Other	31,495	25,958	33,355	45,235	61,296

	(percent change from previous year)
Total exports
Value	4.5	12.8	15.1	31.0	33.6
Price	(4.3)	(2.6)	(1.9)	10.1	15.9
Volume(3)	9.2	15.8	17.2	19.1	15.2
Total imports(2)
Value	34.0	(24.0)	24.5	34.5	40.7
Price	4.5	(0.3)	(1.2)	7.9	12.5
Volume(3)	28.2	(23.8)	26.0	24.6	25.1
Terms of trade	(8.4)	(2.3)	(0.7)	2.0	3.0

(1)	Excluding transit trade.
(2)	Excluding transit trade and non-monetary gold.
(3)	Volume changes are obtained by dividing value changes by price changes.
Sources: SPO and SIS.

     The following table presents the composition of Turkey’s exports by sector of trade for the periods indicated:
Table No. 17
Exports by Sector and Commodity

	Annual					Percentage Change
	2000	2001	2002	2003	2004	2001/00	2002/01	2003/02	2004/03
		(in millions of U.S. dollars)
Agricultural and Forestry	1,659.1	1,976.4	1,754.3	2,120.7	2,541.8	19.1	(11.2)	20.9	19.9
Agriculture and farming of animals	1,651.9	1,967.6	1,743.9	2,104.7	2,525.8	19.1	(11.4)	20.7	20.0
Forestry and logging	7.2	8.8	10.4	16.0	15.9	22.6	18.1	54.1	(0.5)
Fishing	24.5	29.7	51.4	80.7	103.1	21.4	72.9	57.0	27.7
Fishing	24.5	29.7	51.4	80.7	103.1	21.4	72.9	57.0	27.7
Mining and Quarrying	400.3	348.7	387.2	469.1	649.2	(12.9)	11.1	21.2	38.4
Mining of coal, lignite and peat	1.6	3.8	1.5	1.3	2.3	133.7	(62.1)	(7.8)	73.0
Crude petroleum and natural gas	4.7	2.9	3.2	2.8	0.0	(37.0)	9.9	(13.9)	(100.0)
Mining of uranium and thorium ores	—	—	—	—	—	—	—	—	—
Metal ores	127.5	80.9	101.5	101.0	186.7	(36.5)	25.4	(0.4)	84.7
Other mining and quarrying	266.5	260.9	281.0	363.9	460.3	(2.1)	7.7	29.5	26.5
Manufacturing	25,517.5	28,826.0	33,701.6	44,378.4	59,532.9	13.0	16.9	31.7	34.1
Food products and beverages	1,835.5	2,016.2	1,880.7	2,649.6	3,349.4	9.8	(6.7)	40.9	26.4
Tobacco products	123.1	81.1	99.7	89.8	78.0	(34.1)	23.0	(9.9)	(13.1)
Textiles	4,614.1	4,943.5	5,532.8	6,841.2	7,998.1	7.1	11.9	23.6	16.9
Wearing apparel	5,417.1	5,397.5	6,615.2	8,153.9	9,340.2	(0.4)	22.6	23.3	14.5
Luggage, saddlery and footwear	189.5	211.8	214.2	285.8	328.0	11.8	1.1	33.5	14.7
Products of wood and cork	63.0	109.4	118.5	146.0	203.7	73.5	8.3	23.2	39.6
Paper and paper products	164.3	241.7	302.6	367.2	457.4	47.1	25.2	21.4	24.6
Printing and publishing	42.6	42.7	48.7	67.0	82.1	0.2	14.0	37.5	22.6
Coke, petroleum products and nuclear fuel	300.7	416.4	670.1	953.5	1,364.3	38.5	60.9	42.3	43.1
Chemicals and chemical products	1,397.5	1,480.5	1,580.7	1,926.3	2,556.4	5.9	6.8	21.9	32.7
Rubber and plastic products	781.5	940.5	1,084.5	1,464.4	1,958.9	20.4	15.3	35.0	33.8
Other non-metallic minerals	1,121.2	1,231.3	1,467.6	1,800.4	2,317.1	9.8	19.2	22.7	28.7
Manufacture of basic metals	2,247.1	2,921.2	3,239.4	3,884.4	6,769.4	30.0	10.9	19.9	74.3
Manufacture of fabricated metal products (exc. machinery)	660.8	733.5	932.3	1,503.1	2,199.7	11.0	27.1	61.2	46.3
Manufacture of machinery and equipment	1,376.0	1,564.4	2,077.5	3,118.5	3,913.4	13.7	32.8	50.1	25.5
Office, accounting and computing machinery	63.1	52.5	39.7	40.8	52.1	(16.8)	(24.4)	2.9	27.7
Electrical machinery and apparatus	825.2	1,038.4	1,057.1	1,220.6	1,575.6	25.8	1.8	15.5	29.1
Communication and apparatus	961.9	1,002.3	1,575.0	1,947.7	2,883.0	4.2	57.1	23.7	48.0
Medical, precision and optical instruments, watches	75.2	77.4	89.0	129.2	173.4	2.9	15.0	45.2	34.2
Motor vehicles and trailers	1,745.0	2,656.7	3,602.8	5,437.0	8,812.6	52.2	35.6	50.9	62.1
Other transport	882.1	948.2	528.7	1,037.3	1,348.7	7.5	(44.2)	96.2	30.0
Furniture	631.0	718.9	944.9	1,314.6	1,771.2	13.9	31.4	39.1	34.7
Recycling	—	—	—	—	—	—	—	—	—
Electricity, Gas and Water Supply	20.4	20.5	15.8	20.1	60.2	0.5	(22.7)	26.8	199.5
Electricity, gas and steam	20.4	20.5	15.8	20.1	60.2	0.5	(22.7)	26.8	199.5
Wholesale and Retail Trade	136.4	127.5	147.2	182.7	230.8	(6.5)	15.5	24.1	26.3
Wholesale and retail trade	136.4	127.5	147.2	182.7	230.8	(6.5)	15.5	24.1	26.3
Other Business Activities	0.4	1.3	0.1	0.1	1.4	216.9	(95.7)	47.7	1,563.6
Other business activities	0.4	1.3	0.1	0.1	1.4	216.9	(95.7)	47.7	1,563.6
Social and Personal Activities	16.3	4.1	1.4	1.0	1.6	(74.6)	(66.1)	(30.7)	66.9
Recreational, cultural and sporting activities	16.2	4.1	1.3	1.0	1.6	(74.7)	(67.5)	(27.2)	66.9
Other service activities	0.1	0.0	0.1	0.0	0.0	(46.0)	76.2	(100.0)	—
Total	27,774.9	31,334.2	36,059.1	47,252.8	63,120.9	12.8	15.1	31.0	33.6

Source:	SIS.

     Turkey has taken the lead in the establishment of the Black Sea Economic Cooperation Zone, which is intended to create a regional trade organization for the 11 countries surrounding the Black Sea. With the participation of Albania, Armenia, Azerbaijan, Bulgaria, Georgia, Greece, Moldavia, Romania, the Russian Federation, Ukraine and Turkey, the Black Sea Trade and Development Bank has been established to promote economic prosperity and promote regional projects in the area. Turkey has also embarked on efforts to develop new export markets in countries with which Turkey has not traditionally traded. See “Description of the Republic—International Organizations.”
     The following table presents Turkey’s exports by country for the periods indicated:
Table No. 18
Exports by Country

		Percent		Percent		Percent		Percent		Percent
	2000	Share	2001	Share	2002	Share	2003	Share	2004	Share
			(in millions of U.S. dollars, unless otherwise indicated)
OECD Countries	19,005.8	68.4	20,615.2	65.8	23,553.1	65.3	30,422.4	64.4	40,332.2	63.9
EU Countries	14,510.4	52.2	16,118.2	51.4	18,458.5	51.2	25,898.7	54.8	34,309.9	54.4
EFTA Countries	324.3	1.2	316.1	1.0	409.0	1.1	538.0	1.1	655.5	1.0
Other OECD Countries	4,171.2	15.0	4,180.9	13.3	4,685.5	13.0	3,985.6	8.4	5,874.5	9.3
Turkish Free Zones	895.4	3.2	933.8	3.0	1,438.5	4.0	1,928.3	4.1	2,529.1	4.0
Non-OECD Countries	7,873.7	28.3	9,785.2	31.2	11,067.5	30.7	14,902.2	31.5	20.259.6	32.1
Europe + CIS Countries	2,277.5	8.2	2,657.9	8.5	3,447.4	9.6	4,720.0	10.0	5,922.2	9.4
African Countries	1,372.2	4.9	1,520.9	4.9	1,696.7	4.7	2,131.2	4.5	2,951.5	4.7
American Countries	246.6	0.9	335.3	1.1	241.2	0.7	256.0	0.5	373.0	0.6
Middle East Countries	2,552.7	9.2	3,581.5	11.4	3,575.7	9.9	5,131.5	10.9	7,237.6	11.5
Other Asian Countries	1,380.7	5.0	1,514.0	4.8	1,939.8	5.4	2,604.0	5.5	2,864.0	4.5
Other Countries	43.5	0.2	175.5	0.6	166.7	0.5	59.5	0.1	911.3	1.4
Selected Country Groups
- Black Sea Economic Cooperation	2,368.2	8.5	2,851.1	9.1	3,476.9	9.6	5,044.4	10.7	6,736.3	10.7
- Economic Cooperation Organization	873.6	3.1	971.6	3.1	1,041.9	2.9	1,569.2	3.3	2,186.5	3.5
- Commonwealth of Independent States	1,648.7	5.9	1,978.1	6.3	2,278.9	6.3	2,962.6	6.3	3,932.7	6.2
- Turkish Republics	572.5	2.1	557.4	1.8	619.3	1.7	899.1	1.9	1,186.1	1.9
- Islamic Conference Organization	3,915.1	14.1	4,886.3	15.6	5,195.9	14.4	7,341.8	15.5	10,141.2	16.1
Selected Countries(1)
- Germany	5,179.8	18.6	5,366.9	17.1	5,868.8	16.3	7,484.9	15.8	8,745.3	13.9
- United Kingdom	2,036.8	7.3	2,174.9	6.9	3,024.9	8.4	3,670.1	7.8	5,543.9	8.8
- Italy	1,789.3	6.4	2,342.2	7.5	2,375.7	6.6	3,193.2	6.8	4,640.3	7.4
- USA	3,135.2	11.3	3,125.8	10.0	3,356.1	9.3	3,751.6	7.9	4,848.6	7.7
- France	1,657.0	6.0	1,895.3	6.0	2,134.6	5.9	2,826.1	6.0	3,668.4	5.8
- Spain	713.5	2.6	950.4	3.0	1,125.1	3.1	1,789.5	3.8	2,618.4	4.1
- Netherlands	874.2	3.1	892.4	2.8	1,055.6	2.9	1,525.9	3.2	2,138.0	3.4
- Iraq	0.0	0.0	0.0	0.0	0.0	0.0	829.1	1.8	1,820.8	2.9
- Russia	643.9	2.3	924.1	2.9	1,172.0	3.3	1,367.6	2.9	1,859.2	2.9
- Israel	650.1	2.3	805.2	2.6	861.4	2.4	1,083.0	2.3	1,313.9	2.1
- Greece	437.7	1.6	476.1	1.5	590.4	1.6	920.4	1.9	1,170.8	1.9
- Belgium – Luxembourg	647.1	2.3	688.3	2.2	693.3	1.9	885.6	1.9	1,183.2	1.9
- Saudi Arabia	386.6	1.4	500.6	1.6	554.6	1.5	741.5	1.6	768.5	1.2
- Romania	325.8	1.2	392.0	1.3	566.5	1.6	873.3	1.8	1,235.5	2.0
- Egypt	375.7	1.4	421.5	1.3	326.4	0.9	345.8	0.7	473.1	0.7
- Algeria	383.5	1.4	422.0	1.3	514.3	1.4	573.0	1.2	806.1	1.3

Total	27,774.9	100.0	31,334.2	100.0	36,059.1	100.0	47,252.8	100.0	63,120.9	100.0

(1) Countries are selected according to total export values in the last three years.

Sources:	SIS, SPO.

     The value of imports increased from approximately $7.9 billion in 1980 to approximately $97.5 billion in 2004. The increase was mainly attributable to economic growth and delayed demand. In 2004, the EU accounted for 46.6% of Turkey’s total imports.
     In 2004, of the main commodity groups, the share of intermediate goods in total imports was 69.3%, while the shares of capital goods and consumption goods in total imports were 17.8% and 12.4%, respectively. As a result of the Customs Union, all customs duties and charges and the quantitative restrictions on imports were abolished. Turkey applies the EU’s common customs tariff on imports of industrial goods from the third countries, except in limited circumstances where the products are automobiles, footwear, certain leather products and furniture. The customs duties applicable to those products were progressively aligned to the EU’s common customs tariffs within the five-year transitional period. To this end, reductions of 10% in 1997, 10% in 1998, 15% in 1999, 15% in 2000 and 50% in 2001 were accomplished through various import regime decrees.
     With the establishment of the Customs Union, Turkey’s weighted average rates of protection on industrial imports from the EU and EFTA countries decreased from approximately 10% to 0. As for the products imported from countries that are not part of the Customs Union, average protection rates were reduced from approximately 15%, the pre-Customs Union level, to 5.6% in 1996. As of January 1, 2001, the average of customs duties on industrial products fell further to 4.5%. The average of customs duties in more recent years is not currently available.
     The following table presents the composition (by International Standard Industrial Classification) of Turkey’s imports (other than non-monetary gold) by sector of trade for the periods indicated:
Table No. 19
Imports by Sector and Commodity

	2000	2001	2002	2003	2004	2001/00	2002/01	2003/02	2004/03
			(in millions of U.S. dollars, unless otherwise indicated)
Capital goods	11,341.5	6,964.4	8,492.5	11,325.9	17,397.4	(38.6)	21.9	33.4	53.6
41 Capital goods(Except transportatıon vehıcles)	9,240.0	5,906.1	7,664.2	9,823.2	13,493.7	(36.1)	29.8	28.2	37.4
521 Transportation vehicles incidental to industry	2,101.5	1,058.3	828.2	1,502.7	3,903.8	(49.6)	(21.7)	81.4	159.8
Intermediate goods	35,710.2	29,971.2	37,442.9	50,011.7	67,549.4	(16.1)	24.9	33.6	35.1
21 Unprocessed materials incidental to industry	2,829.1	2,062.4	3,002.1	4,290.5	5,775.8	(27.1)	45.6	42.9	34.6
22 Processed materials incidental to industry	16,003.8	13,812.8	17,963.7	24,105.4	33,407.2	(13.7)	30.1	34.2	38.6
31 Unprocessed fuels and oils	6,124.5	6,379.7	4,956.9	5,718.0	7,329.1	4.2	(22.3)	15.4	28.2
42 Parts of investment goods	3,761.6	2,994.7	4,010.5	4,840.3	6,432.2	(20.4)	33.9	20.7	32.9
53 Parts of transportation vehicles	3,081.0	2,416.5	2,632.3	3,942.0	6,544.2	(21.6)	8.9	49.8	66.0
111 Unprocessed materials of food and beverages	531.2	301.0	538.6	957.2	944.2	(43.3)	78.9	77.7	(1.4)
121 Processed materials of food and beverages	240.9	188.2	269.8	525.2	624.5	(21.9)	43.4	94.7	18.9
322 Processed fuels and oils	3,138.1	1,816.0	4,069.0	5,633.2	6,492.3	(42.1)	124.1	38.4	15.3
Consumption goods	7,220.0	4,083.7	5,008.0	7,536.4	12,100.3	(43.4)	22.6	50.5	60.6
51 Automobiles	2,596.3	588.0	814.4	2,219.7	4,213.6	(77.4)	38.5	172.6	89.8
61 Resistant consumption goods	1,291.5	707.5	739.3	917.2	1,439.7	(45.2)	4.5	24.1	57.0
62 Semi-resistant consumption goods	1,016.9	827.0	920.4	1,265.4	1,910.8	(18.7)	11.3	37.5	51.0
63 Non-resistant consumption goods	1,507.7	1,447.3	1,898.8	2,354.7	3,184.4	(4.0)	31.2	24.0	35.2
112 Unprocessed of food and beverages	170.0	116.0	133.0	119.4	149.1	(31.8)	14.7	(10.2)	24.9
122 Processed of food and beverages	320.5	243.1	303.3	403.8	528.1	(24.1)	24.8	33.1	30.8
321 Gasoline	251.9	120.6	165.9	216.8	556.0	(52.1)	37.6	30.7	156.5
522 Transportation vehicles not incidental to industry	65.2	34.2	32.7	39.5	118.6	(47.5)	(4.4)	20.8	200.3
Others	231.1	379.8	610.5	465.7	492.6	64.3	60.7	(23.7)	5.8
7 Other goods not elsewhere specified	231.1	379.8	610.5	465.7	492.6	64.3	60.7	(23.7)	5.8
Total	54,502.8	41,399.1	51,533.8	69,399.7	97,539.8	(24.0)	24.5	34.5	40.7

Source:	SIS.

     The following table presents imports (other than non-monetary gold) by country or region of origin for the periods indicated:
Table No. 20

	Imports by Country

		Percent		Percent		Percent		Percent		Percent
	2000	Share	2001	Share	2002	Share	2003	Share	2004	Share
			(in millions of U.S. dollars, unless otherwise indicated)
OECD Countries	35,681.8	65.5	26,007.0	62.8	32,984.5	64.0	43,898.6	63.3	59,492.4	61.0
EU Countries	26,610.3	48.8	18,280.4	44.2	23,321.0	45.2	33,494.7	48.3	45,373.1	46.5
EFTA Countries	1,155.3	2.1	1,480.9	3.6	2,512.0	4.9	3,395.7	4.9	3,888.7	4.0
Other OECD Countries	7,916.2	14.5	6,245.6	15.1	7,151.4	13.9	7,326.2	10.6	10,792.1	11.1
Turkish Free Zones	495.9	0.9	303.2	0.7	574.5	1.1	588.9	0.8	809.0	0.8
Non-OECD Countries	18,325.2	33.6	15,088.9	36.4	17,994.8	34.9	24,852.2	35.8	37,238.4	38.2
Europe + CIS Countries	6,319.1	11.6	5,269.0	12.7	6,342.8	12.3	8,910.0	12.8	14,411.3	14.8
African Countries	2,714.2	5.0	2,818.7	6.8	2,692.2	5.2	3,338.0	4.8	4,779.3	4.9
American Countries	579.8	1.1	420.0	1.0	592.3	1.1	1,082.0	1.6	1,359.0	1.4
Middle East Countries	4,154.8	7.6	3,302.8	8.0	3,681.5	7.1	4,059.0	5.9	5,121.8	5.3
Other Asian Countries	4,382.2	8.0	3,022.8	7.3	4,366.5	8.5	6,801.0	9.8	10,636.2	10.9
Other Countries	175.1	0.3	255.7	0.6	315.5	0.6	651.0	0.9	930.9	1.0
Selected Country Groups
- Black Sea Economic Cooperation	6,699.1	12.3	5,545.7	13.4	6,576.6	12.8	9,297.7	13.4	15,263.1	15.6
- Economic Cooperation Organization	1,543.0	2.8	1,237.7	3.0	1,548.2	3.0	2,735.7	3.9	3,208.1	3.3
- Commonwealth of Independent States	5,693.0	10.4	4,630.2	11.2	5,554.5	10.8	7,777.1	11.2	12.848,2	13.2
- Turkish Republics	628.0	1.2	282.5	0.7	467.8	0.9	623.3	0.9	940.9	1.0
- Islamic Conference Organization	7,353.4	13.5	6,031.5	14.6	6,770.1	13.1	8,481.5	12.2	10,565.9	10.8
Selected Countries(1)
- Germany	7,198.2	13.2	5,335.4	12.9	7,041.5	13.7	9,453.0	13.6	12,515.7	12.8
- Italy	4,332.8	7.9	3,484.1	8.4	4,097.0	7.9	5,471.5	7.9	6,865.8	7.0
- Russia	3,886.6	7.1	3,435.7	8.3	3,891.7	7.5	5,451.3	7.9	9,033.1	9.3
- France	3,531.8	6.5	2,283.9	5.5	3,052.7	5.9	4,164.1	6.0	6,201.3	6.4
- United Kingdom	2,747.7	5.0	1,913.8	4.6	2,438.3	4.7	3,500.0	5.0	4,317.1	4.4
- USA	3,911.0	7.2	3,261.3	7.9	3,099.1	6.0	3,495.8	5.0	4,745.2	4.9
- Switzerland	891.0	1.6	1,227.4	3.0	2,142.7	4.2	2,968.2	4.3	3,404.5	3.5
- China	1,344.7	2.5	925.6	2.2	1,368.3	2.7	2,610.3	3.8	4,476.1	4.6
- Japan	1,620.6	3.0	1,307.4	3.2	1,465.5	2.8	1,927.1	2.8	2,684.3	2.8
- Netherlands	1,584.5	2.9	1,041.6	2.5	1,311.3	2.5	1,656.7	2.4	1,908.1	2.0
- Spain	1,678.2	3.1	1,066.1	2.6	1,419.2	2.8	2,003.7	2.9	3,253.7	3.3
- Belgium – Luxembourg	1,660.6	3.0	984.5	2.4	1,150.0	2.2	1,523.6	2.2	1,991.7	2.0
- Saudi Arabia	961.7	1.8	729.6	1.8	793.8	1.5	969.1	1.4	1,231.5	1.3
- South Korea	1,180.9	2.2	759.5	1.8	900.4	1.7	1,312.4	1.9	2,572.5	2.6
- Ukraine	981.6	1.8	757.6	1.8	991.1	1.9	1,331.5	1.9	2,509.4	2.6
- Sweden	1,439.8	2.6	543.9	1.3	535.1	1.0	822.2	1.2	1,118.4	1.1

Total	54,502.8	100.0	41,399.1	100.0	51,553.8	100.0	69,399.7	100.0	97,539.8	100.0

(1) The countries are chosen according to the total import values in the last three years.

Sources:	UFT, SPO.
     As of December 31, 2004, Turkey’s gross international reserves were approximately $57.7 billion. As of December 31, 2004, official reserves of the Central Bank were approximately $36.0 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately $16.0 billion. In 2004, portfolio investment from abroad increased by $8.0 billion, compared to a $2.5 billion increase in 2003.
OTHER GOODS, SERVICES AND INCOME
     In addition to merchandise exports and imports, Turkey’s current account is also composed of earnings from other goods, services and income. This item includes tourism revenues, interest earnings and other invisible revenues such as earnings from shipment and transportation, investment income, contractors’ earnings and other official and private services (a residual category).
     In 2004, Turkey’s tourism revenues increased by 20.3% to $15.9 billion. See “Economy—Services—Tourism.” In addition, earnings from direct, portfolio and other investment were $2.6 billion in 2004, compared to $2.2 billion in 2003.
     Turkey’s receipts from all services amounted to approximately $24.0 billion in 2004, which represented an increase of 26.3% from 2003. Current transfers amounted to $1.1 billion in 2004. On the other hand, the debit for all services and income amounted to approximately $11.3 billion ($8.2 billion from income) in 2004, representing an increase of 32.1% (an increase of 4.3% for income) from 2003.
BALANCE OF PAYMENTS
     The following table summarizes the balance of payments of Turkey for the periods indicated:
Table No. 21

	Balance of Payments

	2000	2001	2002	2003	2004
		(in millions of U.S. dollars)
Overall Balance	(2,997)	(12,924)	(212)	4,097	4,342
Current Account	(9,819)	3,390	(1,522)	(8,037)	(15,543)
Trade balance	(21,959)	(3,733)	(7,283)	(14,010)	(23,924)
Exports	30,721	34,373	40,124	51,206	67,001
Imports	(52,680)	(38,106)	(47,407)	(65,216)	(90,925)
Services (net)	11,368	9,130	7,879	10,505	12,773
Service (credit)	20,364	16,030	14,783	19,025	24,028
Tourism receipts	7,636	8,090	8,479	13,203	15,888
Service (debit)	(8,996)	(6,900)	(6,904)	(8,520)	(11,255)
Income(net)	(4,002)	(5,000)	(4,554)	(5,559)	(5,519)
Credit	2,836	2,753	2,486	2,246	2,651
Interest	1,168	1,139	784	634	697
Debit	(6,838)	(7,753)	(7,040)	(7,805)	(8,170)
Interest	(4,825)	(5,497)	(4,417)	(4,586)	(4,349)
Current transfers	4,774	2,993	2,436	1,027	1,127
Workers remittances	4,560	2,786	1,936	729	804
Official transfers (net)	214	207	500	298	323
Capital Account	0	0	0	0	0
Financial Account	12,581	(1,719)	1,372	3,001	12,699
Direct investment (net)	112	2,769	888	1,254	1,874
Portfolio Investment	1,022	(4,515)	(593)	2,465	8,023
Assets	(593)	(788)	(2,096)	(1,386)	(1,388)
Liabilities	1,615	(3,727)	1,503	3,851	9,411
Debt Securities	1,126	(3,648)	1,519	2,946	7,984
General Government	984	(3,645)	1,958	3,123	7,984
Bond issued abroad (net)	6,110	99	1,029	1,509	1,959
Other Investment	11,801	(2,667)	7,230	3,329	3,626
Assets	(1,939)	(601)	(777)	(986)	(7,292)
Liabilities	13,740	(2,066)	8,007	4,315	10,918
Loans	12,868	614	5,079	658	5,909
Monetary Authority	3,348	10,229	(6,138)	(1,479)	(4,414)
General Government	117	(1,977)	11,834	(765)	(267)
Banks	4,378	(8,076)	(1,028)	1,975	5,578
Other Sectors	5,025	438	411	927	5,012
Currency and Deposits	(20)	(832)	348	1,368	647
Monetary Authority (FX Accounts held within CBRT)	622	736	1,336	497	(209)
Reserve Assets	(354)	2,694	(6,153)	(4,047)	(824)
Net Errors and Omissions	(2,762)	(1,671)	150	5,036	2,844
Overall Balance	(2,997)	(12,924)	(212)	4,097	4,342

Source:	CBT.

CURRENT ACCOUNT
     The 2000 foreign trade performance was affected by the stabilization program implemented in 1999, which was designed to counteract the effects of the Asian and Russian financial crises and the earthquake events of 1999. Revival in domestic demand, increasing crude oil prices and appreciation of the Turkish Lira, especially against the Euro, resulted in widening foreign trade and current account deficits in 2000. Imports were mainly driven by consumer demand as a result of a sharp fall in interest rates, increases in the banking sector’s consumer credits and the economic recovery. Exports on the other hand, remained moderate. Despite the increase in travel revenues and shuttle trade, the current account yielded a deficit of $9.8 billion in 2000, amounting to 4.9% of GNP.
     The financial turmoil in November 2000 coupled with the economic crisis in February 2001 resulted in an economic recession, which in turn caused a slowdown in import demand. After the abandonment of the crawling peg system, the Turkish Lira depreciated significantly which resulted in reduced imports. The sharpest decline was observed in imports of consumer goods. Capital and investment goods imports also declined in that period. On the other hand, exports increased as a result of increased exports of transportation vehicles and parts, electrical machinery and mechanical equipments, and iron and steel. Shuttle trade and travel revenues showed slight increases in 2001. Hence, the current account resulted in a surplus of $3.4 billion in 2001. Turkey also experienced negative effects on travel revenues in the last quarter of 2001, as a result of the terrorist attacks in the United States in 2001.
     The most important factors that affected foreign trade in 2002 were domestic demand and production increases. Industrial production displayed high growth rates particularly after March, which stimulated imports of intermediate goods for the second quarter of 2002. On the contrary, as the domestic investment and consumption demand remained weak, excess supply was directed towards external markets. This development brought about increased exports despite a sluggish world economy. Imports increased by 24.5% and exports increased by 15.1% in 2002. Shuttle trade and travel revenues continued to increase in 2002. Consequently, the current account yielded a $1.5 billion deficit in 2002.
     External accounts continued to deteriorate in 2003, and the current account yielded a deficit of 2.8% of GNP in 2003. The deficit resulted from a widening trade deficit. Imports grew by 34.5% in 2003, mostly led by imports of intermediate goods. The growth in imports was attributed mainly to a rise in industrial production and a growth in exports that necessitate imported inputs, as well as a strengthening currency. Exports increased despite an increasing real exchange rate. Improved export performance was due to lower levels of labor and energy costs and as well as growth in productivity. Services revenues increased by 28.7% as a result of tourism revenues in 2003, and investment expenditures also increased due to portfolio expenditures and interest payments. Workers’ remittances continued to decline in 2003.
     Progress towards EU membership and increases in political stability raised expectations for the Turkish economy in 2004. As a result of high growth and capital inflows, the current account balance produced a deficit of $15.5 billion in 2004. The services surplus reached $12.8 billion (a 21.6% increase over 2003) due largely to an increase of 20.3% in tourism revenue totaling $15.9 billion. However, investment revenue remained unchanged compared to the previous year, producing a deficit of $5.5 billion. Current transfers reached $1.1 billion in 2004 (a 9.7% increase over 2003) due to increases in workers’ remittances and official transfers. Shuttle trade revenue declined slightly in 2004 by 1.8% to $3.9 billion.

FOREIGN INVESTMENT
     The Government encourages foreign direct investment and a variety of incentives are provided to prospective investors. The banking, agriculture and mining sectors have been opened to foreign direct investment, and the Assembly has passed laws protecting copyrights, patents and trademarks in an effort to encourage greater foreign direct investment.
     Flexible foreign investment policies have been introduced as part of the liberalization of the Turkish economy. The foreign investment legislation provides a more secure environment for foreign capital by providing support from several bilateral and multilateral agreements and organizations, granting foreign capital the same rights and obligations as local capital, and guaranteeing the transfer of profits, fees and royalties and the repatriation of capital.
     The new foreign direct investment Law No. 4875, which has been in force since June 17, 2003, emphasizes the key elements of the liberal investment environment in Turkey, and represents a “legal guide” to international investors about their rights and obligations. The major change is the abrogation of the prior authorization system for foreign investments. As a result, all transactions for establishing a company with foreign capital are the same as with local companies. Since all companies established in Turkey within the framework of the Turkish commercial Code are considered Turkish companies, all duties and responsibilities are the same, regardless of the nature of the capital structure of the company. The minimum capital requirement of $50,000 per foreign partner is also abolished as well as the obligation of establishing either a joint stock or a limited liability company.
     Law No. 4875 provides:
•	freedom to invest by eliminating all former FDI-related screening, approval, share transfer and minimum capital requirements;

•	reassurance of existing guarantees in one transparent and stable document;

•	upgrading to accepted international standards for definitions of “foreign investor” and “foreign direct investment”; and

•	a policy shift from ex-ante control to a promotion and facilitation approach with minimal ex-post monitoring.
     Turkey has been a party to several international organizations and bilateral and multilateral agreements, which provide a more secure investment environment for foreign investors, such as:
•	Turkey is a member of OECD, WTO, IMF, World Bank and organizations of the World Bank, including Multinational International Guaranty Agency (“MIGA”).

•	Agreements to protect and promote investment have been signed with 73 countries, and 53 of these such agreements are currently in force.

•	Agreements to avoid double taxation are currently in effect with 60 countries.

•	Turkey has been a party to OECD Codes of Capital Movements and Invisible Transactions and the convention on the International Center for Settlement of Disputes.

•	Turkey has been a party to investment-related agreements on WTO platforms such as TRIMs (Trade Related Investment Measures) and TRIPs (Trade Related Intellectual Property Rights).
     In 1999, the Assembly passed a Constitutional amendment permitting national and international arbitration of certain business disputes involving concession agreements for public services. In 2000, the related implementation laws allowing international arbitration in contracts involving Turkey and foreign investors were approved by Parliament.

     In addition, the Government created a new regulatory framework intended to attract the continuing large foreign investments needed in the energy, communication and transportation sectors from private sources, allowing itself to concentrate a larger part of its own financing on social infrastructure such as education and health. Regulated markets for electricity and natural gas were introduced to address the shortcomings of the current centralized model. The telecommunications sector has also undergone changes, transforming the formerly monopolistic structure to a regulated and competitive sector. The High Council of Telecommunications was established in 2000 as a supervisory body for the telecommunication industry. The last step towards a full liberalization of the sector began on January 1, 2004 following the termination of the monopoly of Turk Telekom on voice telephony services and telecommunication infrastructure. Following full liberalization, the Telecommunication Authority granted the first licenses for territorial data transmission.
     In line with the recovery of the main economic indicators, FDI inflows continued to rise in 2004. Net FDI inflows into Turkey totaled $2,733 million in 2004, a 55.9% increase compared to 2003.
     The following table sets forth authorized and realized foreign direct investment for the years indicated:
Table No. 22
Foreign Direct Investment

				Other Capital						Real
	Equity Capital			(Intra-Company Loans)			Total			Estate	Total
	Inflow	Outflow	Net	Usage	Back Pay	Net	Inflow	Outflow	Net	(Net)	(Net)
	(in millions of U.S. dollars)
2000	1,707	(725)	982	—	—	—	1,707	(725)	982	—	982
2001	3,288	(22)	3,266	—	—	—	3,288	(22)	3,266	—	3,266
2002	590	(5)	585	512	(34)	478	1,102	(39)	1,063	—	1,063
2003	659	(8)	651	227	(112)	115	886	(120)	766	987	1,753
2004	1,109	(100)	1,009	554	(173)	381	1,663	(273)	1,390	1,343	2,733

Source:	CBT
     Investments in the services sector (based on the amounts for which permits have been granted) accounted for 69% of total foreign direct investment for 2004, while manufacturing accounted for 24% of such total.
     The following tables set forth authorized foreign direct investments by sector and by country:
Table No. 23
Foreign Direct Investment by Sector

	Manufacturing	Services	Other	Total
	(in millions of U.S. dollars)
2000	932	763	12	1,707
2001	846	2,439	3	3,288
2002	78	510	2	590
2003	451	196	12	659
2004	272	766	71	1,109

Source:	CBT

Table No. 24
Foreign Direct Investment by Country

		Other OECD
	EU Countries	Countries	Other	Total
	(in millions of U.S. dollars)
2000	1,172	210	325	1,707
2001	2,613	280	395	3,288
2002	455	60	75	590
2003	539	117	3	659
2004	860	207	42	1,109

Source:	CBT
     FUTURE DIRECTIONS
     Turkey’s efforts towards improvement of the investment climate are on course. Studies were conducted among both Turkish and foreign investors to determine why Turkey under-performs in terms of attracting foreign direct investment. The Administrative Barriers to Investment Project, which was strongly supported by the Government, public institutions and the private sector, is the most important of these studies.
     Given the relatively low level of private investments, especially foreign direct investments, the Government has initiated a comprehensive reform program, based on the results of a study conducted with the World Bank to modernize and streamline the legal, regulatory, and administrative framework.
     The reform program is an on-going process with a particular focus in the following key areas as outlined by the decision on December 11, 2001 by the Council of Ministers:
•	company registration;

•	employment of foreigners;

•	sectoral licensing;

•	land access and site development;

•	taxation and state aids;

•	customs and technical standards;

•	intellectual property rights;

•	foreign direct investments legislation; and

•	investment promotion.
     The Council of Ministers’ decision created nine technical committees corresponding to the above key areas of reform and envisages that the work on regulatory reform be guided under the auspices of the Coordination Committee for the Improvement of the Investment Climate (CCIIC). The CCIIC is composed of the Undersecretaries of the Ministry of Finance, the Ministry of Industry and Commerce, Treasury, Foreign Trade, State Planning Organisation, and presidents of the Technical Committees, the Turkish Industrialists’ and Businessmen’s Association (TUSIAD), the Turkish Union of Chambers and Stock Exchanges (TOBB), the Foreign Investors’ Association (YASED) and the Turkish Exporters Board (TIM), under the presidency of the Undersecretariat of Prime Ministry. The secretariat services of the CCIIC are carried out by the Undersecretariat of Treasury.

     The Government has taken several steps in compliance with the recommendations of the technical committees. Moreover, the Government has amended the Council of Minister’s Decree to include another technical committee on small and medium enterprises. To increase the influence of the reform program for improvement of the investment environment (the “CCIIC Program”), the Government appointed a minister to the CCIIC Program. The CCIIC Program has proved effective and various legislative changes have been made and draft laws have been prepared. Laws enacted as a result of the CCIIC Program to date include the law on employment of foreign personnel, Foreign Direct Investment Law, amendments to the Turkish Commercial Code that redesign the company registration process (reducing the steps required from 19 to 3 and reducing the turnaround time from two and a half months to one day), Mining Law, Labour Law, Turkish Patent Institute Law, the law on the investment allowance system, which enables a shift to an automatic state aids system in line with EU requirements, and other laws regarding insurance, encouragement of tourism, the prevention of smuggling and inflation adjusted accounting.
     Furthermore, the CCIIC Program efforts have produced results in other areas such as recruitment of expatriates, sectoral licencing, customs and intellectual and industrial property rights. With respect to customs reform, the Undersecretariat of Customs has implemented a reform program to improve its administrative efficiency and effectiveness. The automated customs system has been established at 99% of all customs offices and has been further enhanced to assist customs in controlling the movement of goods. One of the goals of the customs reforms is to conform the customs regulations and procedures to those mandated by EU legislation and simplifying and harmonizing the forms, procedures and control techniques to conform with those recommended by the World Custom Organization. Necessary legislation to strengthen the capacity and infrastructure of the Turkish Patent Institute has been enacted, which seeks to ensure effective implementation of the regulation and protection of intellectual and industrial property rights.
     The Technical Committee on Promotion of Investment has implemented a one-year action plan in order to establish a Turkey Investment Promoting Agency. The goal is to streamline and localize the bureaucratic process for investments. The Draft Law on Regional Agents submitted to the Turkish Grand National Assembly on December 19, 2004 will provide for the development of a “One Stop Office” system that will provide sector permissions at the investment and commissioning stages. This arrangement will enable the provincial units of the Regional Development Agencies to become the single authority where applications can be submitted and coordinated.
     The regulation of land acquisition and site development are critical issues for both local and foreign investors. The Draft Legislation stipulating amendments in the Zoning Code No. 3194 addresses those concerns by shortening the development plan approval process, harmonizing inventory studies on land utilization, setting the standards with respect to industrial zone planning, providing for the sharing of planning data by public agencies, preparing investment area maps, preparing Organized Industry Zone (OIZ) inventories and, when appropriate, investigating the vacancy of certain OIZs.
     In April 2005, Law No. 5331 became effective, granting the Council of Ministers the power to define and govern Small and Medium Enterprises (SMEs). The primary purpose of the Law is to abolish regulations prone to conflicting interpretation and bring the rules governing SMEs in line with EU legislation.
     CAPITAL ACCOUNT
     Within the period 2000-2004, financing needs were mainly met by credit drawings from IMF loans, and long-term capital inflows. A combination of loans totaling $22.5 billion were used to finance the current account deficits, while net international reserves increased by $19.9 billion during this period.
     In 2000, while the Government’s bond issues, IMF credit uses, short term borrowing by the banking sector and long term borrowing of the private sector played important roles in the financing of this deficit, the financial turmoil in November 2000 resulted in a considerable outflow of portfolio investments.
     Foreign direct investments and the Government’s drawings of IMF loans gave rise to capital inflows in 2001, whereas substantial short-term debt repayments of the banking sector and portfolio outflows especially during the crisis were the dominant factors in the financing structure of 2001. As a consequence, Central Bank reserves fell by $2.7 billion in that period.
     The Government’s use of $12.5 billion of IMF loans was the most important financing source for the current account deficit in 2002, which led to a $6.2 billion increase in Central Bank reserves.
     In 2003, the deficit was financed through portfolio flows, short-term credit drawings by the banking sector, and rising deposits of non-residents in domestic banks. Another significant source of financing was the net errors and omissions items that generated $5 billion of inflows in 2003. As financing sources exceeded the current account deficit, Central Bank reserves increased by $4 billion in that period.
     In 2004, long-term financing, other than portfolio investments, rose significantly as a percentage of total financing. Long-term capital flows and portfolio investments were mainly composed of long-term credit from the private sector and security purchases by non-residents. The financial account yielded a surplus of $12.5 billion in 2004 despite significant loan repayments related to IMF credits. Excluding IMF loans and official reserve changes, net capital inflow was $16.8 billion during this period. Net errors and omissions continued their increasing pace. As the capital inflows surpassed the external financing requirement, the total reserves (consisting of Central Bank and other banks’ reserves) increased by $6.7 billion.
INTERNATIONAL RESERVES
     Over the period 2000-2004, Turkey has substantially increased its international reserves, including official reserves of the Central Bank and reserves held by commercial banks and gold. Net international reserves reached $53.7 billion as of December 31, 2004.
     The following table presents the level of international reserves at the dates indicated:
Table No. 25

	International Reserves

		Central	Commercial	Gross		Net
	Gold(1)	Bank	Banks(2)	Reserves	Overdraft	Reserves
	(in millions of U.S. dollars)
2000	1,006	22,172	11,007	34,185	25.6	34,159
2001	1,032	18,787	10,392	30,212	19.9	30,192
2002	1,279	26,807	9,980	38,066	15.1	38,051
2003	1,558	33,616	9,795	44,968	10.9	44,957
2004	1,635	36,009	16,006	53,650	0.9	53,649

(1)	For 2000 $271.5 per ounce, for 2001 $275.8 per ounce, for 2002 $331.8 per ounce, for 2003 $407.6 per ounce, and for 2004 $440.5 per ounce.
(2)	Includes all commercial banks (foreign and domestic) doing business in Turkey.

FINANCIAL SYSTEM
THE CENTRAL BANK
     The Law on the Central Bank of the Republic of Turkey (No. 1715) was enacted on June 11, 1930. The Bank was established in October 1931 and opened officially on January 1, 1932.
     The Central Bank has the exclusive right to issue bank notes in Turkey. As the sole regulator of the volume and circulation of the national currency, the Central Bank controls the monetary supply through open market operations and by setting reserve and liquidity requirements. The Central Bank’s open market operations desk maintains a portfolio of Government securities to effect repurchases, reverse repurchases, direct sales and direct purchases. On a day-to-day basis, the Central Bank also regulates liquidity through the interbank market.
     The Central Bank manages and controls the official gold and foreign exchange reserves within the framework of overall economic objectives. The Central Bank’s foreign currency reserves consist primarily of U.S. dollar and Euro denominated deposits and marketable securities issued by foreign governments and institutions of high credit quality. The Central Bank is also required to determine and protect the parity of the national currency with gold and foreign currencies within guidelines set by the Government. Besides the foreign exchange market, the Central Bank oversees the domestic markets for Turkish Lira deposits, foreign currency notes and foreign currency deposits. The Central Bank also engages in lending and the granting of credits through its discount window from time to time, though it has not done so to any material extent from January 1996 to date.
     The Central Bank performs the traditional functions of a central bank, including the issuance of banknotes, establishing monetary and exchange rate policy in accordance with the needs of the economy so as to maintain price stability by taking into consideration the development plans and annual programs, and advising the Government regarding financial matters.
     In the aftermath of the February 2001 crisis, a series of reforms were realized. In May 2001, the Central Bank Law was amended in accordance with international experiences to ensure instrument independence, accountability and transparency. Price stability was declared as the sole and overriding objective of the monetary policy. Short-term interest rates became the main policy instrument of the Bank. The law also established a Monetary Policy Committee with the responsibility of setting the inflation target together with the government. In this context, the Central Bank is expected to inform the Government and the public about the targets and implementations of the monetary policy, safeguard the value of the Turkish Lira against foreign exchange rates and work with the Government to determine the exchange rate regime. The law clearly defines the relationship between the Government and the Central Bank and excludes cash advances to the Treasury and prohibits credit lines to public institutions.
     In 2002, with an eye towards modern Central Banking policies and in preparation for an inflation targeting strategy, important changes were made in the operational structure of Turkey’s monetary policy. Within the framework of these changes, on the August 1, 2002, the Turkish Banks’ Association, with the assistance of the Central Bank, launched the Turkish Lira Interbank Offer Rate (TRLIBOR). The determination of interbank reference rates is expected to play an important role in the pricing of credit and other financial instruments, including forward foreign exchange rates. The Central Bank phased out its intermediation role in both the interbank money market and the foreign exchange and banknotes market by taking into consideration the progress made in strengthening the private banking sector and in selling or closing down the banks under the SDIF. The Central Bank’s gradual withdrawal as a blind broker for banks in the aforementioned markets was concluded as of December 2, 2002. In addition to these developments, beginning on September 2, 2002, a Primary Dealership system was initiated by the Treasury and the Central Bank supported the system by providing the primary dealer banks with Turkish Lira liquidity.
     The Central Bank continued efforts to improve the stability of financial markets by implementing policies regarding price stability. Within this framework, the Central Bank introduced the lending operations market for Government Domestic Borrowing Securities (GDBS) at the beginning of 2003 as a step to reinforce the Primary Dealer System. Hence, the banks that want to lend GDBS had the opportunity to obtain additional return with low risk, while borrower Primary Dealer banks reduced their quotation liabilities in the secondary market. In addition, markets were immediately stabilized by providing funds on reasonable conditions in the foreign exchange and banknotes markets in order to minimize the adverse market effects of the conflict in Iraq. Similarly, during the terrorist attacks in Istanbul in November 2003, banks were provided with unlimited borrowing facility. Lending interest rates were also temporarily reduced to dissipate the tension in the markets and to diminish possible fluctuations. The payment system functioned normally and closed without problems by the help of these measures.
     In 2004, the Central Bank continued to implement inflation targeting under a floating rate regime. In this framework, the Central Bank continued to use short-term interest rates as the primary tool to counteract inflationary pressures. To this end, the overnight borrowing interest rate was reduced from 26% to 18% on December 20, 2004.
MONETARY POLICY AND INFLATION
     2000. The monetary and the exchange rate policies implemented in 2000 differed from previous policies because they were explicitly directed towards disinflation as part of the new Stand-by Arrangement with the IMF. Within the framework of the monetary policy, the annual depreciation path of the Turkish Lira against the foreign exchange basket of $1.00 and EURO0.77 was determined for the year 2000.
     The upper limits on net domestic assets, excluding the revaluation account and the band around net domestic assets, were also important issues of the monetary policy. In practice, the quarterly ceiling values for net domestic assets were set at TL1,200 trillion and such values were determined as the performance criteria in the context of the Stand-By Arrangement. The band around net domestic assets, which was determined for each quarter in accordance with the realized base money stock at the end of the preceding quarter, provided less room for intervention by the Central Bank. It was presumed that increases in base money demand would be met by capital inflows, which would be viewed as increases in net foreign assets on the Central Bank balance sheet.
     In 2000, the required reserve ratio for Turkish Lira denominated deposits was decreased from 8% to 6% and the difference of 2% was held as free deposits at the Central Bank. Because the banking system was allowed to hold these free deposits in a weekly averaging plan (as opposed to a daily plan), the banks were provided more flexibility in their liquidity management.
     The Central Bank offset changes in net credits to the public sector in the balance sheet in order to maintain net domestic assets in the predetermined band, except on religious holidays, which are possible periods of increases in the demand for base money.
     In accordance with the band around net domestic assets, the Central Bank’s bid/ask quotations in the interbank money market were announced on a daily basis and were changed very frequently in light of market liquidity in 2000. In previous years, changes in bid/ask quotations were made much less frequently. Also, the difference between ask quotations and bid quotations was much wider than in previous years so as to discourage banks from using Central Bank funds through the interbank money market unnecessarily and to eliminate the possibility of disturbing the values of net domestic assets at the end of each day.
     Between January 2000 and the end of November 2000, the Central Bank maintained net domestic assets in line with what was determined by the Stand-by Arrangement. The daily net domestic asset values remained within the predetermined band, except for the religious holiday in March 2000, and the end of quarter values of net domestic assets were realized below the predetermined upper limit of TL1,200 trillion. Following the financial crisis in November 2000, the Central Bank increased lending to the market through open market operations, the interbank money market, and through fixed rate quotations, which required higher net domestic asset values than those required by the upper limit of the predetermined band.
     Following the November 2000 financial crisis, the demand for foreign exchange continued despite increased interest rates. There was a partial improvement in financial markets after the announcement of the SRF from the IMF in December 2000. See “Economy—Financial Crises—November 2000.”

     At the end of 2000, the value of net domestic assets (excluding the revaluation account) was TL2,366 trillion, primarily due to the increase in liquidity demand after the financial crisis in November 2000 and the rapid increase in liquidity demand in the markets as a result of the religious holiday in late December. As a result of the unsystematic increase at the end of 2000, the net domestic asset value subject to the performance criteria was determined as the average of the values on December 11, 2000 and January 11, 2001. The new performance criteria on net domestic assets for the end of 2000, which was set at TL1,650 trillion, were satisfied with TL1,060 trillion in 2000.
     In 2000, base money increased by 49% in nominal terms from TL3,879 trillion to TL5,788 trillion. The real rate of growth in base money was 7%. Foreign assets increased 17% in the period between January and mid-November 2000. However, the November 2000 financial crisis resulted in a loss of gross foreign exchange reserves and, as a result, foreign assets decreased. Net foreign assets decreased by 49% in terms of U.S. dollars by the end of 2000. The quarterly floors set as the performance criteria for net international reserves in the first two quarters of 2000 were met. In the second half of 2000, the end-of-quarter values of net international reserves were higher than the floors. However, the end of year indicative floor value was subject to a revision after the November 2000 financial crisis.
     In 2000, the rate of increase in the exchange rate basket was 20% in accordance with the preannounced rate. In particular, the rates of depreciation of the Turkish Lira against the US dollar and the Euro were 24.4% and 14.1%, respectively, in the year 2000.
     In 2000, M2 and MY2 grew by approximately 43% and 40%, respectively, as compared to the end of 1999.
     2001. Following the November 2000 financial crisis, the Government announced a new monetary policy, while the exchange rate policy remained the same. The predetermined daily exchange rate path was announced for the January-June period and the “progressively widening band” around the central exchange rate path was determined. Additionally, new targets for some balance sheet items, such as net domestic assets and net international reserves were announced.
     However, the increase in the risk premium pushed the interest rates in primary and secondary markets to pre-crisis levels. Towards the end of February 2001, political uncertainties preceding the Treasury auction caused panic in the markets and the Turkish Lira faced a serious attack. The Central Bank tightened the liquidity, which led to a bottleneck in the payments system. In light of these developments, defending the crawling peg exchange rate regime became impossible. As a result, the currency peg system was abandoned in the wake of the February crisis and the Central Bank announced exchange rates would be determined in the market by supply and demand conditions. Interventions were carried out only to smooth the excessive short-run fluctuations, without interfering with exchange rates reaching their market-determined levels in the long run.
     The “Transition Program for Strengthening the Turkish Economy” was initiated in May 2001 to review the 2000 disinflation program and to reinforce structural elements. The goal of this program was to secure economic stability and to put the economy on a sustainable growth path by overcoming the inflation problem. From late February 2001 through the beginning of a new IMF program in mid-May, the Central Bank focused on re-establishing financial market stability by ensuring the re-functioning of the payments system, reducing the open positions of banks to more prudent levels, bringing stability to the exchange rate, and addressing the chronic problems of state-owned banks to enhance the overall stability of the banking system.
     A new letter of intent was signed with the IMF in May 2001, which proposed a more active monetary policy. In this framework, a ceiling value for net domestic assets and a floor value for the changes in net international reserves have been set. These values have been taken as performance criteria. Because of the abandonment of the exchange rate anchor, base money has been determined both as an intermediate target and as the new anchor to the economic agents. However, due to the estimation difficulties, periodic ceilings were determined as indicative targets rather than performance criteria. The targeted rates of increase in base money were determined so as to prevent monetization and to restrict the inflationary effects of devaluation. In order to sterilize liquidity injected through the use of IMF credit for domestic financing purposes, programmed foreign exchange auctions were initiated.

     The short-term interest rate became the main monetary policy instrument and was used to curb inflationary pressures. The Central Bank actively withdrew the excess liquidity, which was injected into the market by banking operations designed to manage the November 2000 and February 2001 financial crises through reverse repurchases and foreign exchange sales. As a result, the impact of the excessive increase in net domestic assets to the base money was prevented and monetization was not allowed.
     Prior to the September 11, 2001 terrorist attacks in the United States, monetary and foreign exchange markets were relatively stable, compared to the previous months. However, after the terrorist attacks, both the rate of depreciation of the Turkish Lira and interest rates rose. The Central Bank announced that it would meet the liquidity requirements of the markets if necessary and dropped the upper quotation on interest rates. The announcement of new macroeconomic targets and budgetary aggregates, together with international support to Turkey, increased the possibility of additional external financing from the IMF and re-established stability in the markets. The Government agreed to the measures necessary to reach the primary surplus of 6.5% of GNP for 2002. In addition, the IMF announced the approval of $10 billion in financing support for the 2002-2004 period, apart from the $3.2 billion committed in an earlier agreement. These two positive developments resulted in the decrease of interest rates to 70%, in line with pre-September 11, 2001 levels.
     The annual inflation rate measured on the basis of CPI dropped to 33.4% in February 2001. Due to the sharp depreciation of the Turkish Lira at the end of February 2001 and the increase in the prices of public goods and services, consumer prices began to rise again. Consequently, the inflation rate was 68.5% in 2001.
     The end of year balance sheet targets of the Central Bank were met in 2001. The net domestic assets average for the last five working days of December was TL19,493 trillion, which was below the ceiling of TL22,400 trillion. The decline in net international reserves during November-December 2001 amounted to $1,730 million, which was below the performance criteria set at $3,546 million. The base money average for the last five working days of December was realized as TL7,642 trillion, which was below the performance criteria set as TL7,750 trillion.
     The real effective exchange rate calculated on the basis of wholesale prices declined to 87.5% in the first quarter of 2001, and ended the last quarter of 2001 at 98.3%. Annual depreciation of the Turkish Lira was 115.3% against the U.S. dollar and 107.1% against the Euro. During the February 2001 financial crisis, the overnight compound interest rates climbed to unprecedented levels and started to ease in the aftermath of the financial crisis, ending the year at 80.0%.
     Annual nominal growth rates for monetary aggregates during 2001 were observed as 51% for M1, 48% for M2 and 88% for M2Y. In real terms, there were contractions of 11% for M1 and 12% for M2, whereas M2Y expanded 11%.
     2002. A monetary targeting policy was implemented in 2002 to convince monetary agents that monetary expansion would not reach beyond the levels consistent with macroeconomic targets. The expansion in the monetary base, an item of the Central Bank balance sheet, was set as the target variable and served as the nominal anchor of the program designed to decrease uncertainties in the near future and shape expectations. In addition to the monetary target strategy, the Central Bank stated that it would implement an “implicit inflation targeting” policy consistent with its ultimate aim of price stability and that it also might change short term interest rates in light of the future path of inflation.
     Measures were taken to establish exchange rates consistent with domestic economic fundamentals to ensure that the floating exchange rate regime and the exchange rate market would function more effectively in 2002. Within this framework, the Central Bank announced that it would intervene in the foreign exchange rate market only to prevent excessive volatility, without targeting a certain trend level. Moreover, the Central Bank announced that it would hold foreign exchange buying auctions in order to improve the foreign exchange position. Under the floating exchange rate regime, the Central Bank’s control over short-term interest rates was strengthened and short-term interest rates became the main policy instrument of the monetary program.
     In the period January-April 2002, the Turkish Lira appreciated by approximately 8 percent, due to financial support provided by the IMF and strict adherence to the economic program, which increased the confidence in the economic program and cleared the concerns associated with the sustainability of domestic debt. Moreover, Treasury domestic borrowing interest rates decreased by approximately 20 percentage points. The decline in the uncertainty of the global markets improved inflationary expectations, which in turn increased market confidence. In addition to the decline in supply side inflationary pressures, weak domestic demand also contributed to the disinflation trend. Following these economic developments, the Central Bank reduced the short-term interest rates gradually; the overnight borrowing interest rate decreased from 59% to 48% and the overnight lending rate dropped from 65% to 55% in the January-April period.
     The favorable economic outlook in early 2002 was disturbed in the May-August period by various undesirable political events, early general election debates and disputes regarding the acceptance of EU harmonization laws. During this period, volatilities in the Turkish Lira and foreign exchange markets increased and the decline in the inflation rate slowed down. Starting in August, developments such as the determination of the election date, the acceptance of EU harmonization laws and the increasing confidence in the sustainability of the current program after the general elections decreased the perception of political uncertainty. Based on the foresight that these developments would have a positive impact on inflation, the overnight borrowing interest rate decreased from 48% to 46%, whereas the overnight lending rate decreased to 53% from 55% in early August.
     During the period August-November 2002, the Central Bank did not make any changes in the levels of short-term interest rates, due to the risk of inflationary pressures in a climate of general elections, the deterioration in fiscal discipline and the delays in some structural reforms. Starting in November, it was foreseen that sustaining fiscal discipline through structural reforms would affect inflationary tendencies in a positive manner. On November 11, 2002, the overnight borrowing rate was lowered to 44% and the overnight lending interest rate was lowered to 51%.
     Within the framework of the numerous objectives of the 2002 monetary program, the targets for base money and net international reserve items, specified as performance criteria, and net domestic assets, specified as the indicative target, were attained.
     Within the framework of the operation launched following the February 2001 crisis, a substantial amount of liquidity was created in the market as a result of the outright purchase of state borrowing notes by the Central Bank from the public banks and SDIF banks, in order to provide these banks with short-term financing. This structural excess liquidity continued during the year and by the end of 2002, it had reached 9.6 quadrillion TL. Liquidity management of the Central Bank was organized to enhance financial stability without conflicting with the price stability goal. Excess Turkish Lira liquidity in the market was eliminated by Turkish Lira deposit buying auctions in the interbank money market and reverse repo transactions in the Istanbul Stock Exchange repo-reverse repo market via open market operations.
     In August 2002, the Turkish Banks’ Association, with the assistance of the Central Bank, launched the Turkish Lira Interbank Offer Rate (TRLIBOR) which serves as a reference rate for credit and other financial instruments, including forward foreign exhange rates. The Central Bank phased out its intermediation role in both the interbank money market and the foreign exchange and banknotes market by taking into consideration the progress made in strengthening the private banking sector and by selling banks under the SDIF. The Central Bank’s gradual withdrawal as a blind broker for banks in the aforementioned markets was concluded as of December 2, 2002. Beginning on September 2, 2002, a primary dealership system was initiated by the Treasury and the Central Bank which provides the primary dealer banks with Turkish Lira liquidity through open market operations in order to support the system.
     Insufficient demand conditions, together with tight monetary and fiscal policy measures and the remarkable primary surplus targets of the economic program, brought about a strong position in the current account balance. Moreover, external financial support, especially from international institutions, enhanced the strong position in the balance of payments. Under these conditions, demand for Lira-denominated assets increased as the strenghening of the Lira that began on 2001 continued for the first four months of 2002. The volatility of the exchange rate displayed a relative decline during this period. An increase in the level and volatility of the exchange rate that was not compatible with macroeconomic fundamentals was observed at the beginning of May, mainly due to political uncertainties. This trend continued until the end of July and the Central Bank intervened in the markets in a limited way on July 11, 2002 in order to reduce the extreme volatility in the exchange rate. As it was clearly announced to the public, the Central Bank was not targeting a specific exchange rate level and interventions were directed towards reducing volatility in the foreign exchange markets through low transaction volumes. Downward volatility in exchange rates was observed especially before the religious holiday periods in February and December 2003, due to increasing Turkish Lira liquidity needs. As a result, the Central Bank intervened in the markets on the purchase side. Extreme upward volatility in the exchange rates was observed at the end of December due to negative domestic and external developments and the Central Bank’s intervention in the markets on the sale side. In 2002, the US dollar/TL rate increased by 13.8%, while the euro/TL rate increased by 31.8% due to the appreciation of the euro with respect to the US dollar.
     In 2002, the year-end CPI inflation remained at 29.7%, below the inflation target of 35%. The CPI inflation for 2002, which was the lowest in 20 years, was also below the CPI inflation expected by the CBRT Expectations Survey. The ongoing monetary and fiscal discipline and certain structural reforms were the main causes of disinflation. Furthermore, domestic demand developments did not result in an inflationary pressure because of the high rate of increase observed in production in the second quarter of 2002, which stemmed mainly from stock accumulation and expansion in exports. The pace and magnitude of the exchange rate volatility (which affected inflation) were weakened gradually by the adoption of the floating exchange rate regime and by sluggish domestic demand. In addition, the rate of change in food prices, at the lowest level of the last 15 years, caused inflation to remain below the target.
     Annual nominal growth rates for monetary aggregates during 2002 were observed as 39% for M1, 31% for M2 and 25% for M2Y. In real terms, there was expansion of 7.3% for M1 and 1.0% for M2, whereas M2Y decreased 3.3%.
     2003. The primary goal of the Central Bank is to maintain price stability. In 2003, as in previous years, monetary policy implementation has been determined according to this objective. Likewise, in the framework of the “Transition Program to Strong Economy”, which was introduced in the aftermath of the February 2001 economic crisis and revised at the beginning of 2002 to cover the period 2002-2004, a policy characterized as “implicit inflation targeting” has been implemented that focuses on future inflation. In accordance with this policy, the Central Bank has used short term interest rates as the main policy instrument to fight inflation under the floating exchange rate regime and monitored the monetary performance criteria and indicative targets introduced in the context of the economic program conducted with the IMF.
     In 2003, the Central Bank reduced interest rates six times in April, June, July, August, September and November, in large part, due to the fall in cost-driven inflationary pressures. The reduction in inflationary pressures was caused by a reduction in foreign exchange rates and oil prices in the aftermath of the conflict in Iraq, the government’s commitment to implement the structural reforms envisaged in the economic program and the maintenance of budgetary discipline, and the improvement in inflation expectations in connection with increased market confidence. Eventually, overnight borrowing interest rates were reduced to 26% in October, compared to 44% at the beginning of April.
     In compliance with the floating exchange rate regime, the Central Bank let the foreign exchange rate be determined by market conditions to a great extent in 2003. Nevertheless, the Central Bank has announced several times since the beginning of the economic program that it may intervene in the foreign exchange market to prevent excessive volatility and hold foreign exchange purchase auctions to strengthen the foreign exchange position without affecting the long-term tendency and equilibrium value of the exchange rate. In this context, as a result of the increase in the foreign exchange supply, partly owing to the reverse currency substitution, the Central Bank restarted daily purchase auctions on May 6, 2003, with the aim of strengthening the foreign exchange reserve position. The Central Bank stopped holding purchase auctions on October 23, 2003, taking into account the decrease in excess foreign exchange supply beginning from the end of September and the rise in foreign exchange rates due to the demand of some banks to close their open positions by the end of the year. Beginning in May, in order to prevent the excessive volatility in foreign exchange rates, the Central Bank carried out purchase interventions once in May, June and July, and twice in September. The total amount of foreign exchange purchased by the Bank during May-October period was $9.9 billion.
     With regard to exchange rates, the US dollar/TL rate was 1:1,647,654 at the end of year 2002 and the Turkish Lira depreciated in the first three months of year 2003 as a result of adverse effects in Iraq, and reached a high of 1:1,754,813 on March, 24, 2003. The rate declined from April through October of 2003 because of declining inflation rates, fiscal discipline, positive developments with the IMF, the US credit aid expectation, and because of higher realizations of export and tourism revenues than expected. The rate reached its lowest figure of 1:1,356,557 on September 23, 2003. The rate fluctuated in October and at the end of year 2003, the rate was 1:1,399,998.
     The Central Bank introduced the lending operations market for Government Domestic Borrowing Securities (GDBS) at the beginning of 2003 as a step to reinforce the Primary Dealer System. Hence, the banks that wanted to lend GDBS had the opportunity to obtain additional return with low risk, while borrower Primary Dealer banks reduced their quotation liabilities in the secondary market. In addition to this, markets were immediately stabilized by providing funds on reasonable terms in the foreign exchange and effective markets in order to minimize the adverse effects of that conflict in Iraq had on markets. Similarly, during the terrorist attacks in İstanbul in November, banks were provided with unlimited borrowing facility, and lending interest rates were temporarily reduced to dissipate the tension in the markets and to diminish possible fluctuations. The payment system functioned normally and closed without any problem with help from these measures. Except for the aforementioned points, the operational structure of the monetary policy is the same as before; excess Turkish Lira liquidity, which fluctuated between TL5 quadrillion and TL14 quadrillion was withdrawn by Turkish Lira deposit buying auctions in the Interbank Money market and by reverse repo transactions in the İstanbul Stock Exchange (ISE) Repo-Reverse Repo Market within the framework of open market operations. In order to extend the maturity of the excess liquidity withdrawn and render the liquidity management more flexible, the Central Bank started two-week deposit buying auctions in November in addition to four-week deposit buying auctions, and abolished the limit on the amount of the auction so as to flexibly determine the amount to be purchased in deposit buying auctions. Moreover, the Central Bank introduced some additional arrangements that would contribute to the deepening and effective functioning of the financial markets by reducing the intermediation costs of the banking system. In this framework, the interest rates on required reserves for the Turkish Lira-denominated deposits were envisaged to be between 75-80% of the weighted average simple interest rates on the banking system deposits.
     In this framework of the Stand-by Arrangement, performance criteria for base money and Net International Reserves (NIR) and indicative targets for Net Domestic Assets (NDA) were reached as of end of December 2003. Among these, base money increased annually by 42.6%. The level of Base Money is mainly determined by the volume of the currency issued. It is known that currency issued generally increases seasonally in the tourism, new-year and salary payment periods. At the end of the aforementioned periods, depending on the currency issued returns, it generally decreases. In addition, transactions held within the framework of daily liquidity management by the Central Bank may affect the volume of the currency issued. However, it is believed that the increase in real money demand played an important role in the rapid increasing trend in currency issued, especially in the last quarter of 2003. In 2003, the main cause of the increase in money demand was improvements in inflationary expectations together with steadily decreasing annual inflation rates since the second quarter of the year. In addition to this, the stabilized value of the Turkish Lira and the decreasing nominal interest rates as a result of a decrease in risk perceptions were the other important reasons for the increase in money demand. Net foreign assets, the second performance criterion, were evaluated with constant program exchange rates and increased annually by 125%. The increase in foreign exchange buying auctions, which were introduced in May, and foreign exchange interventions, played an important role and totalled $9.9 billion in 2003. Finally, net domestic assets, an indicative target, fluctuated sharply during the year depending on the borrowing of the Treasury, seasonal liquidity fluctuations, and in conjunction with this, open market operations conducted by the Central Bank. As of the end of 2003, net domestic assets have demonstrated a limited increase of 4.2% annually.
     In 2003, money supplies, defined as narrow and broad (M1 and M2), increased by 51.2% and 32.2%, on a nominal basis, respectively, and by 27.8% and 11.7% on a real basis, compared to the end of 2002. The increase in sight deposits, which is one of the sub-items of the M1 money supply, at a rate of 62.3% on a nominal basis was the main reason for the increase in M1 money supply. Time deposits, which are one of the sub-items of M2 money supply, increased by 26.5% on a nominal basis and by 6.9% on a real basis by the end of 2003. M2Y money supply, which consists of the sum of M2 and foreign exchange deposits increased by 12.3% on a nominal basis, compared to the end of 2002. Taking into account the fact that the CPI inflation was 18.4% by the end of 2003, the M2Y money supply declined by approximately 5% on a real basis.

     In 2003, Operation Iraqi Freedom began, which led to a rapid rise in oil prices and exchange rates. Despite the lack of any pressure from the aggregate demand side, the cost-push effects of the conflict slowed the disinflation process temporarily. However, by the end of the conflict in May, the macroeconomic conditions improved quickly and inflation began to decrease. Aside from the conflict, 2003 had all the necessary conditions for achieving disinflation. First of all, monetary and fiscal discipline led to an increase in market confidence, which in turn led to consistent declines in inflation expectations. Secondly, a strong Turkish Lira and low energy prices resulted in lower production costs. Thirdly, food prices also contributed to the disinflation period. Finally, domestic demand put no pressure on prices. As a result, year-end inflation targets were achieved once again as the prices increased by only 18.4% annually as of December 2003. The achieved inflation rate was the lowest since the late 1970s.
     2004. The Central Bank continued to implement implicit inflation targeting under a floating exchange rate regime, as announced in the “General Framework of Monetary and Exchange Rate Policy in 2004” dated January 2, 2004. In this framework, the Central Bank continued to use short-term interest rates as the main policy instrument to fight inflation while monitoring monetary performance criteria and indicative targets introduced by the economic program conducted with the IMF.
     The Central Bank used short-term interest rates by taking into account the factors that influence future inflation in line with the goal of price stability. The factors considered in interest rate decision-making are total supply and demand balance, indicators with respect to fiscal policy, developments in wages, employment-unit costs and productivity, pricing behavior in both the public and private sector, inflationary expectations, foreign exchange rates, possible external shocks and inflation forecasts calculated by the Central Bank. The Central Bank was able to reduce interest rates four times during 2004 after recognizing the lack of considerable demand pressure, the fall in inflation expectations, positive developments in the relations with the European Union and IMF and the government’s commitment with respect to fiscal discipline and structural reforms. Eventually, the overnight borrowing interest rate was reduced to 18% on December 20, 2004 (from 26% at the beginning of 2004).
     Within the framework of exchange rate policy, the Central Bank declared that exchange rates would be determined by market dynamics and it could intervene in the exchange rate markets in cases where exchange rates display excessive fluctuation in both directions. Moreover, the Central Bank announced that it would hold foreign exchange purchase auctions in order to increase foreign exchange reserves without distorting the long-term tendency and equilibrium value of the exchange rate.
     The Turkish Lira appreciated in the first three months of 2004 as a result of the completion of the Seventh Review with the IMF and positive expectations regarding inflation. During this period, parallel to the developments in foreign exchange supply, foreign exchange buying auctions restarted and due to the increased volatility in February, the Central Bank intervened in the markets to buy foreign exchange. However, the expectations about interest rate increases, the referendum in Cyprus and uncertainties about Turkey’s European Union membership caused foreign exchange rates to surge in April 2004. Due to the decline in foreign exchange supply, foreign exchange buying auctions were suspended during this period, and on May 2004, the Central Bank intervened in the markets to sell foreign currency. Positive expectations regarding both foreign exchange entries in summer and economic performance marked the start of an appreciation of Turkish Lira from mid-May 2004. In August and September debates about the financing of the current account deficit and developments in internal politics that may have adversely affected the EU accession process, caused the exchange rate to increase to some extent. However, especially during the last two months of the year, the movements in favor of the Euro in the Euro/US$ parity, strong economic data, a higher investment appetite for emerging markets, expectations regarding the new three-year Stand-By Arrangement with the IMF, and affirmative developments regarding the EU accession process caused the Turkish Lira to appreciate. The TL/US$ rate closed 2004 at 1,342,700 after opening the year at 1,399,998.
     The Open Market Operations Implementation Regulation (OMO), restructured to take effect as of April 12, 2004, captures both the changes in transaction pricing, and the increase of the amount of government securities delivered as collateral in repo transactions. The latter measure decreased the credit risk of the Central Bank receivables that are vulnerable to market price changes of government securities. In 2004, OMO, one of the basic liquidity management instruments, continued to be actively used. Excess market liquidity continued in 2004 due to the Central Bank’s purchases of government securities issued by the Treasury to strengthen the financial structure of public banks and banks under Savings and Deposit

Insurance Fund (SDIF) within the scope of the 2001 Banking Operation, liquidity granted to the market due to foreign exchange interventions and auctions to counteract the increased foreign exchange supply stemming especially from reverse currency substitution and foreign exchange and foreign currency entrance from outside the system. The reverse repo transactions in the ISE Repo-Reverse Repo Market and borrowing from Interbank Money Market (IMM) transactions were used to withdraw this excess liquidity from the market. Interest payments were another factor increasing excess liquidity in the market. Furthermore, temporary drops in excess liquidity and its asymmetric distribution among banks led the Central Bank to conduct a small number of repo transactions with some primary dealers. The strategy of liquidity management is conducted in line with the goal of price stability.
     The 2004 monetary program, the targets for Base Money, Net International Reserves (NIR) and Net Domestic Assets (NDA) items (specified as the indicative targets), were set for 2004 by the Letter of Intent dated October 31, 2003 and the corresponding targets were revised in the Letter of Intent dated April 2, 2004. The targets for Base Money and Net Domestic Assets were revised and the targets for Base Money and Net International Reserves were set as performance criteria in the Letter of Intent dated July 15, 2004. The performance criteria, as revised, for Base Money and NIR and the indicative targets for NDA were achieved in 2004.
     In 2004, money supplies, defined as narrow and broad (M1 and M2), increased by 36.7% and 35.1%, respectively, on a nominal basis and by 25% and 23.6% on a real basis. The increase in sight deposits at a rate of 49% was the main reason for the observed increase in the M1 money supply. By the end of 2004, time deposits (a sub-item of M2 money supply) increased by 33% on a nominal basis and by 21.6% on a real basis. The M2X money supply, which consists of the sum of M2 and foreign exchange deposits, increased by 23.7% on a nominal basis and 13.2% on a real basis compared to the end of 2003. The M2XR money supply, which is the sum of M2X money supply and the repo transactions that banks carry out with their clients, increased by 22.5% on a nominal basis and by 12.1% on a real basis in 2004.
     The downward trend in inflation, which started in 2002, accelerated in 2004. The year-end inflation target has been met for the third straight year. Although there was a rapid rise in the exchange rates in the April-May period due to foreign economic conditions, the effects of this rise, especially on CPI inflation, remained rather limited. The structural change in the relationship between the exchange rate and inflation were effective in this development. The monetary and fiscal discipline that has been maintained for three years, together with falling inflation and increasing competition, contributed to the fall in the exchange rate pass-through by effecting pricing behavior of firms and general expectations.
     The Central Bank has changed its balance sheet structure in accordance with IMF agreements. The restructured balance sheets have been derived from the Central Bank Analytical Balance Sheet, as shown below:
Table No. 26
Selected Central Bank Balance Sheet Data

	As of December 31
	2000	2001	2002	2003	2004
	(in trillions of Turkish Liras)
Asset	16,903.4	60,089.5	74,070.5	76,497.1	74,672.7
Foreign Assets	18,004.0	34,409.6	50,995.3	52,891.9	53,592.1
Domestic Assets	(1,100.6)	25,680.0	23,075.2	23,605.3	23,605.2
Cash Operations	(416.0)	25,664.1	24,221.8	22,881.8	19,048.1
FX Revaluation Account	(875.2)	(174.8)	(1,146.6)	(723.5)	2,032.5
IMF Emergency Assistance	190.6	190.6	0	0	0
Liability	16,903.4	60,089.5	74,070.5	76,497.1	74,672.7
Total Foreign Liabilities	15,923.6	50,220.7	53,551.1	52,362.6	49,929.4
Liabilities to Non-Residents	10,406.0	36,733.2	37,368.8	35,647.9	30,554.0
Liabilities to Residents	5,517.6	13,487.5	16,182.3	16,714.7	19,375.4
Central Bank Money	979.9	9,868.8	20,519.5	24,134.5	24,743.3
Reserve Money	5,949.3	7,975.9	10,668.3	15,010.4	20,327.8
Currency Issued	3,772.4	5,282.7	7,635.6	10,675.5	13,465.2
Deposits of Banking Sector	2,015.5	2,520.2	2,791.8	4,191.3	6,723.2

	As of December 31
	2000	2001	2002	2003	2004
	(in trillions of Turkish Liras)
Extra Budgetary Funds	115.7	104.2	178.1	48.3	24.4
Deposits of Non Banking Sector	45.7	68.9	62.8	95.3	115
Other Central Bank Money	(4,969.5)	1,892.9	9,851.1	9,124.1	4,415.4
Open Market Operations	(5,218.6)	1,244.0	9,578.7	8,260.1	3,622.1
Deposits of Public Sector	249.2	649.0	272.4	864.1	793.4
     The Central Bank’s Program Balance Sheet was revised four times between end of 1999 and 2003. As of the end of 2004, the Program Balance sheet, in accordance with the letter of intent presented on April 26, 2005, is as follows :

December 31, 2004
(Thousands of NTL)
I- BASE MONEY (A+B+C)	20,188,504
A- Currency Issued	13,465,237
B- TL Required Reserves	3,115,294
C- Free Reserves	3,607,973
II- NET FOREIGN ASSETS (A+B+C)	11,031,365
A- Net International Réserves (1-2+3)	28,275,065
1- Gross Foreign Reserves	52,549,118
a- Gold	2,378,328
b- Foreign banknotes	451,132
c- Correspondent accounts	49,470,345
- Current accounts	3,483,678
- Portfolio accounts (Excl. TDF)	45,986,327
- Other accounts	340
d- Reserve tranche position	249,313
2- Gross International Reserve Liabilities	(24,274,053)
a- Overdrafts	(1,768)
b- Letter of Credits	(1,178,507)
c- Short term credits	0
d- Dresdner account (1 year)	(4,554,883)
e- FX deposits of the Banking sector	(14,014,332)
f- IMF	(4,524,563)
- Use of credit	(4,276,285)
- SDR allocation	(248,278)
3- Net Forward Position	0
a- Swap	0
b- Forward options	0
B- Medium term FX credits (Net)	2,041,955
C- Other	(19,285,655)
1- Dresdner account	(20,841,352)
a- 2 year	(10,374,611)
b- 3 year	(10,466,741)
2- TDF	495,563
3- Other (FX Lending Excl.)	1,060,134
III- NET DOMESTIC ASSETS	9,157,139
A- Tresury Debt	23,457,628
1- CBRT’s Portfolio	23,511,017
a- DIBS prior to Nov. 5, 2001	23,511,017
b- DIBS purchased from secondary markets	0
2- Other	(53,389)
B- Public sector deposits (TL)	(793,388)

December 31, 2004
(Thousands of NTL)
C- Public sector deposits (FX)	(6,544,456)
D- Funds	(24,372)
E- Other public sector deposits	(114,780)
F- Credits to banking sector	310,803
G- Open market operations (net)	(3,622,089)
H- Other	(4,511,285)
I- Revaluations account	999,078
J- IMF Emergency assistance (Treasury)	0
K- FX Lending (TCMB)	0
NDA(1)	9,157,139
Treasury Liabilities to the IMF (2)	26,338,423
Treasury FX denominated borrowing with original maturity of less than 1 year (3)	0
Net Domestic Assets (Program Definition) (1+2+3)	35,495,562
     The following table presents key monetary aggregates for the dates indicated:
Table No. 27
Key Monetary Aggregates

	As of December 31
	2000	2001	2002	2003	2004
	(in trillions of Turkish Lira)
M1	6,746.5	11,073	14,259	21,564	29,469
M2	31,109.3	46,986	61,195	80,923	109,344
M2Y (M2 + foreign exchange deposits at commercial banks)	56,046.3	104,133	133,450	149,855	185,419

Source:	CBT.
     The following table presents the discount rates of the Central Bank for the dates indicated:
Table No. 28
Discount Rates

Year	Discount Rates
2000	60%
2001	60%
2002	55%
2003	43%
2004	38%
BANKING SYSTEM
     In June 1999, the Assembly passed a banking reform law, the Banks Act (Law No. 4389 as amended eight times thereafter, with law No. 4491 in December 1999, with Law No. 4672 in May 2001,with Law No. 4684 in June 2001, with Law No. 4743 in January 2002, with Law No. 4842 in April 2003, with Law No. 5020 in December 2003, with Law No. 5189 in June 2004 and with Law No. 5228 in July 2004). The legislation was established to further align Turkish banking regulation with EU directives and international standards. The law establishes rules and procedures governing incorporation, management, transactions, mergers, liquidation and supervision of banks in order to ensure efficiency in the credit system and increase confidence and stability in financial markets. The law also provides for the establishment of the Banking Regulation and Supervision Agency (“BRSA”), which is an independent and autonomous public entity with administrative and financial autonomy that supervises banks and other financial institutions. Notably, the new Banks Act aligns lending limits with EV standards, improves monitoring of banks, accelerates the liquidation of problem banks and increases the effectiveness of supervision through the establishment of the BRSA.
     The Turkish banking system is currently regulated and supervised by the BRSA, whose administrative body is the Banking Regulation and Supervision Board (“BRSB”). Following the appointment of the members of the BRSB, the BRSA commenced its operations on August 31, 2000.
     The Savings Deposit Insurance Fund (SDIF) is a public legal entity that was administered and represented by the BRSA through December 2003. Through an amendment to the Banks Act in December 2003, the SDIF was given the independent authority and duty to insure savings deposits and resolve instances where the BRSA intervenes in banks through transfer or merger of these banks with another bank, transfer of its shares to third parties, or liquidation.
     In addition to the Central Bank (CBRT), 48 banks were operating in Turkey as of the end of 2004, including 13 investment and development banks (one of which was a clearing bank) and 35 commercial banks. The universal banking system in Turkey allows commercial banks to engage in banking and other financial services. Three of the commercial banks in Turkey are state-owned banks. The major commercial banks are internationally recognized institutions with nationwide branch networks and deposit bases. Banks are permitted to deal in foreign exchange and to borrow and lend in foreign currency.
     Of the 35 commercial banks, 22 are domestically owned private banks and 13 have 50% or more of their shares owned by foreign shareholders or are branches of foreign banks. Of the 13 development and investment banks, 11 are domestically owned and 2 are foreign-owned.
State Banks
     Priority was given to the financial restructuring of state banks. Simultaneously with the strengthening of their financial structure, operational restructuring studies were initialized. The main objective of the latter is to re-build organizational structure in compliance with the requirements of contemporary banking and international competition.
     As a first step, management of the three state banks was transferred to a newly created Joint Board of Directors. The Board was granted the authority to restructure and prepare the state banks for privatization. In order to reduce their short-term liabilities, state banks obtained liquidity through repo or the outright sale of government securities to the Central Bank and fully eliminated their short-term liabilities (amounting to TL8.5 quadrillion as of March 16, 2001) to private banks and non-bank entities (excluding those to the Central Bank). Fully released from short term and costly funding needs upon the financial support provided within the program, the state banks started to conduct their operations and transactions in light of competition and profit-maximization. State banks’ deposit interest rates began to be determined uniformly and below the interest rates of the government securities. Thereafter, deposit interest rates of the state banks showed a development parallel to the decrease in interest rates generally. The Treasury supplied special issue government bonds of TL23 quadrillion in 2001 and all claims of the state banks on Treasury arising from subsidized lending (duty losses), including the interest accrued to these loans, were securitized. Legislation was enacted on July 3, 2001 to prevent generation of new duty losses and to annul the Acts and the Council of Ministers’ Decrees that allowed subsidized lending through state banks (creating these losses).
     State banks have become better at identifying problem loans and setting aside appropriate provisions for such loans, increasing transparency. As a result, non-performing loans of state banks rose to TL3,613 trillion and provisions set aside for such loans rose to TL2,904 trillion in December 2002, compared to TL1,017 trillion and TL296 trillion, respectively, at the end of 2000. The loss was due to the merger with Emlak Bankasi, and the provision set aside for the loss, amounted to TL1.9 quadrillion and TL1.4 quadrillion, respectively. The performing loan portfolio of the state banks was TL5.3 quadrillion as of December 2002, and TL7.9 quadrillion as of December 2003. As of December 2004, the non-

performing loan portfolio of the state banks decreased to TL1,600 trillion and provisions made for these non-performing loans decreased to TL1,496 trillion.
     In order to strengthen the capital structure of state banks, funds in the form of both securities and cash were injected into these banks. As a result, total paid-up capital of the state banks rose to TL3.4 quadrillion from TL476 trillion in December 2000 and own funds thereof rose to TL6.0 quadrillion from TL713 trillion as of December 2002. Total paid-up capital and own funds increased to TL3.6 quadrillion and TL8.4 quadrillion, respectively, as of December 2003. In December 2004, total paid-up capital and own funds totaled TL3.3 quadrillion and TL8.0 quadrillion, respectively. Capital injections as well as the increased share of Treasury papers carrying zero risk-weight contributed to the increase in capital adequacy. The state banks determine lending rates while taking into account funding costs in order to achieve efficiency and profitability.
Table No. 29
Consolidated Balance Sheet of State Banks

	TL Trillion		% Share
	Dec. 2003	Dec. 2004	Dec. 2003	Dec. 2004

Assets
Cash & Claims on Banks	4,251	4,595	6.4	5.7
Securities Portfolio	40,813	53,225	61.8	64.3
Loans	7,915	12,864	12.0	15.5
Loans under Follow-Up (Net)	102	104	0.2	0.1
-Loans under Follow-Up	3,531	1,601	5.3	1.9
-Provisions for Loans under Follow-Up (-)	3,429	1,496	5.2	1.8
Duty Losses	—
Other Assets	12,935	11,916	19.6	14.4
Liabilities
Deposit[1]	47,353	64,397	71.7	77.9
Borrowings from Banks[2]	2,077	1,848	3.1	2.2
Other Liabilities	8,185	8,403	12.4	10.1
Shareholders’ Equity	8,401	8,056	12.7	9.7
Balance Sheet Total	66,016	82,704	100.0	100.0

(1)	Interbank-Deposits are excluded.
(2)	This item includes Interbank Deposits and Interbank Money Market transactions.
Source: BRSA
     During the operational restructuring of state banks, Emlak Bank’s license was revoked and its assets were transferred to Ziraat Bankasi as of July 9, 2001. Emlak Bank’s non-banking related properties, participation shares, commercial real estate and assets that were subject to legal follow-up and related provisions were excluded from the transfer.
     Important steps were also taken to reduce the number of personnel and branches of the state banks to a reasonable level. Accordingly, the number of branches was reduced by 22% to 1,942 as of December 2004 from 2,494 as of December 2000 (including Emlak Bankasi), while the number of personnel was cut nearly in half (to 32,304 from 61,601) during the same period. In the aftermath of this restructuring, a positive impact in financial and operational restructuring began to show in the profitability performance of the state banks. Along these lines, the state banks declared a total of TL750 trillion in profit (Ziraat Bankasi TL156 trillion and Halk Bankasi TL594 trillion) as of the end of 2002. They have declared a total of TL1,558 trillion in profit (Ziraat Bankasi TL1,072 trillion and Halk Bankasi TL486 trillion) as of the end of 2003. The total profit of the state banks was approximately TL2,058 trillion (Ziraat Bankasi TL1,530 trillion and Halk Bankasi TL527 trillion) as of December 2004.
The SDIF banks
     After the BRSA began operating on August 31, 2000, the administration of 12 banks was assumed by the SDIF, in addition to the 8 banks already existing under its administration. Of these 20 banks whose administration was taken over during the period 1997-2002, 12 banks were merged, 5 banks were sold to domestic and foreign investors and the license of 1 bank was revoked. After the merger of Pamukbank with Halkbank, by the end of December 2004 there was only 1 bank (Bayindirbank) left under the administration of the SDIF, which served as the bridge bank for the resolution of the SDIF banks. With the implementation of Decision No. 1085, dated July 3, 2003, of the Banking Regulation and Supervision

Board, the license of Türkiye İmar Bankası T.A.Ş. to perform banking activities and accept deposits was revoked and the management and control of this bank was transferred to the SDIF. The SDIF banks were subjected to an intensive financial and operational restructuring process following their takeover, including the following:
•	short-term liabilities were liquidated;

•	FX open positions were considerably reduced;

•	deposit rates were decreased and brought in line with market rates;

•	deposit and FX liabilities were transferred to other banks; and

•	branch and personnel numbers were cut down to reasonable levels.
     A sum of $21.7 billion was required for the financial restructuring of banks that were taken over by the SDIF. Of this amount, $17 billion has been obtained from public sector resources and the remaining $4.7 billion from private sector resources (i.e., from the SDIF’s own resources). A considerable portion of the SDIF’s income comes from insurance premiums collected from banks. Cash penalties, collections, income generated from bank sales and deposits which have been subject to prescription constitute other sources of income for the SDIF. A portion of the funds stated above have been used for repayment or transfer of the SDIF banks’ deposit liabilities amounting to $26 billion.
     With a view towards accelerating the resolution of the SDIF banks, their deposits and foreign exchange liabilities were transferred to other banks. An important portion of the SDIF banks’ deposits were sold to other banks through a series of auctions, backed by matching government securities portfolios. Auctions were realized within a separate bidding process for pools of TL and foreign exchange deposits in 5 stages. As a result of these auctions, TL479 trillion in Turkish Lira and $2,587 million in foreign exchange denominated deposits were transferred to 8 private banks. The SDIF banks used a portion of special issue bonds granted by the Treasury to eliminate their short-term liabilities. These liabilities, amounting to TL5.2 quadrillion as of March 16, 2001 (excluding those liabilities to the Central Bank), were fully eliminated by using the funds provided through outright sales to the Central Bank. Short-term liabilities to the Central Bank, amounting to TL2.6 quadrillion as of the same date, were fully repaid in 2002.
     Open foreign exchange positions of the SDIF banks, which were approximately $4.5 billion before May 2001, decreased substantially as a result of the injection of foreign exchange-indexed Treasury papers during the second half of May 2001 and became $561 million as of end of June 2001. Although their foreign exchange net open position had increased with the SDIF’s takeover of Pamukbank, it decreased to $367 million as of December 2002 and to $30.6 million as of December 2003. The long position of the sole SDIF bank, Bayindirbank, was $1.1 million as of the end of 2004. The SDIF banks’ deposit interest rates have been kept in line with the market rates since March 2001.
Private Banks
     With the “Banking Sector Restructuring Program” implemented in May 2001, private banks (excluding development and investment banks, and foreign banks’ branches) strived to have a healthier structure and to reach internationally accepted minimum capital levels. Due to adverse economic and financial developments, the program was further strengthened by the introduction of a set of new instruments which strengthen the capital of private banks through public support if necessary, establish a legal framework for the restructuring of debts to the financial sector (known as the Instanbul Approach), and establish asset management companies. The legal framework for these instruments (Act No. 4743 on Restructuring of Debts to the Financial Sector and amendments made to some laws) were put into force on January 31, 2002. 25 privately owned deposit banks went through a three-stage audit and standard reports displaying the financial status of these banks as of December 31, 2001 were prepared. Provisional Article 4, added to the Banks Act, made it possible for those satisfying certain conditions to receive one time support in the form of the SDIF’s participation in Tier 1 capital or a subordinated loan (Tier 2 capital).

     Detailed explanations of the Bank Capital Strengthening Program and the audit and assessment results of the program were announced to the public through the “Introductory Guide” and the “Progress Report,” both of which aim to increase the transparency in the banking sector.
Table No. 30
Balance Sheet of Banks Covered by the Program(1)

	TL Trillion		$ Million
	December	December	December	December
	2003	2004	2003	2004

Liquid Assets	1,481	1,833	1,063	1,372
Banks	8,381	12,208	6,015	9,138
Interbank Money Market	3,666	2,083	2,631	1,559
Securities Portfolio	45,840	55,521	32,901	41,558
Fixed Securities	13,695	10,539	9,830	7,888
Loans	52,380	80,166	37,595	60,005
Receivables under Follow-Up (Gross)	641	4,375	460	3,274
Receivables under Follow-Up (Net)	4,023		2,887

Total Assets	163,779	206,370	117,549	154,469

Deposits	102,858	125,235	73,824	93,739
Own Funds	23,243	30,722	16,682	22,996

(1)	This table is consolidated to include domestic and foreign branches and provides inflation-adjusted balance sheet data for the 25 banks covered by the Bank Capital Strengthening Program.
Source: BRSA
     Cash capital increases, correction of provisions set aside for non–performing loans, positive changes engendered in the market risk and valuation of securities were considered during the evaluations and accordingly, Vakiflar Bankasi, Pamukbank and Sekerbank were determined to have capital needs. Pamukbank was transferred to the SDIF, Sekerbank’s capital needs were covered in cash by its shareholders, and a subordinated loan providing funds to reach the 9% capital adequacy ratio was extended to Vakiflar Bankasi.
     In order to help private sector companies continue to operate and regain solvency after the financial crises, a legal framework for the restructuring of debts to the financial sector, know as the Instanbul Approach, was introduced by Act No. 4743, and related regulation was issued by the BRSA. In accordance with the “Financial Restructuring Framework Agreements” (FRFA) and by tying these agreements to “Financial Restructuring Contracts” within three years from the date of their approval by the BRSA, restructuring or rescheduling of bank receivables has become possible. Additional financing to debtors, if necessary, may also be provided under the approach.
     Companies are separated into two “scales” according to the FRFA. The criteria for the “large-scale” companies are determined as follows: the number of registered employees of the company must be above 100, the annual export volume must be above $15 million, the annual turnover must be above TL25 trillion and the audited balance sheet size must be above TL15 trillion. Companies not meeting the above criteria are categorized as medium or small-scale companies. As of December 2003, there were 72 small-scale and 184 large-scale companies under the Istanbul Approach, with a total of $5.5 billion in contracted loans. As of December 2004, the number of small-scale and large-scale companies increased to 101 and 205, respectively, while total contracts rose to $5.7 billion.
Regulatory and Supervisory Framework
     Parallel to the financial and operational restructuring of the banking sector, necessary laws and institutional arrangements have been realized. These efforts aim to strengthen the regulatory and supervisory framework to ensure efficiency and competitiveness in the banking sector and facilitate sound banking practices, thus establishing confidence in the sector. The legal framework in place has become almost fully harmonized with the international standards.
     The regulations concentrate on capital adequacy, risk management, lending and subsidiary limits, loan loss provisioning, compliance with International Accounting Standards, independent auditing and cooperation with foreign supervisory authorities. A number of regulations have been issued and put into force in the following specific fields:

•	capital adequacy;

•	risk management;

•	lending and subsidiary limits and loan loss provisioning;

•	accounting standards, independent auditing and mergers and acquisitions;

•	bank capital strengthening program;

•	special finance institutions; and

•	supervision and cooperation agreements with foreign supervisory authorities.
     Turkey has made efforts to improve capital adequacy. With the amendments made to the Banks Act in June 2001, the definition of “consolidated own funds” was introduced in compliance with EU Directives and the calculation of lending limits and standard ratios on a consolidated basis was ensured. A regulation entitled “Regulation on Measurement and Assessment of Banks’ Capital Adequacy” was published on February 10, 2001. It defines principles and procedures for the calculation of banks’ capital adequacy ratio, by taking into consideration market risks, in particular, interest rate, exchange rate and equity risk. The amendments, effective January 31, 2002, provide for:
•	changes in the publication periods by banks of their capital adequacy ratios;

•	provisions authorizing the BRSA to establish a ratio above the standard minimum capital adequacy ratio;

•	principles and procedures regarding the measurement of risks and capital adequacy issues related to banks’ option operations;

•	additions to the standards of the risk measurement models;

•	the inclusion of repo transactions in the balance sheet;

•	definitions to prevent erosion of banks’ own funds from steep price and foreign exchange rate movements;

•	the application of market risks on a consolidated basis in the calculation of capital adequacy; and

•	principles and procedures for the inclusion of Tier 3 Capital in the calculation of capital adequacy.
     With the amendments to the “Regulation on Banks’ Establishment and Operations” on January 31, 2002, the definition of own funds was changed, and general loan loss provisions covering Tier 2 capital without netting out were introduced. A number of other amendments were made on the “Regulation on Establishment and Operations of Banks” on December 25, 2002. The amended provisions covered the following issues: own fund and consolidated own fund definitions, establishment of banks, share transfers, opening of domestic or cross-border branches by banks operating in Turkey, establishing partnerships or participating in established partnerships, notification of general manager and its assistants and board members, ratios applied to account for foreign transactions (with public bodies, central banks and credit institutions abroad) and extension of disposal periods of commodities and real estate. The “Regulation on Amendments to be made to the Regulation on Banks’ Establishment and Operations,” published on July 9, 2002 evaluates the structures of off-shore banking activities along with their connections to the parent company, bringing these issues under regulation and supervision and providing access to accurate information about these issues. This regulation was amended in 2003 and 2004 to address problems encountered in practice.

     Turkey has taken steps toward improving risk management as well. With the “Regulation on Banks’ Internal Control and Risk Management Systems” put into force on February 8, 2001, principles and procedures for establishing internal audit and risk management systems were outlined. As of July 2001, banks started to report their activities and organizational preparations on a quarterly basis. Comprehensive reporting, coordinated with the risk-based supervision of the banking system, was also prepared. Evaluations on the data received through the reporting was initiated as of October 30, 2002. “Regulation on Principles and Procedures about the Implementation of the Foreign Exchange Net Position/Own Funds Standard Ratio for Banks on both Consolidated and Unconsolidated Basis” was published on January 31, 2002. With this regulation, compliance with the amendments to own fund and consolidated own fund definitions was ensured.
     Studies continue on the possible impact of the New Basel Capital Accord (the final Basel-II was published in June 2004 by the Basel Banking Supervision Committee and is scheduled to enter into force in G-10 countries at the beginning of 2007) on the Turkish banking system. The BRSA and six domestic banks have participated actively in “Quantitative Impact Studies” coordinated by the Committee to measure the quantitative impacts of Basel-II on capital requirements. They play an important role in the process of finalizing the Basel-II.
     Turkey has also made progress toward improving lending and subsidiary limits and loan loss provisioning. With the introduction of the “Regulation on Establishment and Operations of Banks” on June 27, 2001, risk group definitions and the calculation of loan limits for a single group considering direct and connected lending were established in order to prevent (credit) risk concentration. This regulation, which includes shareholders and subsidiaries of banks in the same risk group, will prevent risk concentration on a particular group and improve the asset structure of the banking sector in accordance with safety, resolution and productivity principles. Banks that have extended total loans to a risk group that exceed the required levels stipulated in the Banks Act will not extend further loans to natural persons and legal entities included in this risk group. Banks are required to gradually eliminate the amounts exceeding the required levels by the end of 2006.
     Amendments made to the Banks Act by Law No. 4672 include the following:
•	A bank’s non-financial subsidiary is limited to 15% of the bank’s own funds while the total sum of all such subsidiaries is limited to 60% of the bank’s own funds, with a transition period until 2009;

•	Beginning January 1, 2002, forward contracts, option contracts and other similar derivative instruments are included under the definition of “credit”; and

•	Corporate tax deductibility of specific provisions is clarified.
     With the amendments to the Banks Act by Law No. 4743 on January 31, 2002, the four-year transition period granted to banks for loan loss provisioning was annulled. Within the scope of Law No. 4743, certain regulations were put into practice in order to strengthen private banks.
     The Regulation on Loan Loss Provisioning was introduced on June 30, 2001. Certain provisions relating to the principles and procedures of restructuring of loans and other receivables were amended on January 31, 2002. Any bank not authorized to accept deposits is exempted from the obligation of calculating and implementing the credit limits on a consolidated basis, but is still obligated to set aside provisions for credits and other receivables.
     Turkey has undertaken efforts regarding accounting standards, independent auditing and mergers and acquisitions. In order to ensure that accounting of repo and reverse-repo transactions is in compliance with the International Accounting Standards (IAS), certain amendments were made to the regulation entitled, “Accounting Standards, Uniform Accounting Plan and Explanations Thereof to be Implemented by Banks” on December 13, 2001 and January 31, 2002. In accordance with Article 13 of the Banks Act, the regulation entitled “Regulation on Accounting Practices” was published on June 21, 2002. This regulation establishes the following principles and procedures: (1) prevention of non-recorded transactions, (2) transparency and uniformity in the accounts and records of banks, (3) sound and reliable accounting of activities in accord with their essential characteristics, (4) timely and accurate preparation of financial statements, (5) independent auditing, and (6) reporting and publication. With this regulation, which entered into force as of July 1, 2002, year-end balance sheets of banks must comply with IAS. Furthermore, in order to solve problems encountered in practice and to ensure compliance with the IAS, amendments were made in certain communiqués relating to the “Regulation on Accounting Practices and the Communiqué on Uniform Accounting Plan and Its Explanation” in 2002, 2003 and 2004. The Communiqué published on August 12, 2004, entitled “Accounting of Taxes and Draft Communiqué on Segment Reporting,” is aimed to achieve full harmonization with international financial reporting standards.
     The “Regulation on Principles for Independent Auditing” was published on January 31, 2002. The regulation sets out the principles and procedures for the audit by independent institutions for compliance of accounts and records of banks, the legislation on accounting, the recording plan, approval of balance sheets, profit/loss statements and consolidated financial statements to be published on the basis of the audit results. With this regulation, principles and procedures to be employed in independent audits were re-arranged in compliance with the international auditing standards and in a more detailed manner. The regulation entitled “Regulation on Authorization of Independent Audit Institutions and Permanent or Temporary Withdrawal of Their Authorization”, which authorizes the independent auditing institutions to approve financial statements of banks and special finance institutions and establishes a mechanism for the permanent or temporary withdrawal of such authorizations, was published on January 31, 2002.
     The “Regulation on Mergers and Acquisitions of Banks,” published on June 27, 2001, sets out the principles and procedures for the merger or acquisition of a bank operating in Turkey. Article 18 of the Regulation, regarding incentives provided for merged banks over reserve requirements and savings deposit insurance premium payments, was amended on October 5, 2002.
     Turkey has also undertaken efforts to improve Savings Deposit Insurance Fund (SDIF) practices. Board Resolution No. 1043, dated May 14, 2003 reduces the burden on the banks created by the enforcement of Resolution No. 2000/682 in order to ensure the transition to risk-based premium system. Board Resolution No. 1083 dated July 3, 2003 provides that the sums of principal and interest amounts of the accounts defined in Resolution No. 2000/682, dated May 31, 2000, regarding “Savings deposit under insurance and premiums to be collected by the Savings Deposit Insurance Fund” are fully guaranteed by insurance as of July 3, 2003. Beginning on July 5, 2004, a ceiling was introduced to parallel EU regulations whereby up to TL50 billion of these amounts will be under the insurance guarantee. On November 25, 2004, Board Resolution No. 1419 was introduced which raised the upper limit of the extra premium ratio from 11 to 13 per 10,000.
     In 2004, regulatory studies regarding that Draft Banking Act and Draft Act on Bank Cards and Credit Cards were completed.
     On November 24, 2004, The Draft Banking Act was submitted to Parliament. In the process of preparing the Draft, international standards were considered. The main highlights of the Draft include:
•	Financial holding, leasing, factoring and consumer finance companies shall be under the supervision of BRSA.

•	The field of activities that banks shall be allowed to perform is in conformity with EU Directives.

•	BRSA will become more transparent.

•	An open partnership structure and a new organizational chart will allow for efficient supervision by BRSA.

•	Principles of corporate governance are established for Turkish banks and financial holding companies.

•	The paid-up capital for establishment of banks shall not be less than TL30 million.

•	Banks shall disclose their up-to-date articles of association on their web sites to increase transparency.

•	Financial institutions shall establish audit committees to conduct the audit and supervisory functions of their executive boards.

•	A prohibition against the transfer of resources to finance deficits of funds established by the institutions exclusively for their employees that provide health, social aid and retirement benefits.

•	Grants extended by banks and institutions subject to consolidation in a fiscal year shall not exceed 4% of the bank’s shareholders’ equity. However, half of these grants shall be extended to areas that are exempted from taxes by laws.
     On April 1, 2005, the Draft Act on Bank Cards and Credit Cards was submitted to Parliament. In the process of preparing the Draft, international standards were considered. The main highlights of the draft include:
•	Cardholders and institutions establishing card systems, issuing cards and/or making contracts with merchants are subject to the Act.

•	Institutions intending to establish card systems, issue cards or make contracts with merchants must meet certain conditions and receive permission from BRSA. The reasoned decisions for issuance and revocation of operating permissions shall be published in the Official Gazette.

•	Card issuers shall not issue credit cards without a claim or written contract.

•	Places where credit card claims can be collected shall be determined by the Banks Association of Turkey and The Association of Special Finance Institutions upon the approval of the Agency.

•	If a minimum periodic payment is not paid within the period established by the Act or a judicial fine is levied because of improper card use, all credit cards of the cardholder shall be revoked.

•	Limits on the liability of a cardholder for unauthorized use have been established and a cardholder shall not be liable for more than TL150 if they notify the issuer within 24 hours of loss or theft.

•	Credit card limits for one individual holder for the first year shall not exceed twice the individual’s monthly average income, up to TL1,000.

•	The institutions subject to this Act shall make their records regarding internal controls, risk management, internal audit systems, and accounting and financial reporting units available for supervision by the Agency. The Agency may revoke the operating permission of any institution not complying with these measures.

•	Only the institutions granted permission to establish card systems, issue cards and make contracts with merchants, shall be allowed to perform these activities.
CAPITAL MARKETS
     As a consequence of the economic liberalization policies implemented in Turkey since the 1980s, together with encouragement from the Government, the Turkish capital markets, encompassing securities and other financial markets, in addition to the economy as a whole, have undergone significant transformations. Financial liberalization gave rise to a reorganization of the economy’s institutional structure and the introduction of financial innovations.
     Capital markets deregulation was undertaken in line with overall financial sector reform. The objectives of these reforms were several: to secure transparency, confidence and stability in the capital markets; to contribute to the private sector’s more effective utilization of capital markets; to bring market discipline to State Economic Enterprises (“SEEs”) and strengthen the process of their restructuring; to facilitate local government financing in capital markets; to develop new instruments, institutions and markets to reduce the costs of credit and funds allocation; to deepen the financial markets; to contribute to the participation of the public at large in investment activity; and to reach the standards of developed nations in financial structure and practice.
     The Capital Market Law was enacted in 1981 to adapt the legal framework to world markets, and one year later, the regulatory body responsible for the supervision and regulation of the Turkish securities market, the Capital Markets Board (the “CMB”), was established. In 1983, a decree law came into effect to restructure the stock exchanges and secondary securities markets. The İstanbul Stock Exchange (the “ISE”) was established in 1986. In 1989, the foreign exchange regime was amended to allow non-residents to invest in Turkish securities and allow residents of Turkey to invest in foreign securities.
     The Capital Market Law was amended in 1992 and new instruments were introduced such as repurchase agreements, futures and options contracts, convertible bonds, asset-backed securities and non-voting shares. The law also prohibits insider trading activities and manipulation, and provides for penalties ranging between TL10 billion and TL25 billion in fines and two to five years’ imprisonment.
     Prospective securities issuers, including SEEs and municipalities, now fall within the scope of the CMB’s “Registration System” and all are subject to common disclosure requirements. Prospectuses for the issuance of securities are now more detailed, in accordance with EU directives. External auditing has been extended in the market.
     Mutual funds, including those established by non-bank financial institutions, have been differentiated based on portfolio structure. “Type A” funds are mutual funds required to invest at least 25% of their portfolios in the shares of companies traded on the ISE and permanently established in Turkey. To encourage individuals to invest in the capital markets, the Government has exempted Type A funds from income taxes.
     Rules regarding margin trading, borrowing and lending securities and short-selling were promulgated in December 1994. In March 1996, principles for the issuance of capital markets instruments by non-residents were introduced. Such principles are regulated by the CMB. The Capital Markets Law also authorizes the CMB to regulate the establishment and operations of institutions that operate in the futures markets. In March 1997, a communiqué concerning the establishment and operations of rating institutions was published by the CMB. In June 1998, a communiqué establishing certain principles regarding capital and capital adequacy requirements of intermediary institutions was published by the CMB.
     The amendments made in the Capital Market Law at the end of 1999 introduced new provisions to the markets, including minority rights, interim dividends and dematerialization of capital market instruments. In addition, the amendments to the Capital Market Law call for the establishment of a central registry, an investor protection fund, a capital market training, research and licensing institute, the Turkish Association of Capital Market Intermediary Institutions and the formation of a Turkish Accounting Standards Board.
     In this framework, the “Regulation of the Investors Protection Fund” and the “Regulation Regarding the Procedures and Principles of the Progressive Liquidation of the Intermediary Institutions” became effective in June 2001. In addition, the Investors Protection Fund was established to pay the losses of investors in intermediary institutions whose bankruptcy cases and liquidations are still continuing.
     The Association of Capital Market Intermediary Institutions of Turkey, which is a professional organization with the attribute of a public institution possessing a juristic personality, became effective in February 2001. That same month, the Capital Markets Board launched the “Regulation Regarding the

Establishment and Operational Principles of the Futures and Exchange”, which became effective in October 2001.
     “Regulation Regarding the Establishment and Operating Principles of the Central Registry for Dematerialized Securities” became effective in June 2001 and the Central Registry was established as a private entity in 2001. The principles regarding dematerialized securities were finalized in 2002. The “Regulation of the Investor Protection Fund” and the “Regulation Regarding Progressive Liquidation of the Intermediary Institutions” became effective on June 21, 2001.
     The regulation concerning the principles for licensing of the staff of financial intermediaries who engage in capital markets activities became effective in August 2001 and licensing exams began in September 2002.
     Inflation accounting was regulated in November 2001. The objective of the regulations is to provide domestic and foreign investors more accurate information about the financial situation of publicly held companies. Additionally, consolidated financial statements for holding companies were regulated in November 2001.
     The law on Individual Pension Savings and Investment System was enacted in 2001 and the related regulation was published in February 2002. Pension funds began to operate in October 2003.
     The Accounting Standards Board of Turkey was established in March 2002 and existing regulations on independent auditing standards were improved in November 2002 in light of the Sarbanes-Oxley Act passed in the United States.
     The regulation regarding the establishment of operational principles for an organized market for SMEs became effective on March 18, 2003. In July 2003, the Capital Markets Board issued Corporate Governance Principles, which used the OECD principles as a benchmark. Implementation of these principles is based on the generally accepted “comply or explain” approach. Accounting standards in compliance with the International Financial Reporting Standards (IFRS) were issued in December 2003.
     In April 2004, regulations related to Exchange Traded Funds became effective.
     The amount of private sector securities issued increased from TL5,793 trillion in 2000 to TL11,252 trillion in 2004. In 2000, the total traded value of securities on the secondary market was TL111 quadrillion. By year-end 2004, the total traded value of securities reached TL208 quadrillion. As of December 31, 2004, total market capitalization was TL132,556 trillion.
     The ISE National-100 Index, the main market indicator, increased by 64% on a Turkish Lira basis and decreased by 35% on a U.S. dollar basis between 2000 and 2004. At the end of 2004, the ISE National-100 Index was 24,972, the average daily traded value on the ISE stock market reached TL837 trillion ($593 million) and total market capitalization was TL132.6 quadrillion ($98 billion). In addition, the average daily traded value registered on the bonds and bills market at the end of 2004 was TL7.6 quadrillion ($5.4 billion). The total traded value in the bonds and bills market was TL1,924 quadrillion ($1,353 billion). The total traded value of registered off-exchange bonds and bills transactions registered with the ISE was TL622 quadrillion ($439 million) in 2004.
     As of December 31, 2004, there were 43 banks and 111 brokerage houses as licensed members trading at the ISE.
     The ISE was recognized as a “Designated Offshore Securities Market” by the U.S. Securities and Exchange Commission in 1993 and was designated as an “appropriate foreign investment market for private and institutional Japanese investors” by the Japan Securities Dealers Association in 1995. Likewise, the ISE has been approved by the Austrian Ministry of Finance as a regulated market in accordance with the regulations of the Austrian Investment Fund Act in 2000.
     The settlement and custody operations related to equities, bonds and repo transactions realized on the ISE, are carried out by the ISE Settlement and Custody Bank Inc. (Takasbank). Takasbank is the

“Central Securities Depository of Turkey”, “Clearing and Settlement Center for the Istanbul Stock Exchange”, “Clearing House for the Turkish Derivatives Exchange”, the custodian for mutual funds and pension funds based in Turkey, and the “National Numbering Agency of Turkey” authorized by the Capital Markets Board. Apart from these services for the Turkish capital markets, Takasbank provides ISE members with a money market facility and banking services including cash credits, securities lending and borrowing, and cross-border settlement and custody. In addition, it provides full custody for foreign institutions. In 1995, Takasbank was granted the title of “Eligible Foreign Custodian” by the SEC and designated as an “Approved Depository” by the Securities and Futures Authority of the United Kingdom. Also in 1995, the Japan Securities Clearing Corporations and Japan Securities Depository Center recognized Takasbank as an eligible depository conforming to the standards predetermined by these institutions.
     The following table shows market activity in the Turkish capital markets for the periods indicated:
Table No. 31
Securities Markets Activities

	2000	2001	2002	2003	2004
Securities Issued (in trillions of TL)	5,793	5,730	4,193	7,882	11,252
Outstanding Securities (in trillions of TL)	43,670	133,447	164,115	214,012	252,601
Private	6,868	10,517	13,177	18,008	25,186
Public	36,802	122,930	150,939	196,004	227,415
Traded value on the ISE Markets (in trillions of TL)
Stock Market	111,165	93,119	106,302	146,645	208,423
Bonds and Bills Market	720,458	736,115	838,520	1,253,631	1,924,080
Off-exchange bonds & bills transactions	1,328,551	887,070	547,175	527,761	622,332
Stock Market Capitalization (in trillions of TL)	46,692	68,603	56,370	96,073	132,556
ISE National 100 Index(1) (on TL basis)	9,437	13,783	10,370	18,625	24,972
Number of Companies Traded	315	310	288	285	297

(1)	Year-end figures

Sources: Capital Markets Board, ISE, UT, Privatization Administration.

PUBLIC FINANCE
GENERAL
     The public sector in Turkey includes the central government (the “Government”), local governments (provincial governments, municipalities and villages), financial and non-financial state economic enterprises (“SEEs”), social security institutions (“SSIs”) and extra-budgetary funds (“EBFs”).
     The fiscal year of the Republic is the calendar year, and the consolidated budget (general budget and annex budget) institutions have employed in principle the accrual basis of accounting since the beginning of 2004. The annual budget process commences in June with the budget call of the Prime Minister prepared by the Ministry of Finance. Individual ministry budgets are prepared and reviewed by the High Planning Council. A budget bill together with supporting information is submitted to the Turkish Grand National Assembly (“TGNA”) in early October. Following debate, the annual budget law is approved by the TGNA and promulgated by the President in early December.
     Each of the SEEs adopts an annual financial program, which is approved by the Council of Ministers. The TGNA annually appropriates a single amount to the Treasury for allocation among the SEEs. Revenues and expenditures of the SEEs are excluded from the consolidated budget. Since 1993, revenues and expenditures of most EBFs have been consolidated with the national budget. In 2000 and 2001 most of the EBFs were abolished by two new laws (Law Nos. 4629 and 4684). There are only 5 EBFs remaining. This consolidation is intended to impose discipline on EBF spending and decrease the EBFs’ contribution to the annual public deficit.
     Aside from the internal auditing bodies within the various ministries and public institutions, the Turkish Court of Accounts is the main body responsible for auditing the Republic’s accounts. The Turkish Court of Accounts has judicial powers and is not subject to administrative or political supervision. The Constitution requires that all accounts related to revenues, expenditures and properties of the Government financed by general and subsidiary budgets be audited by the Turkish Court of Accounts. Statutory provisions provide that the Turkish Court of Accounts mandate be carried out in a two-step process: (i) an account is audited, and (ii) if necessary, a trial is conducted on the audited account.
CONSOLIDATED CENTRAL GOVERNMENT BUDGET
     The Government implemented a three-year IMF-monitored program in 1998 in order to tackle increasing inflation and the fiscal deficit. The aim of this program, which ultimately took only eighteen months, was to reduce inflation to a single-digit level by 2000 while ensuring sustainable growth. In this context, Government income policy was set in line with the inflation targets. As part of its efforts to reduce inflation, the Government announced that the Treasury, the Central Bank and the Ministry of Finance would each produce quarterly policies to provide a clearer picture of the Government’s short-term action.
     In October 1998, a comprehensive draft budget was proposed for 1999, but it was held back after the fall of the coalition government. Instead, a transitional budget was approved by the TGNA. The transitional budget was in force for the first half of 1999. The 1999 budget was approved by the TGNA on June 18, 1999. In 1999, total consolidated budget revenues were estimated to be TL18,030 trillion (23.0% of GNP) while total expenditures were estimated to be TL27,144 trillion (34.7% of GNP). Consequently, the budget deficit was estimated to be TL9,114 trillion (11.6% of GNP) and the primary surplus was estimated to be TL1,187 trillion (1.5% of GNP).
     However, the severe slowdown in the growth rate (GDP fell by 7.9% in Q1 and 3.7% in Q2) in the first half of 1999 forced the government to revive economic activity, and a tax bill (Bill No. 4444) was submitted to the TGNA aimed at easing the negative effects of the decrease in the growth rate. Unfortunately, this adversely affected the progressive steps taken with the reform.

     Bill No. 4444 included some major changes:
•	The definition of income was changed back to its previous form;

•	The declaration method was abolished and the withholding method was adopted for bank deposits and repo transactions;

•	Filing obligations for mutual funds were abolished;

•	Excluding wage and salary income, tax rates on personal income were increased by 5%; and

•	The advance tax period was extended from three months to six months effective from January 1, 2000 and the rate has been lowered to 20% from 25%.
     Shortly after the bill was announced, a devastating earthquake hit the Marmara region – the industrial heartland of Turkey – resulting in extensive damage to both daily life and infrastructure. This brought an immediate need for extra revenue and gave rise to some one-off taxes along with large scale allocations to compensate for the short term effects of the disaster.
     Therefore, an additional tax bill (No. 4481) was submitted to the TGNA and approved on November 26, 1999. In this bill:
•	Income and corporation taxpayers pay an additional 5% of their 1998 income;

•	Motor vehicle and real estate taxpayers pay an additional amount equal to their tax liability in 1999;

•	Until December 31, 2000, a surcharge on 25% of the service provided by Global System for Mobile Communications (“GSM”) operators to their subscribers was paid as a special communication tax;

•	Until December 31, 2000, a special transaction tax equal to the amount of education levies was paid; and

•	The legal ceiling of Petroleum Consumption Tax was increased from 300% to 500%.
     As part of tax bill No. 4481, a one-off “interest tax” aiming to tax “windfall gains” on government paper issued before December 1, 1999 was also introduced and became effective January 1, 2000. The rates applied to the interest gains depend on the time to maturity and the type of security. For discounted government papers, the rate is 4% for securities with a time period to maturity between 1 and 91 days, 9% for securities with a time period to maturity between 92 and 183 days and 14% for securities with a time period to maturity greater than 183 days. As for government bonds with floating rate coupon payments, the rate is 4%. The tax rate on windfall gains for government bonds with fixed coupon payments is 19%.
     Shortly after the introduction of these new revenue measures the Government decided to replace the ongoing 18-month stabilization program already monitored by the IMF staff with a stronger one (the “Disinflation Program”). This new program was designed to free the country from the high inflation that had plagued the economy for two decades, to restore macroeconomic fundamentals, and to address the long-standing structural weaknesses in the economy. Within this context, a three-year Stand By Arrangement (“SBA”) for Turkey was approved by IMF authorities on December 22, 1999.
     The goals of the first year of the Disinflation Program backed by the SBA in 2000, were to bring about a sharp decline in inflation and to curb the pace of the increase in domestic debt stock by decreasing the public sector borrowing requirement.
     In line with these targets set in the Stand-By Arrangement, the 2000 Budget was based on a GNP deflator of 42.5% and real GNP growth of 5.5%. Consolidated budget revenues were estimated as TL32,585 trillion (25.9% of GNP) and expenditures as TL46,713 trillion (37.2% of GNP). Consequently, the budget deficit was projected as TL14,128 trillion (11.2% of GNP) and the primary surplus targeted as TL7,004 trillion (5.6% of GNP).
     Consolidated budget revenues in 2000 reached TL33,440 trillion (26.6% of GNP) and exceeded the original target by 0.7% of GNP. Total expenditures were TL46,705 trillion (37.2% of GNP) and the budget deficit was TL13,265 trillion (10.6% of GNP). The primary balance realization was TL7,175 trillion, representing 5.7% of GNP and 0.1% above the target.
     The 2000 outcomes showed a 35% increase in tax revenues in real terms (based on a WPI of 33%). Excluding the impact of the revenues from new taxes, the increase in tax revenues amounted to 22% in real terms.
     One immediate effect of the Stand-By Arrangement was the sharp decline of interest rates in the beginning of 2000. At the first Treasury auction of 2000, which occurred on January 5, 2000, the interest rate was 37.0% (compounded annually) compared to a 93.3% interest rate (compounded annually) from the last auction in November 1999. Despite efforts to curb demand, the decrease in interest rates boosted consumption and led to an increase in imports, which raised the issue of sustainability.
     The delay in the privatization of Türk Telekom (a SEE engaged in the telecommunication business) along with other structural reforms triggered a debate. This jeopardized business confidence and resulted in turmoil in the financial markets in late November 2000, one month after the 2001 budget bill was submitted to the TGNA.
     While the negotiations were taking place at the Plan and Budget Commission, the overnight rates in money markets rose to levels as high as several thousand percent. In December 2001, the Treasury did not open tenders in order to end the year without any auctions
     In order to keep the program on track and to compensate for the impact of the lag in structural reforms, the government took further fiscal measures in November. These included increasing rates and fees and extending the implementation period for some taxes. Some of the measures introduced in late 2000 to safeguard the program targets for the fiscal year 2001 were:
•	Minimum taxation was reintroduced, requiring taxpayers to file minimum earnings no less than the limits specified in the legislation;

•	The implementation period for special education levies, special transaction taxes and special communication taxes were extended until the end of 2002;

•	Special transaction taxes increased by 100%, doubling the rate of taxation;

•	Motor vehicle taxes and motor vehicle purchase taxes increased by 75% and 60%, respectively;

•	Advance tax payment periods for personal income and corporate income tax were re-extended by 3 months. The advanced corporate income tax rate was raised from 20% to 25%;

•	Ad valorem fees were increased by 50% and specific fees were increased by 100%; and

•	Value added tax on telecommunication services (other than GSM networks) increased to 25% from 17%. However, the Supreme Court subsequently suspended implementation of this measure.
     On December 20, 2000, the Assembly passed the 2001 budget. The 2001 budget was based on real growth of 4.5% and a deflator of 18%. The budget bill estimated revenues totaling TL43,127 trillion (28.1% of GNP) and expenditures of TL48,360 trillion (31.5% of GNP). Consequently, the budget deficit was estimated to be TL5,233 trillion (3.4% of GNP). The primary balance was estimated as TL11,447 trillion (7% of GNP). The 2001 budget projected a 9% decrease of primary expenditures in real terms.

     The February 2001 financial crisis forced the Government to float the Turkish Lira on February 22, 2001, which was earlier than anticipated. The subsequent devaluation of the Turkish Lira following the float led to a new macroeconomic framework. A supplementary budget bill was approved when the new macroeconomic framework pressured public spending. The supplementary budget added TL30.6 quadrillion (16.8% of GNP) on top of the original expenditure estimate, of which TL24.1 quadrillion was allocated to interest expenditures. It also projected TL5.9 quadrillion of additional revenues (3.3% of GNP).
     In order to bring stability to the economy following the February 2001 financial crisis, the first major step taken by the Government was to recognize the unpaid duty losses of the public banks and to recapitalize the intervened banks in the Savings Deposit Insurance Fund portfolio by securitizing all of them. This led to a sizeable increase in the domestic debt stock in May 2001.
     By the end of 2001, total budget revenues were TL51,543 trillion (29.2% of GNP, a 2.6% increase compared to the previous year). Total expenditures were TL80,579 trillion (45.7% of GNP), reflecting the sharp increase in interest expenditures as a result of the aforementioned banking reforms. Non-interest expenditures were TL39,517 trillion (22.4% of GNP). The consolidated budget deficit, as a result, was TL29,036 trillion (16.5% of GNP) in the fiscal year 2001.
     Even after the unstable global economic outlook caused by the terrorist attacks against the United States on September 11, 2001, Turkey managed to reach the year-end performance criteria set by the Stand-By Arrangement.
     On February 4, 2002, the IMF board approved a new Stand-By Arrangement for 2002 — 2004. The primary goals of the new program were sustainable growth and disinflation.
     The consolidated budget for 2002 estimated 4.0% real growth with a 46.0% deflator. Total revenues were estimated as TL71,218 trillion (26.0% of GNP) and expenditures as TL98,131 trillion (35.9% of GNP), of which TL55,336 trillion are primary expenditures (20.2% of GNP). The primary surplus was targeted as TL15,882 trillion (5.8% of GNP) while the budget deficit was estimated as TL26,913 trillion (9.8% of GNP).
     In the first half of the year the criteria set for the consolidated government sector, including the consolidated budget, were met. However, these promising developments were overshadowed by expectations of an early election. These expectations led to a slowdown in accomplishing structural reforms. In the end, Parliament decided to hold early elections at the beginning of November.
     In this environment, the 2002 fiscal year consolidated budget revenues were realized at TL75,592 trillion, representing 27.5% of GNP, and expenditures amounted to TL115,682 trillion, representing 42.1% of GNP. The budget deficit reached TL40,090 trillion (14.6% of GNP) while primary surplus was TL11,781 trillion (4.3% of GNP).
     After the 2002 elections, the new government came into power and put into effect the provisional budget for the three month period of January — March of 2003. At the end of those three months, the 2003 budget was submitted to Parliament.
     The consolidated budget for 2003 was prepared with the assumptions of 5.0% real growth and of a 24.4% deflator. Total revenues were estimated as TL100,782 trillion (28.2% of GNP) and expenditures as TL145,949 trillion (40.9% of GNP), of which TL80,499 trillion were primary expenditures (22.5% of GNP). The primary surplus was targeted as TL20,282 trillion (5.6% of GNP) while the budget deficit was estimated as TL45,167 trillion (12.6% of GNP).
     The 2003 fiscal year consolidated budget revenues totaled TL100,250 trillion, representing 28.1% of GNP, and expenditures amounted to TL140,555 trillion, representing 39.4% of GNP. The budget deficit reached TL40,204 trillion (11.3% of GNP), while primary surplus amounted to TL18,405 trillion (5.2% of GNP).
     At the beginning of 2004, the Turkish budget classification system was changed. The new system is called the Analytical Classification-Code System. The major changes in the new system include a scheme in which tax rebates are subtracted from revenues and therefore budget revenues appear as net figures (after deduction of rebates). In the previous system, expenditures included tax rebates. Since the beginning of 2004, budget expenditures have not included tax rebates (except pensioners tax rebates).
     In 2004, estimated consolidated budget revenues were TL114,244 trillion (26.9% of GNP) and estimated expenditures were TL160,080 trillion (37.8% of GNP). Consequently, the budget deficit was projected as TL45,836 trillion (10.8% of GNP) and the primary surplus was targeted at TL20,214 trillion (4.8% of GNP).
     Actual consolidated budget revenues reached TL121,044 trillion (28.2% of GNP) in 2004 and exceeded the original target by 1.3% of GNP. Total expenditures were TL151,357 trillion (35.3% of GNP) and the budget deficit was TL30,313 trillion (7.1% of GNP). The primary balance realization was TL26,175 trillion, representing 6.1% of GNP and 1.3% above the target.
     The following table sets forth the consolidated central Government budget (adjusted).
Table No. 32
Consolidated Central Government Budget

	2000	2001	2002	2003	2004(1)
	(in trillions of Turkish Lira)
REVENUES	33,440	51,543	75,592	100,250	121,044
Tax Revenues	26,504	39,736	59,632	84,316	101,061
Direct Taxes	10,850	16,081	20,077	27,808	29,366
Indirect Taxes	15,654	23,655	39,554	56,508	71,696
Non-tax Revenues(2)	6,537	11,155	14,566	14,112	17,410
Grants	0	0	405	131	760
Annex Budget	399	652	989	1,692	1,813
TOTAL EXPENDITURES	46,705	80,579	115,682	140,455	151,357
NON-INTEREST EXPENDITURES	26,265	39,517	63,812	81,846	94,869
Personnel	9,979	15,212	23,089	30,209	32,971
Other Current	3,635	5,236	8,019	8,304	12,560
Investment	2,475	4,150	6,892	7,180	7,972
Interest Payments of which	20,440	41,062	51,871	58,609	56,488
Foreign Borrowing	1,648	3,568	5,064	5,890	6,057
Domestic Borrowing(3)	18,792	37,494	46,807	52,719	50,432
Transfers to SEEs	886	1,107	2,170	1,881	1,329
Other Transfers(4)	9,290	13,812	23,642	34,271	40,036
PRIMARY BALANCE	7,175	12,026	11,781	18,405	26,175
OVERALL BALANCE	(13,265)	(29,036)	(40,090)	(40,204)	(30,313)
DEFERRED PAYMENTS	497	1,490	1,765	(247)	(170)
OTHER DEFERRED PAYMENTS	724	1,006	(314)	(786)	2,940
ADVANCES	(402)	(5,041)	2,933	(1,839)	(2,874)
CASH BALANCE	(12,446)	(31,580)	(35,707)	(43,076)	(30,418)
FINANCING	12,446	31,580	35,707	43,076	30,418
BORROWING, NET	11,082	18,201	31,960	44,304	34,170
Foreign Borrowing, net	2,275	(5,341)	14,485	1,420	3,411
Receipts from Loans	5,928	4,364	23,494	11,907	13,216
Payments on Loans	(3,653)	(9,706)	(9,009)	(10,486)	(9,804)
DOMESTIC BORROWING, NET	8,808	23,542	17,474	42,884	30,759
G-Bonds, net	10,142	8,534	(896)	54,856	25,900
Receipts	19,656	35,091	29,517	93,064	96,536
Payments	(9,514)	(26,557)	(30,413)	(38,208)	(70,636)
Treasury Bills, net	(1,334)	15,008	18,371	(11,973)	4,859
Receipts	5,628	42,463	66,157	55,697	61,578
Payments	(6,962)	(27,455)	(47,786)	(67,670)	(56,719)
Receipts from On-Lending	945	893	2,085	1,264	943
CURRENCY, DEPOSITS AND OTHER TRANSACTIONS	419	12,486	1,662	(2,492)	(4,695)

(1)	Provisional.
(2)	Includes privatization proceeds.
(3)	Includes non-cash interest payments.
(4)	Includes transfers to EBFs.

Source:	UT.

TAXATION
     The Government collects taxes2 on personal and corporate income, real estate, goods and services (including the value added tax), and foreign trade. Except where indicated, all tax rates cited in this section exclude the 10% Fund levy, chargeable until the end of 2003.
     The personal income tax is on a schedular basis and includes the following features:
•	Earned income received from a single employer is subject to a progressive withholding tax at marginal rates rising from 15% to 40%. In 2005, the 40% ceiling will be lowered to 35%. In 2004, the personal deduction was eliminated and replaced by a tax credit for the same expenditures, at a maximum of 8%, which will decline to 4% as certain expenditure thresholds are exceeded. The withholding tax is final;

•	Earned income from more than one employer is subject to declaration if the second income is higher than the TL14 billion threshold; and

•	Capital income is taxed at marginal rates rising from 20% to 45%. There is a requirement to file an annual tax return for unearned income not subject to a final withholding tax. In particular:
•	Income from government bonds is not subject to the withholding tax, instead the tax rate is “0.” There is a personal exemption of TL303 billion, and a tax is levied on any amount above this;

•	Income from dividends is not aggregated with income from government securities and other taxable income, and there is an exemption of up to TL14 billion. Dividends are currently subject to withholding at 10%. From January 1, 2004, 50% of dividends will be exempted from income tax, and if the remaining 50% is above the threshold of TL14 billion it will be included in taxable income, and the participation in the withholding tax can be credited. There are special provisions for dividends derived from investment funds and investment trusts;

•	Capital gains from shares listed on the stock exchange are exempt if held for more than 3 months (on January 1, 2006, the exemption will apply only to listed shares held more than 2 years); and

•	Income from bank deposits is subject to final withholding taxes that vary depending on maturity and the currency of the deposit.
     The corporate income tax is payable by legal persons at 30% (plus the 10% surcharge until January 2004). In 2004, the applied corporate income tax rate was 33%. Other key features include:
•	Depreciation of assets at a rate of 20%, or use of declining balances, with full indexation against movements in the wholesale price index. Depreciation of assets are based on the economic life of each asset after January 1, 2004;

•	Losses can be carried forward for 5 years;

[2]	Except where indicated, all tax rates cited in this section exclude the 10% fund levy that was chargeable until the end of 2003.

•	An investment tax allowance, an amount to be deducted from taxable income in addition to ordinary depreciation, of 40%; and

•	Starting on January 1, 2004 the corporate tax base is now fully indexed to inflation.
     Social security contributions are payable by employers at a rate of 14%, and by employees at a rate of 19.5%, above the level of TL549 million per month, which is higher than the minimum wage (currently TL423 million per month). Social security contributions are paid into funds that are not consolidated under the central government accounts. There are four such funds, one for each civil servants (ES), employees (SSK), self employed and farmers (Bağ-Kur), and the unemployed. The employer’s contribution varies with the riskiness of the job, rising to 24.9%. There is a ceiling on social security contributions at approximately 6.5 times the minimum wage. Within the same income range, there is an additional contribution to the unemployment fund of 1% by the employee and 2% by the employer.
     The Value Added Tax (VAT) is a broad based tax on consumer spending and normally has a neutral effect on businesses because the input VAT is deductible from the output VAT. The following transactions performed in Turkey, among others, are subject to VAT:
•	the supply of goods and services in the course of commercial, industrial, agricultural, and professional activities; and

•	the importation of all goods and services.
     The following transactions are exempt with the right to deduct input VAT:
•	the exportation of goods;

•	the supply of services abroad;

•	the processing of goods for exports;

•	the supply of ships, aircraft, and rail transportation vehicles, and the supply of services related to the manufacture of such vehicles;

•	the supply of services to ships and aircraft at harbours or airports;

•	the supply of international transport services;

•	the supply of goods and services to persons engaged in the exploration for hydrocarbon sources;

•	the supply of machinery and equipment to persons who are normally subject to tax but who have provided an investment document that the machinery and equipment are part of the investment;

•	international roaming contracts according to the reciprocity principle;

•	the supply of goods and services related to the exploration, management and refining of gold, silver and platinum;

•	goods and services related to national security; and

•	goods and construction works related to the construction, restoration and enlargement of seaports and airports.

     The rates are currently as follows:
•	the standard rate is 18%;

•	the reduced rate is 8% for basic food products, cashier machines, cinema, theatre, opera and ballet tickets, private educational services, books and similar publications, and effective from February 26, 2004, medical equipment and medical products imported or certified by the Ministry of Health; and

•	the reduced rate is 1% for particular agricultural products, and effective from May 22, 2003 blood and blood components used to treat humans and animals.
RECENT DEVELOPMENTS IN TAX POLICY
     Based on a review carried out jointly with the World Bank (“WB”) in 2002, a long-term strategy for improving the tax system was put in place. The overarching objective of the strategy was to improve the stability, transparency, and equity of the tax system through measures to minimize tax distortions broadening the tax base, and improving the efficiency of tax administration. Earlier studies of the tax system by the IMF, the WB and the FIAS (Foreign Investment Advisory Service) signaled concerns about the complexity of Turkey’s tax system. These concerns were exacerbated by the instability of the tax policy and high, unstable inflation rates. The proliferation of additional special taxes and surcharges, which were the result of pressure to reduce the fiscal deficit, contributed to this complexity and instability. Partial inflation indexation in combination with differential nominal tax rates and investment incentives across financial instruments distorted the real effective tax rates across financial instruments and real business investments.
     On the tax policy side, with a view toward simplifying and harmonizing the indirect tax system with the EU, a unified Special Consumption Tax (SCT) was enacted in June 2002 to consolidate a range of excise and specific taxes into a single tax charged on a limited range of luxury goods. Implementing circulars for the SCT law were published in July, and the tax went into effect in August 2002. A government decree issued in January 2003 eliminated earmarking of SCT revenues. This tax consolidated a range of selective taxes on oil products, vehicles, alcohol and tobacco products, and a range of luxury consumer goods into a single tax charged on importation and domestic production of selected goods. In most cases, the charge on domestic production by the SCT is at the factory gate. In some cases, such as motor vehicles, it is at the level of the dealer, and in others, such as tobacco, it collected from the manufacturer and added to the consumer retail price. The VAT is charged on top of the SCT.
     The SCT tariff is composed of four lists: List I includes petroleum products; List II is motor and other registered vehicles; List III covers alcohol and tobacco products; and List IV has a range of consumer durables and luxury goods.
     The SCT comprised 26% of total tax revenues (excluding social security contributions) in 2004.
     When the new Special Consumption Tax was introduced, the following major taxes and charges were abolished effective August 1, 2002:
•	Petroleum Consumption Tax;

•	Liquid Fuel Price Stabilization Fund;

•	Motor Vehicle Purchasing Tax (MVPT);

•	Environment Fund;

•	Supplementary Motor Vehicle Purchasing Tax;

•	Supplementary VAT;

•	Defense Industry Support Fund (Partially); and

•	Tax for Education and Health Care Services.
     The higher VAT rates of 26% and 40% were also eliminated on August 1, 2002 and replaced by the SCT.
     In line with this tax strategy, a legislative package of direct tax reform was submitted to Parliament and enacted in April 2003. The objectives of this legislation were to harmonize the system of investment incentives and tax rates on income from financial investments, to reform the system of income tax credits, and to simplify taxation of corporate earnings and dividends. This legislation was intended to bring Turkey’s personal and corporate income tax regimes closer to OECD standards and in line with international best practices.
     The investment tax allowance system was simplified with an automatic uniform rate of 40%, down from rates of 200% and 100%. The new system provides a uniform 40% investment tax allowance automatically without an investment certificate, abolishes the allowance for predicted investment, and eliminates the 19.8% withholding tax on the investment tax allowance. For the recourses before the introduction of the law, previous provisions apply.
     The special deduction and expenditure deduction (VAT-linked rebates) for wage earners are replaced with an integrated income tax credit system. The tax reduction value of the deductions increases in a regressive fashion with the increasing income level and tax rate. In the case of the tax credit, the tax value decreases in a progressive fashion with the declining credit rate. As qualifying basic needs expenditures increase, the credit rate declines from 8% to 4% as follows:
•	For qualifying expenditures up to TL3 billion: 8%;

•	For qualifying expenditures up to TL6 billion: 8% for the first TL3 billion, and 6% for the remainder;

•	For qualifying expenditures above TL6 billion: 7% for the first TL6 billion, and 4% for the remainder; and

•	Qualifying expenditures are limited to the total annual taxable income of the employee.
The fund levy (which was 10% of the corporate tax) was abolished, and, as a result, the tax burden on corporate profit was reduced by 3%. The withholding tax system was simplified so withholding is deferred until the profit is distributed. The imputation tax credit system for dividend income was abolished as of January 1, 2004, and the real amount of withheld tax can now be credited. A 50% dividend deduction to offset taxes paid at the corporate level was introduced. The final tax burden on corporate profit was reduced to 45% from a high of over 60%.
     An inflation adjustment was introduced for the financial income statements of corporate taxpayers who keep their books on a balance sheet method. An inflation adjustment can be applied if the increase in the price index is higher than 10% in the relevant accounting year and higher than 100% in the past three years. As a result of the inflation adjustment, a series of amendments were made to the same provisions in the tax system relating to revaluation, depreciation, investment allowance, etc.
     Tax incentives for activities in the free trade zones (FTZ) were rationalized. The corporate income tax and the personal income tax exemptions were abolished for new companies, but the tax holidays of existing FTZ companies were grandfathered for the length of their licenses or until 2008.
     Tax holidays in selected regions were removed and replaced with job creation incentives in low-income regions. These incentives, which are in place in 36 provinces with a per capita GDP below $1,500 (mainly in eastern Turkey) for a five year period which started in September 2003, include:

•	An exemption on personal income tax for any non-public sector or public sector employee whose employment represents an incremental increase over employment levels in September 2003. This is limited to taxes payable on the minimum wage and amounts to a 15% subsidy. The limit converts this into a unit subsidy equal to 15% of minimum wage;

•	For incremental employees, an exemption for the employer portion of social security capped at the current minimum contribution base (currently above minimum wage). Again, this effectively acts as a unit subsidy of the minimum monthly social security contribution;

•	100% of these two exemptions can be used in the organized industrial zones. Only 80% of the exemption can be used outside the organized industrial zones;

•	Free land; and

•	Electricity subsidy.
     The following table sets forth tax revenues for the years indicated:
Table No. 33

		Tax Revenues

	2000	2001	2002	2003	2004
	(in billions of Turkish Lira)
Total Tax Revenues	26,503.7	39,735.9	59,631.9	84,316.2	101,061.2
Taxes on Income	10,503.3	15,647.6	19,343.2	25,716.0	29,309.1
Income Tax	6,213.0	11,579.4	13,717.7	17,063.8	19,688.5
Corporation Tax	2,356.8	3,675.7	5,575.5	8,645.3	9,619.4
Additional Income Tax	95.6	6.4	6.2	4.4	0
Additional Corporate Tax	197.3	3.9	2.4	2.1	0
Windfall Gains Tax	1,640.7	382.2	41.4	0.4	0
Taxes on Wealth	346.6	433.3	734.3	2,092.1	1,838.2
Motor Vehicle Tax	201.2	398.9	695.9	1,206.2	1,780.9
Inheritance and Gift Tax	13.1	21.9	30.1	56.4	57.2
Additional Motor Vehicle Tax	67.8	5.8	3.3	16.1	0
Law No. 4837 Additional Tax on Motor Vehicles	—	—	—	388.3	0
Law No. 4962 Motor Vehicle Purchase Tax	—	—	—	420.1	0
Additional Real Estate Tax	64.5	6.7	5.1	4.9	0
Taxes on Goods and Services	11,363.8	18,103.2	30,064.0	43,927.0	52,674.1
Domestic Value Added Tax (VAT)	4,487.8	7,289.5	11,542.7	15,389.5	18,666.5
Additional VAT	532.5	820.3	1,144.3	2.5	0
Motor Vehicle Purchase Tax	429.6	302.9	142.3	0.2	0
Special Consumption Tax	—	—	6,008.6	22,299.2	26,288.9
Petroleum Consumption Tax	3,268.8	5,658.5	6,353.5	6.5	0
Banking and Insurance Transactions	858.2	1,511.2	984.6	1,159.8	1,427.5
Stamp Tax	407.5	833.9	1,313.6	1,707.2	1,915.5
Fees	453.7	750.7	1,142.3	1,591.0	2,111.9
Special Communication Tax	415.9	592.1	852.3	1,048.1	1,900.1
Special Transaction Tax	212.9	320.3	512.7	663.6	116.5
Law No. 4705 Special Transaction Tax	—	23.8	67.1	59.4	0
Taxes on Foreign Trade	4,289.4	5,551.1	9,487.2	12,578.7	16,932.5
Customs Duties other than on Petroleum	382.6	379.8	590.9	888.4	1,212.9
Customs Duties on Petroleum	3.4	2.2	3.4	0.4	6.3
VAT on Imports	3,891.7	5,149.3	8,857.5	11,641.6	15,658.7
Other Revenues from Trade	11.5	19.5	35.0	47.8	53.8
Abolished Taxes	0.6	0.8	3.2	2.4	0

Sources: Ministry of Finance, UT.

     The following table sets forth the components of tax revenues as a percentage of GNP for the years indicated:
Table No. 34

		Tax Revenues

	2000	2001	2002	2003	2004
	(as a percentage of GNP)
Total Tax Revenues	21.10	22.52	21.81	23.64	23.56
Taxes on Income	8.36	8.87	7.07	7.21	6.83
Income Tax	4.95	6.56	5.02	4.78	4.59
Corporation Tax	1.88	2.08	2.04	2.42	2.24
Additional Income Tax	0.08	0.00	0.00	0.00	0.00
Additional Corporate Tax	0.16	0.00	0.00	0.00	0.00
Windfall Gains Tax	1.31	0.22	0.02	0.00	0.00
Taxes on Wealth	0.28	0.25	0.27	0.59	0.43
Motor Vehicle Tax	0.16	0.23	0.25	0.34	0.42
Inheritance and Gift Tax	0.01	0.01	0.01	0.02	0.01
Additional Motor Vehicle Tax	0.05	0.00	0.00	0.00	0.00
Law No. 4837 Additional Tax on Motor Vehicles	—	—	—	0.11	0.00
Law No. 4962 Motor Vehicle Purchase Tax	—	—	—	0.12	0.00
Additional Real Estate Tax	0.05	0.00	0.00	0.00	0.00
Taxes on Goods and Services	9.05	10.26	10.99	12.32	12.28
Domestic Value Added Tax (VAT)	3.57	4.13	4.22	4.31	4.35
Additional VAT	0.42	0.46	0.42	0.00	0.00
Motor Vehicle Purchase Tax	0.34	0.17	0.05	0.00	0.00
Special Consumption Tax	—	—	2.20	6.25	6.12
Petroleum Consumption Tax	2.60	3.21	2.32	0.00	0.00
Banking and Insurance Transactions	0.68	0.86	0.36	0.33	0.33
Stamp Tax	0.56	0.47	0.48	0.48	0.45
Fees	0.36	0.43	0.42	0.45	0.49
Special Communication Tax	0.33	0.34	0.31	0.29	0.45
Special Transaction Tax	0.17	0.18	0.19	0.19	0.03
Law No. 4705 Special Transaction Tax	—	0.01	0.02	0.02	0.00
Taxes on Foreign Trade	3.42	3.15	3.47	3.53	3.95
Customs Duties other than on Petroleum	0.30	0.22	0.22	0.25	0.28
Customs Duties on Petroleum	0.00	0.00	0.00	0.00	0.00
VAT on Imports	3.10	2.92	3.24	3.26	3.64
Other Revenues from Trade	0.01	0.01	0.01	0.01	0.01
Abolished Taxes	0.00	0.00	0.00	0.00	0.00

Sources: Ministry of Finance, UT.
STATE ECONOMIC ENTERPRISES
     SEEs continue to play an important role in the Turkish economy. As of July 2005, there were 40 SEEs: 22 SEEs in the Treasury’s portfolio and 16 SEEs in the Privatization Administration portfolio. There are also two state banks, Ziraat Bank and Halk Bank, and a publicly owned telecommunication company, TELEKOM TÜRKSAT, which all have their own special laws.
     Major SEEs established in the non-financial sector include: MKEK (industrial chemicals, munitions, special steels and castings); TÜPRAŞ (petroleum refineries); PETKİM (petrochemicals); (fertilizers); Posta İŞletmesi (postal and telegraph services); TMO (Turkish Grain Board); EUAS (Turkish Electricity Generation Corporation); TEDAŞ (Turkish Electricity Distribution Corporation); TCDD (railways); TKİ (lignite company); TTK (Turkish Hard Coal Extraction Company); TEKEL (tobacco and alcoholic beverages); and TSFAS (sugar company).

     Since November 25, 2000, the state-owned banks, Ziraat Bank and Halk Bank, have not been subject to Decree 233, which had applied the principles of governance of SEEs to the state-owned banks. The banks are now considered public joint stock companies, subject to banking and commercial laws only. Ziraat Bank and Halk Bank are among the largest and most important commercial banks of all the publicly held banks, holding 35% of total customer deposits as of March 31, 2005.
     The second article of Law No. 4603 established a privatization deadline of November 2003 and provided the Council of Ministers the right to extend that deadline. The Council of Ministers exercised that right by extending the deadline to the end of 2005 in accordance with the provisions of Law No. 5230, which modified Law No. 4603.
     In addition to receiving funding directly from the Government budget, SEEs borrow from the domestic commercial banks and in foreign markets. External financing requirements of commercial SEEs increased from approximately TL685 trillion in 2003 to TL976 trillion in 2004.
     The following table summarizes information relating to the financing requirements of the non-financial SEEs in the Treasury’s portfolio and the SEEs in the Privatization Administration’s portfolio for the years indicated:
Table No. 35
Financing Requirements of Non-Financial SEEs

	2000	2001	2002	2003	2004
	(in billions of Turkish Lira)
Total financing requirement:	(3,294,132)	(3,595,786)	(4,704,665)	(3,203,999)	(3,468,377)
Increase (reduction) from internally generated funds	(454,630)	2,100,961	5,053,648	3,888,670	4,444,159
Net financing requirement from outside sources	(3,748,761)	(1,494,826)	348,983	684,671	975,783
Transfers from consolidated budget	1,149,057	1,591,814	2,621,827	2,408,344	1,810,913
Borrowing requirement	(2,599,704)	96,988	2,970,810	3,093,015	2,786,695
Deferred payments(1)	3,235,133	4,370,999	1,579,548	384,402	26,231,490
Advance payments(1)	(1,510,646)	(3,440,528)	(3,681,583)	(3,452,589)	(28,709,957)
Cash financing requirement	(875,218)	1,027,459	868,775	24,828	308,228
Change in cash	(79,204)	(1,778,865)	(1,083,379)	(146,752)	408,116
Securities and deposits	(58,346)	(162,416)	(1,048,648)	(46,167)	(1,313,594)
Domestic bank borrowing, net	(9,126)	(266,671)	(92,660)	(41,291)	167,844
Foreign borrowing, net	1,021,894	1,180,492	1,355,912	209,382	429,407
Government bonds	0	0	0	0	0

(1)	Inflation accounting introduced in 2004.

Source:	UT.
     In 2004, SEEs reported an operating surplus of TL5,042,384 billion, which is approximately TL489,530 billion more than the 2003 figure.
     The SEEs’ investments accounted for 25.3% of total fixed investments by the public sector in 2000, 20.3% in 2001, 20.1% in 2002, and 15.4% in 2003 and 15.4% in 2004. Budgetary transfers to SEEs accounted for approximately 2.4%, 2.0%, 2.3%, 1.7% and 1.3% of consolidated budget expenditures in 2000, 2001, 2002, 2003 and 2004, respectively.

     The following table summarizes the profits and losses of non-financial SEEs both in the Treasury’s portfolio and the Privatization Administration’s portfolio for the years indicated:
Table No. 36

	Profits and Losses of Non-Financial SEEs

	2000	2001	2002	2003	2004
	(in billions of Turkish Lira)
Total Revenues	25,329,196	47,316,129	67,208,638	79,051,538	84,311,124
Total Expenditures	(26,081,715)	(47,552,457)	(64,045,590)	(74,498,686)	(79,596,580)
Operating surplus (loss)	(752,519)	(236,348)	3,163,048	4,552,852	4,714,544

Source: UT.
ENERGY SECTOR
     Electricity Sector
     TEIAS, EUAS and TETAS: Significant steps have been made recently towards a fundamental restructuring of SEEs in the electricity sector pursuant to the Electricity Markets Law (Law No. 4628), which came into effect in March 2001. The ultimate goal is to develop a transparent, competitive and liberalized electricity market, achieve stability of supply, and ensure environmentally friendly electricity at a low cost and of good quality. The most important factor under the proposed arrangement is the central role of competition in ordering the market. In order to accomplish such goals, the Government intends to withdraw to a purely regulatory role that will be managed by the Energy Market Regulatory Authority (EMRA), while retaining ownership of energy transmission (a natural monopoly). EMRA will be taking over the regulatory functions from the Ministry of Energy and Natural Resources (MENR). Standard regulatory functions include licensing, tariff setting, market monitoring, and dispute settlement. With the enactment of the Electricity Market Law, the Turkish Electricity Generation and Transmission Corporation (TEAŞ), which was one of the dominating SEEs in the electricity sector, was divided into three separate companies covering generation, trading, and transmission activities. This was one of the early steps in the current liberalization plan. The new companies, Turkish Electricity Transmission Company (TEİAŞ) for the transmission of electricity, Electricity Generation Company (EÜAŞ) for generation of electricity, and Turkish Electricity Trading Company (TETAŞ) for trading, became operational in October 2001. In addition to these three companies, the Turkish Electricity Distribution Company has been operating since 1994.
     EÜAŞ operates most of the electricity generation power plants. These plants generate thermal, hydraulic and geothermic electricity. The installed capacity of EÜAŞ, along with its affiliates, comprises about 55% of the total installed capacity in Turkey. EÜAŞ is expected to carry out 43% of the energy generation in Turkey in the year 2005.
     TEİAŞ operates high voltage transmission systems in Turkey and has a monopoly in the sector.
     TETAŞ is responsible for purchasing energy generated by EÜAŞ and most of the private sector plants (BO, BOT and TOORs) and selling the purchased energy to electricity distribution companies and to export and import companies.
     After the enactment of the Electricity Market Law, supporting legislation was enacted by EMRA. EMRA is currently working on the rest of the secondary legislation. Some of the enacted regulations are listed below:
•	Electricity Market Licensing Regulation, August 2002;

•	Electricity Market Tariffs Regulation, August 2002;

•	Eligible Consumer Regulation, September 2002;

•	Import and Export Regulation, September 2002;

•	Customer Service Regulation, September 2002;

•	Electricity Market Grid Regulation, January 2003;

•	Electricity Market Distribution Regulation, February 2003;

•	Electricity Transmission System Supply Reliability and Quality Regulation, November 2004; and

•	Electricity Market Balancing and Settlement Regulation, November 2004.
     In order to announce the government’s intent to privatize the state-owned electricity utilities and liberalize the electricity market, the “Electricity Sector Reform and Privatization Strategy Paper” was enacted on March 17, 2004. This Strategy Paper defines the implementation procedures and principles for the electricity sector liberalization and privatization program.
     According to the Strategy Paper, after the completion of the necessary sector reforms, including restructuring the state-owned electricity enterprises, the electricity generation and distribution assets will be privatized. The privatization will start in the distribution sub-sector because the liberalization program requires financially sound and credit-worthy companies to assume the obligation to supply electricity to non-eligible consumers. This will lead to multiple buyers in the market and increase the confidence of investors who may wish to engage in generation activities. The privatization process for distribution companies will start on March 31, 2005 and finish on December 31, 2006.
     As the first step of the privatization process in the electricity sector, TEDAS and its affiliates were transferred to the Privatization Administration’s (PA) portfolio prior to April 2, 2004. Thereafter, 21 companies covering different distribution regions were formed, each of which will be eventually privatized by the PA. The creation of a competitive generation structure is the next step in the privatization agenda, which will begin with an appropriate grouping of generation assets on July 1, 2006.
     Gas Sector
     The new Gas Market Law (No. 4646), is an important step in the present reform plan, and envisages restructuring state enterprises into separate functional companies (transmission, distribution, trading and storage).
     BOTAŞ: The new Gas Market Law (No. 4646), went into effect on May 2, 2001 and is an important step in the present reform plan. The sector has been dominated by the government-owned Turkish Pipeline Corporation (BOTAŞ), which was one of the most prominent SEEs in the energy sector and owned pipeline infrastructure for oil and gas transmission, LNG terminals, and gas distribution facilities. BOTAŞ will be divided into separate functional companies for energy transmission, distribution, trading and storage. Law No. 4646 will liberalize and partially privatize the gas sector.
     Agriculture Sector
     TMO: The Turkish Grain Board (TMO), which is associated with the Ministry of Agriculture and Rural Affairs, is an SEE that was previously responsible for support purchases of cereals. However, since June 2002, TMO has acted only as an intervention agency to regulate the market. TMO has 4.5 million tons of storage capacity and has purchase offices throughout Turkey. TMO purchased 2.37 million tons of cereal in 2004.
     TEKEL: The General Directorate of Tobacco, Tobacco Products, Salt and Alcohol Enterprises (TEKEL) is under the privatization program associated with the Ministry of Finance. TEKEL has been assigned to carry out operations mainly in the areas of tobacco, tobacco products, alcoholic drinks, and salt. Until 2001, it was responsible for support purchases of tobacco. Since 2002, TEKEL has purchased the required amount of tobacco by entering into production contracts with farmers. The duties assigned to

TEKEL are carried out by 5 Establishments: the Leaf Tobacco Processing and Trading Establishment, the Cigarette Industry Establishment, the Alcohol Drinks Industries Establishment, Salt Industry Establishment, and the Marketing and Distributions Establishment. In the fourth quarter of 2003, the Alcohol Drinks Industries Establishment was privatized and the rest of the establishments will be privatized soon.
     Railways
     TCDD: TCDD provides passenger and freight transport services as the only railway transportation company in Turkey. As of the end of 2004, TCDD owned over 10,984 miles of track, and approximately 734 locomotives, 993 passenger vehicles and 18,895 wagons. It employs approximately 38,710 people (including its subsidiaries).
PRIVATIZATION
     Privatization is one of today’s most essential and widely recognized macroeconomic policies. It has been on Turkey’s agenda since early 1980s.
     Privatization efforts in Turkey aim not only to reduce the role of the state in the economy, but also to introduce competition into sectors dominated by state-owned enterprises. These efforts also aim to improve corporate efficiency and performance, to attract foreign investment, to enhance capital market development, and to reduce the budget deficit.
     Turkey has one of the fastest growing economies in the world and has reached an attractive and promising structural environment through the development of a free market economy and dynamic capital markets. Nevertheless, as a result of the global economic crisis, domestic legal problems, and two devastating earthquake disasters, Turkey has not been able to achieve the level of privatization that has been anticipated since the late 1990s.
     In 1983, Turkey embarked on a plan to privatize a large part of its public sector by enacting laws permitting the eventual privatization of state-owned assets. Since the passage of the Privatization Law in November 1994, the privatization program has been implemented by the Privatization Administration (the “PA”) under the supervision of the Privatization High Council (“PHC”), to which certain SEEs designated for privatization have been transferred by the Government from the Treasury’s portfolio. Under the Privatization Law, proceeds from the sale of enterprises in the PA’s portfolio are credited to the Privatization Fund. The Privatization Fund is used to finance, among other things, compensation payments for redundancies, payments of salaries, fringe benefits and other rights for employees of privatized companies whose contracts are terminated as well as contributions to capital increases in the shareholdings of the PA, and the liquidation of outstanding debt obligations of companies that have been privatized. A portion of the proceeds from the Privatization Fund are transferred to the Public Participation Fund in order to service debt certificates issued to finance public projects.
     The PHC is the ultimate decision making body for privatization in Turkey. The PHC is composed of four ministers and is chaired by the Prime Minister. While the PA is the executive body for privatization, the Turk Telekom privatization is overseen by an independent committee composed of representatives from related government agencies.
     From 1984-2004, a total of 243 companies, 4 power generators, 6 toll motorways and 2 Bosporus bridges were transferred to the PA portfolio. At the end of 2004, there were 33 companies in the PA portfolio. Total revenue generated from entities within the privatization program from 1985-2004 totaled $14.3 billion, together with $2.3 billion of dividend income and $3.7 billion of other income. Since 1985, proceeds from privatization total $10.4 billion.
     During the past 15 years, the state withdrew completely from sectors such as animal feed, dairy products, forestry products, cement, civil aviation ground handling and catering services, and fuel distribution industries. Furthermore, more than half of the state shares were privatized in textile, tourism, iron and steel, maritime transportation and meat processing sectors.

     Public offerings of companies in the privatization portfolio and large-scale merger and acquisition activity among these companies strengthened the Turkish capital markets by deepening the scale of the Istanbul Stock Exchange (ISE) and broadening the shareholder base. Significant legal amendments pertaining to liberalization have been introduced in sectors like telecommunications, energy and civil aviation.
     In 2000, privatization revenues were expected to reach a target of between $6 billion and $7 billion (approximately 3.5% of GNP). A significant amount was to come from the sale of two GSM licenses, the sale of 20% of Turk Telekom shares and various other energy privatizations. Privatization transactions concluded in 2000 amounted to $5.2 billion in privatization proceeds compared to the $6-7 billion target in the absence of various energy asset sales and the Turk Telekom privatization.
     In 2000, the PA finalized various privatization transactions, including the sale of Turkish Cargo Lines, two insurance companies, Asil Çelik (steel manufacturer), TÜSTAŞ (engineering/consulting company), certain real estate assets of seven companies, 51% of POAS (Petroleum Distribution Company) and the global offering of 25% of TÜPRAŞ (Petroleum Refining Company) shares. In the global offering of TÜPRAŞ shares, which was the largest international sale originating in Turkey and the largest Government offering in history, a total of $1.2 billion worth of stock was placed on the market. As of December 31, 2000, the PA had reached a $2.7 billion implementation level, the highest yearly implementation level ever.
     As a result of the financial crises in Turkey and the global recession in 2001, the 2001 privatization program target could not be accomplished and only $119 million was raised through small scale asset sale transactions in 2001.
     Despite the domestic and global economic crisis, the 2002 privatization program set high targets in the ongoing structural reform program, where $536 million was accumulated in revenues. The highest proceed was attained from the POAŞ global public offering, which accrued $238 million in revenues.
     During 2003, a total of $172 million was accumulated through various transactions. Proceeds generated from block sale implementations were $13 million, while asset sales resulted in revenues of $120 million. Sales at the Istanbul Stock Exchange raised $36 million, and the proceeds of transfers to other public institutions totalled $3 million.
     In 2004, proceeds generated from block sale implementations, including the sales of Esgaz-Bursagaz (gas distribution units), Eti Silver-Chrome-Electrometallurgy and Çayeli Copper, totaled $400 million, while an additional $676 million was raised through asset sales. Together with the $191 million raised in the public offering of Turkish Airlines, total revenue from privatization in 2004 totaled $1.27 billion.
     Turk Telekom
     The privatization of Turk Telecom (TT) has been a major focus, not only in the liberalization of the Turkish telecommunications sector, but also in the overall economic reform in the country.
     After several cancellations by the Turkish Constitutional Court, the legal framework for the privatization of TT was established in 1996 after the enactment of various laws. As a result, independent committees were established to undertake the privitization of 39% of TT shares as set out in the related law.
     On January 29, 2000, Law No. 4502 was passed, and as a result, the following changes to the Turkish telecommunications sector have been made:
•	Independent Regulatory Authority: An Independent Telecommunications Authority was established exclusively for the telecommunications sector.

•	Licensing: An open and transparent licensing regime which incorporates characteristics of the EU licensing system was adopted.

•	Monopoly: TT was granted a monopoly over fixed national and international voice telephony services and infrastructure until December 31, 2003.

•	Commercial Independence: TT’s status was changed so that the company now operates as a private joint stock company.

•	Employee Status: The employment structure was changed to enable it to gradually move from a civil servant regime to a private recruitment service.
     On June 13, 2000, the first block sale tender was opened for the sale of 20% of the Government’s stake in TT. According to the tender specifications, the shares had to be sold to a strategic core investor consortium, which would include at least one international basic telecom operator. Although a number of investors expressed interest from domestic markets, the tender could not be finalized because the requirement relating to the international basic telecom operator was not satisfied.
     To attract interest, an amendment to the Council of Ministers decree was implemented to permit the sale of 33.5% of TT shares (an increase from the previously allocated number (20%) for block sale) plus increased managerial rights. On December 14, 2000 the second block sale tender, for 33.5% of TT and managerial rights, was launched. The block sale tender for 33.5% of Turk Telekom was expected to be finalized in May 2001, but could not be accomplished despite interest from Turkish conglomerates because of insufficient international interest.
     There were both domestic and international factors that hindered the block sale tenders. On May 23, 2001, a new law, Law No. 4673, that would permit the sale of 100% of Turk Telekom except for one “golden share” reserved to the Government to protect national interests was enacted. In addition, according to the terms of the tender, 5% of the shares would be sold to retail domestic investors and employees of TT and the Postal Administration through a public offering, and up to 45% of the shares could be sold to foreign investors. In this new framework, a Tender Committee was established in December 2001. Changes in the telecomunications market and alterations in TT’s product portfolio necessitated a reevaluation of the company. Pursuant to the Council of Ministers Decree that was approved in May 2002, a new Value Assessment Committee was established during July 2002 for the revaluation of TT.
     In April 2003, studies designed to formulate a new sales strategy resulted in a Council of Ministers Principal Decree announcing the decision to sell TT as a whole, with the exception of the satellite business. The Decree required that a minimum of 51% of the Company be offered through either a block sale, a series of public offerings, or a combination of both, depending on market conditions.
     The Decree declared the government’s objective to undertake the TT privatization in an interactive manner by responding to market conditions. In pursuit of this objective, a market testing study was undertaken in İstanbul and London during September and October 2003 in order to determine a new sales strategy in the framework of the global and local telecommunications market. The November 12, 2003 Council of Ministers Decree announcing the new privatization encompasses feedback received during this market testing study.
     As a result of the fierce competition in the mobile telecommunications market, Turkey witnessed the biggest merger and acquisition deal to date. The long-awaited mobile consolidation took place in the middle of 2003 when TT’s GSM subsidiary, Aycell, and its competitor, Aria (owned jointly by Telecom Italia Mobile and İş Bank), merged into a new company called “TT&TIM”. After this consolidation, TT’s exposure to mobile telephony was scaled back to holding 40% of the shares in TT&TIM. Although TT’s mobile exposure decreased in shareholding terms, this merger was highly supported by industry analysts because it was expected to lead to a healthier mobile telecommunications sector and to more promising results from the Company’s operations.
     The official tender process for the block sale of 55% of TT shares started on November 25, 2004. On July 1, 2005 it was announced that Oger Telecom’s bid for 55% of the shares of TT (US$6.55 billion) had been accepted, and the bid was approved by the Turkish competition authority on July 21, 2005. The bid must now be approved by the President of the Council of State. See “Recent Developments — Privatization”.
     In addition, the following recent legal modifications are designed to foster the privatization of TT:
•	The limit of 45% of foreign ownership has been removed;

•	Rights of the golden share were re-defined;

•	The Ministry of Transportation has been authorized to collect overdue receivables from GSM operators;

•	A settlement procedure regarding disputes between GSM operators and TT has began; and

•	The Universal Service Provision Law, which defines the minimum service obligations for telecommunications contracts, became effective on July 16, 2005.
     GSM Licensing
     Within the framework of Law No. 4161, in 1998 two GSM 900Mhz license agreements ($500 million each), each with a term of 25 years, were signed between the Ministry of Transportation and service providers, Turkcell and Telsim. These license agreements require the operators to pay 15% of their gross revenues to the Treasury each month until the termination of their licenses.
     In 1999, the Ministry of Transportation decided that three additional 1800 Mhz licenses would be issued, one to be awarded directly to TT and the other two to be auctioned to capital firms. A Value Assessment Committee was formed to assess the value of the three new licenses. After the minimum license value was approved by the Council of Ministers, the Ministry of Transportation opened a tender in April 2000 for the sale of the licenses.
     The winner of the first tender was announced on April 12, 2000 as the consortium Türkiye İş Bankasi-Telekom Italia (İş Tim), which paid a fee of $2.5 billion, plus VAT. There were no bidders for the second license. In addition, TT was awarded a license in GSM 1800 Mhz frequency range in return for an amount equal to the fee paid in the auction. The license agreements between the Ministry of Transportation and İş Tim were signed on November 13, 2000. At that time, the first tranche of $585 million was paid. The balance of the license fee was paid in February 2001.
EXTRA-BUDGETARY FUNDS
     In 1984, due to increasing budgetary restrictions, the Government established a number of Extra Budgetary Funds (“EBFs”) with the objective of financing the implementation and administration of specific Government programs, such as incentive programs for exports and investment, social and housing programs, and public investment projects. Until 1993, the EBFs were not included in Turkey’s consolidated public budget and had been independently financed and administered. In 1992, the Assembly enacted legislation to include 63 EBFs in the 1993 consolidated budget. In 1998, 62% of the revenues of consolidated EBFs and 9% of revenues of non-consolidated EBFs were appropriated directly to the consolidated budget.
     In 2000 and 2001, a fundamental shift in the structure of EBFs was mandated in order to increase budget coverage and promote fiscal transparency. As a result, sixty-one budgetary funds and eight EBFs were abolished. Currently, there are only five EBFs remaining. Non-consolidated EBFs of continued importance to the Turkish economy are the Privatization Fund, which oversees the privatization of SEEs, the Social Aid and Solidarity Fund, which assists the disabled and poor, the Defense Industries Support Fund, which develops military manufacturing capabilities, and the Support Price Stabilization Fund, which channels certain export and import duties into the subsidy of fertilizers.

     The following table presents, for the years indicated, the operating balance and financing of eleven of the largest EBFs, including the Privatization Fund, the Public Participation Fund, the Mass Housing Fund, the Defense Industries Support Fund and the Support Price Stabilization Fund, and two special accounts, the Petroleum Consumption Tax and the Budget Education Health Tax, each of which has been in continuous existence since 1988 (with the exception of the Privatization Fund, which was established in 1995). In 2002, the consolidated EBF’s balance included only Privitization Defense Solidarity, and Support Price Stabilization Funds.
Table No. 37
Extra-Budgetary Funds

						2005
	2000	2001	2002	2003	2004	(Program)
			(in billions of Turkish Lira)
Revenues	4,235,648	4,593,213	2,733,643	3,280,727	4,265,110	3,945,805
Expenditures	4,969,825	4,065,514	3,661,812	3,311,582	3,919,193	3,818,955
Surplus (Deficit)	(734,177)	527,699	(928,170)	(30,856)	(345,918)	126,850
Financing
Foreign borrowing, net	252,810	(41,839)	205,282	(68,848)	(25,687)	(82,713)
Domestic borrowing, net	481,367	(485,860)	722,888	99,703	(320,230)	(44,137)
Total	734,177	(527,699)	928,170	30,856	(345,918)	(126,850)

Source:	SPO.
     In 2003, revenues from the EBFs were TL3,281 trillion, while expenditures of such EBFs were TL3,312 trillion. This resulted in a deficit of TL31 trillion in 2003, compared with a deficit of TL928 trillion in 2002. In 2004, revenues from the EBFs were TL4,265 trillion, while expenditures of such EBFs were TL3,919 trillion, resulting in a deficit of TL346 trillion. In 2005, a deficit of TL127 trillion is projected for the EBFs.
LOCAL GOVERNMENT
     The operations of local authorities expanded rapidly following the Government’s 1984 decision to decentralize responsibility and to transfer substantial amounts of tax revenues to local authorities. In 2000, total expenditures by local authorities were estimated to increase to TL5,946.7 trillion, and in 2001 total expenditures were estimated to increase to TL9,221.4 trillion. In 2002, total expenditures by local authorities were estimated to increase to TL10,370.9 trillion.
     In 2003, total expenditures by local authorities were estimated to increase to TL14,369 trillion and the deficit was estimated to be TL1,637 trillion. In 2004, total expenditures by local authorities were estimated to increase by 17% to TL16,879 trillion and the deficit was estimated to be TL158 billion.
     The following table presents the operating balance of the local authorities for the years indicated:
Table No. 38

	Local Authorities

	2000	2001	2002	2003	2004(1)
		(in billions of Turkish Lira)
Revenues	5,441,417	8,654,946	10,209,898	12,731,748	16,720,590
Expenditures	5,946,661	9,221,351	10,370,927	14,368,582	16,878,506
Surplus (Deficit)	(505,244)	(566,405)	(161,029)	(1,636,834)	(157,916)

(1)	Provisional estimate.

Source:	SPO.

SOCIAL SECURITY INSTITUTIONS
     Turkey’s three Social Security Institutions (SSIs) have recorded a decreasing deficit (before budgetary transfers) of approximately TL2,600.3 in 2000, representing 1.9% of GNP as a result of structural reforms put into practice in 1999. In 2001, the SSIs experienced a deficit of approximately TL4,439 trillion or 2.5% of GNP. The 2001 budget provided for direct transfers to the social security institutions of TL4,672 trillion. In 2002, SSIs realized a deficit of TL8,267 trillion, representing 3.7% of GNP. In 2003, SSIs experienced a deficit of TL13,353 trillion, representing 3.7% of GNP. In 2004, SSIs realized a deficit of TL18,830 trillion, which is 4.4% of GNP. For 2005, the programmed deficit is TL21,474, amounting to 4.5% of GNP. The low premium collection rates and the increasing rate of health and insurance expenditures are the main factors for the increasing deficit of the social security system.
     The following table summarizes the revenues and expenditures of the SSIs for the years indicated:
Table No. 39
Revenues and Expenditures of Social Security Institutions

						2005
	2000	2001	2002	2003	2004	(Program)
			(in billions of Turkish Lira)
Revenues	8,446,646	12,967,502	19,748,947	27,394,534	30,053,610	35,551,474
Expenditures	10,796,139	17,406,045	28,016,012	45,747,646	48,994,410	57,036,427
Revenue-Expenditure Differences	(2,349,493)	(4,438,543)	(8,267,065)	(13,353,113)	(18,940,800)	(21,484,953)
Budget Transfers	2,395,700	4,672,000	8,295,000	13,312,000	18,914,860	21,474,000
Deficits after Budget Transfers	46,207	233,457	27,935	(41,113)	(25,943)	(10,953)
Fixed Capital Investments	(54,021)	(97,743)	(129,964)	(107,842)	(607,001)	(602,206)
Other	25,000	—	—	—	—	—
Borrowing Requirement	17,186	(135,714)	(102,029)	(148,954)	(632,944)	(613,269)

Source:	SPO, Treasury.
PUBLIC SECTOR FIXED INVESTMENT
     The following table summarizes public sector fixed investment, including that of the SEEs and the EBFs, by economic sector for the years indicated:
Table No. 40
Public Sector Fixed Investment

	2001	2002	2003	2004(1)	2005(2)
		(percentage of total)(3)
Agriculture	10.0	9.2	7.7	8.0	6.8
Mining	1.5	0.7	1.0	1.7	2.0
Manufacturing	4.0	3.2	2.5	3.3	2.4
Energy	13.7	20.8	18.8	16.0	14.8
Transport and communication	27.1	27.5	26.1	31.3	32.4
Tourism	0.6	0.8	0.7	0.6	0.5
Housing	0.9	0.8	1.0	1.1	1.3
Education	13.7	12.1	14.0	11.5	11.1
Health	5.9	5.1	5.6	5.7	6.3
Other services	22.5	19.8	22.9	21.00	22.4

Total	100.0	100.0	100.0	100.0	100.0
Total (billions of TL)	11,108,742	17,320,079	17,615,000	20,028,000	25,437,000

(1)	Provisional.
(2)	Program.
(3)	At current prices.

Source:	SPO.

PUBLIC SECTOR BORROWING REQUIREMENT
     In 2000, the consolidated budget deficit was TL13,264 trillion, representing 10.6% of GNP. Consolidated budget primary surplus as a share of GNP increased from 2.0% in 1999 to 5.7% in 2000. The Public Sector Borrowing Requirement (PSBR) was 11.8% of GNP in 2000 due to improvements in the balances of the consolidated budget, and the EBFs and the SEEs that are not under privatization.
     In 2001, the consolidated budget deficit was TL29,036 trillion, representing 16.5% of GNP. Consolidated budget primary surplus as a share of GNP increased from 5.7% in 2000 to 6.8% in 2001. PSBR was 16.4% of GNP in 2001, due to the increase in the consolidated budget deficit.
     In 2002, the consolidated budget deficit was TL40,090 trillion, representing 14.7% of GNP. Primary surplus as a share of GNP decreased to 4.3% in 2002 from 6.8% in 2001. PSBR was 12.8% of GNP in 2002, due to a decline in consolidated budget deficit.
     In 2003, the consolidated budget deficit was recorded as TL40,204 trillion, representing 11.3% of GNP. Consolidated budget primary surplus as a share of GNP increased to 5.3% in 2002 from 3.7% in previous year. PSBR was 8.7% of GNP in 2003, due to a decline in the consolidated budget deficit as a share of GNP and improvement in the financial balances of SEEs.
     In 2004, the consolidated budget deficit was TL30,313 trillion, representing 7.1% of GNP. Due to a decline in the consolidated budget deficit and an improvement in the overall economic performance, PSBR declined to 4.3% of GNP in 2004.
     The net debt of the public sector increased from 63.2% of GNP in 2000 to 126.8% of GNP in 2001. The debt stock figures include the full cost of bank restructuring. The sharp rise in the debt ratio in 2001 was partially a result of temporary factors such as the real depreciation of the Turkish Lira, the decline in GNP, exceptionally high interest rates in the first quarter of 2001, and the high cost of bank restructuring. The stock of government securities issued for bank restructuring increased to approximately 31.5% of GNP in 2001. These figures exclude the swaps that were completed on July 18, 2001. Already existing debt of the public sector (17% of GNP) has been taken over fully by the Treasury.
     In 2003, total public debt stock as a percentage of GNP declined to 83.4%. The net debt of the public sector declined to 70.4% in 2003 from 78.6% in 2002. Nominal interest rates on government securities (on an annual compounded basis) declined to 46.0% in 2003 from 62.7% in 2002.
     In 2004, total public debt stock as a percentage of GNP declined to 77.4%. The net debt of the public sector declined to 63.5% in 2004 from 70.4% in 2003. Nominal interest rates on TL denominated zero coupon government securities (cumulative average) declined to 24.7% in 2004 from 46.0% in 2003.
     The following table sets forth information as to Turkey’s public sector borrowing requirement for the years indicated:
Table No. 41
Public Sector Borrowing Requirement

	2000	2001	2002	2003	2004(1)
			(percentage of GNP)
Consolidated budget	10.9	17.4	14.8	11.3	7.1
Local administrations	0.4	0.3	0.1	0.5	0.1
SSI, UIF and Revolving Funds	(0.4)	(1.2)	(1.2)	(1.4)	(1.3)
Social Security Institutions (SSI)	0.0	(0.1)	0.0	0.0	0.0
Unempoyment Insurance Fund (UIF)	(0.3)	(1.0)	(1.0)	(1.1)	(1.0)
Revolving Funds	(0.1)	(0.1)	(0.2)	(0.3)	(0.3)
Regulatory & Supervisory Agencies	0.0	0.0	0.0	(0.8)	(0.4)
EBFs and SEEs	0.9	(0.1)	(1.0)	(0.9)	(1.1)
SEEs not under privatization	1.6	0.0	(1.1)	(0.4)	(0.4)
EBFs and SEEs under privatization	(0.7)	(0.1)	0.1	(0.5)	(0.7)

Total	11.8	16.4	12.8	8.7	4.3

(1)	Provisional estimate.

Source:	SPO.

DEBT
GENERAL
     In Turkey, the Treasury conducts domestic and external borrowing operations and issues government securities through direct sales, TAP, public offerings and auctions. The Treasury issues various borrowing instruments such as discounted securities, inflation and foreign exchange-indexed securities, foreign exchange-denominated securities, Government Bonds with fixed coupon payments and floating rate notes.
     The Treasury issues two kinds of domestic borrowing securities: (1) Treasury Bills, which have a maturity shorter than one year and (2) Government Bonds, which have a maturity longer than one year. These are considered “marketable” instruments. Auctions are the primary means of borrowing in domestic markets and fixed rate government bonds are the primary external borrowing instruments utilized by Turkey.
     The Treasury issues Government securities through public offerings, direct sales, TAP sales and auctions. A TAP sale is non-auction borrowing method used by the Government to enhance market access pursuant to which the Treasury is permitted to reissue bills or bonds of a specific amount and maturity at any time.
     Turkey has not defaulted on any principal or interest of any external debt represented by bonds issued in public international markets since it began issuing such bonds in 1988. In 1978, 1979 and 1980, Turkey rescheduled an aggregate amount of approximately $3.95 billion of its external debt consisting of commercial and government credits, which represented 20.6% of Turkey’s total outstanding external debt at that time. Turkey initiated the rescheduling to avoid a possible default under its external debt. Since that rescheduling, Turkey has always paid when due the full amount of principal and interest on its direct and indirect external debt. Turkey completed all payments under the rescheduling in July 1992.
     Turkey’s consolidated budget domestic debt was approximately TL224,483 trillion on December 31, 2004, compared with TL194,387 trillion on December 31, 2003. Prior to the February 2001 financial crisis, Turkey’s domestic debt was approximately TL44,428 trillion. The increase in debt stock is mainly because of the securitization of the previously unsecuritized portion of the duty loss stock of public banks and the securities issued for the rehabilitation of banks under the supervision of SDIF (Savings Deposit Insurance Fund), which were fully covered by the Treasury as of May 2001.
     Turkey’s total external debt was approximately $161.8 billion as of December 31, 2004, compared to $145.4 billion as of December 31, 2003.
DOMESTIC DEBT
     Within the framework of the government’s economic program, there have been substantial structural improvements in the Treasury’s domestic debt stock in recent years as a result of strong fiscal performance and improving market sentiment. The domestic debt stock to GNP ratio, which had risen to 69.2% at the end of 2001, has declined in recent years to 54.5% and 52.3% in 2003 and 2004, respectively.
     The financial crisis in February 2001 caused a deterioration in the financial position of the government as well the banking sector. The Treasury’s domestic borrowing cost, which stood at 38% in 2000, rose to 99% in 2001, while the annual average maturity of cash borrowing from the market reduced to 4.8 months from 14.2 months during the same period. In June 2001, the Treasury conducted a major bond swap operation in which short-term securities were exchanged for longer-term bonds in an effort to increase the maturity of debt stock and thus reduce the roll-over risk.
     In continuing efforts to improve the macroeconomic environment, the government launched an economic program in 2001, supported by the IMF, an important aim of which was to rehabilitate the banking sector. As part of this rehabilitation plan, the Treasury issued securities to public banks to cover their duty losses and issued securities to banks under the supervision of the SDIF to improve their balance sheets. The ratio of total domestic debt stock to GNP was affected by the issuance of these “non-cash” securities, and the stock to GNP ratio increased from 29% in 2000 to 69% in 2001.
     As a whole, these banking sector rehabilitation operations did not change the total borrowing requirement of the overall public sector because the banks were already using the market as a source of funding. However, the operations did manage to transform short-term borrowing activity into longer-term holdings for the Treasury and also provided control, flexibility and effective management of the Government’s debt.
     As the economic program continued, several key reforms have been implemented in the area of debt management during the last several years:
•	“The Law on Regulating Public Finance and Debt Management” (Law No:4749) was enacted in 2002 to establish the legal and institutional infrastructure for public debt management.

•	To increase the maturity of the debt stock, the issuance of two-year Floating Rate Notes (FRN) have increased. Besides lengthening the maturity, FRNs are a tool against interest rate risk both for financial markets and for the Treasury itself.

•	To further enhance the liquidity of domestic debt, the primary dealership system for government securities continued to be implemented with a new contract in September 2003. In the last two years, the system contributed to the efficiency in both the primary and secondary market for government securities. The system provides greater depth and reduces volatility in the secondary market and helps to reduce roll-over risk. The primary dealership system aims to create a highly liquid, transparent, and dependable secondary market, which in turn will lead to decreased costs in the primary market.

•	In order to lengthen maturity and smooth out the domestic debt service profile, switching auctions were introduced in October 2003. These auctions have been carried out successfully since that time.
     Market sentiment improved as a result of a strong fiscal performance and from the improvements in debt management, which in turn improved borrowing with respect to cost and maturity. The average maturity of cash borrowing increased to 9.0 months in 2002, 11.5 months in 2003 and 14.7 months in 2004, while the cost of borrowing in TL terms was reduced to 64.2%, 45.1% and 25.6% in 2002, 2003 and 2004, respectively.
     There have also been improvements in the structure of the domestic debt stock. The portion of foreign currency denominated or linked debt in the domestic stock, which was 36% in 2001, declined to 32% in 2002, 22% in 2003 and 18% in 2004, which in turn decreased the overall exchange rate risk. As a result of strategic benchmarks focused on risk analysis, the share of fixed interest rate instruments in total domestic debt stock has also increased to 51.5% in 2004 from 36.3% in 2002. Also, the portion of public sector debt in outstanding domestic debt stock decreased during this period from 52.8% in 2002 to 47.7% in 2003 and to 37.1% in 2004.
     The Treasury aims to continue increasing the maturity of borrowing in the future while pursuing policies to reduce market risk and enhance liquidity and efficiency in both the primary and secondary markets.

     The following tables show the domestic debt securities auctioned in years 2000-2004:
Table No. 42
Treasury Auctions
AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2000

							Sales Amount
							Net Bid
	Auction	Value	Maturity	Average Interest Rate (%)			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in billions of Turkish Lira)

January							5,052,694	3,589,793	2,577,469
13 Month G. Bond	04.01.00	05.01.00	21.02.01	42.97	37.87	37.03	1,795,049	859,380	601,125
3 Month T. Bill	18.01.00	19.01.00	19.04.00	8.52	34.07	38.67	1,226,504	620,715	572,000
16 Month G. Bond	18.01.00	19.01.00	23.05.01	50.23	37.31	35.30	2,031,140	2,109,699	1,404,344

February							3,302,807	3,154,348	2,369,966
3 Month T. Bill	08.02.00	09.02.00	10.05.00	9.09	36.36	41.62	1,088,662	679,629	623,000
12 Month G. Bond	08.02.00	09.02.00	21.02.01	41.66	40.12	39.84	2,214,145	2,474,719	1,746,966

March							2,452,548	2,270,404	1,588,707
14 Month G. Bond	10.03.00	15.03.00	23.05.01	43.99	36.90	35.77	1,672,103	2,065,740	1,434,615
11 Month T. Bill	21.03.00	22.03.00	21.02.01	32.82	35.56	36.00	780,445	204,664	154,093

April							4,561,813	4,555,071	3,400,121
16 Month G. Bond	04.04.00	05.04.00	22.08.01	48.97	35.37	33.36	716,780	731,987	491,388
3 Month T. Bill	18.04.00	19.04.00	19.07.00	8.32	33.30	37.69	746,537	755,018	697,000
14 Month G. Bond	18.04.00	19.04.00	20.06.01	38.72	33.01	32.18	3,098,496	3,068,066	2,211,733

May							4,805,599	2,933,262	2,227,770
15 Month G. Bond	09.05.00	10.05.00	22.08.01	43.07	33.43	32.05	2,394,945	992,496	693,692
3 Month T. Bill	15.05.00	17.05.00	16.08.00	8.76	35.02	39.89	1,223,559	748,236	688,000
13 Month G. Bond	23.05.00	24.05.00	20.06.01	40.95	38.02	37.53	1,187,096	1,192,530	846,078

June							2,292,108	1,633,241	1,088,145
14 Month G. Bond	06.06.00	07.06.00	22.08.01	50.09	41.35	39.82	2,292,108	1,633,241	1,088,145

July							2,427,782	1,366,331	1,089,544
12 Month G. Bond	18.07.00	19.07.00	18.07.01	32.55	32.55	32.55	1,506,093	1,037,289	782,544
3 Month T. Bill	25.07.00	26.07.00	25.10.00	7.18	28.72	31.96	921,689	329,043	307,000

August							5,242,917	3,788,789	2,852,109
3 Month T. Bill	14.08.00	16.08.00	15.11.00	7.06	28.24	31.37	1,607,437	897,151	838,000
11 Month T. Bill	22.08.00	23.08.00	18.07.01	29.76	32.93	33.41	1,867,718	1,244,844	959,321
18 Month G. Bond	22.08.00	23.08.00	20.02.02	56.13	37.42	34.58	1,767,763	1,646,794	1,054,788

September							479,360	235,425	154,197
17 Month G. Bond	05.09.00	06.09.00	20.02.02	52.68	36.04	33.58	479,360	235,425	154,197

October							1,853,500	1,579,464	1,127,215
16 Month G. Bond	03.10.00	04.10.00	20.02.02	52.76	38.11	35.80	549,805	681,461	446,155
3 Month T. Bill	23.10.00	25.10.00	24.01.01	8.94	35.77	40.85	522,856	248,386	228,000
14 Month G. Bond	24.10.00	25.10.00	12.12.01	43.38	38.24	37.38	780,838	649,616	453,061

November							1,477,663	1,324,839	989,840
3 Month T. Bill	13.11.00	15.11.00	14.02.01	8.80	35.20	40.12	461,690	258,941	238,000
13 Month G. Bond	14.11.00	15.11.00	12.12.01	41.77	38.79	38.28	1,015,973	1,065,898	751,840

2000 TOTAL							33,948,791	26,430,967	19,465,085

AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2001

							Sales Amount
							Net Bid
	Auction	Value	Maturity	Average Interest Rate (%)			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in billions of Turkish Lira)

January							2,931,699	2,859,333	2,070,151
14 Month G. Bond	05.01.01	08.01.01	20.02.02	75.29	67.17	64.99	382,294	935,999	534,976
6 Month T. Bill	05.01.01	08.01.01	11.07.01	29.78	58.91	67.47	1,810,942	1,488,787	1,147,175
3 Month T. Bill	23.01.01	24.01.01	25.04.01	12.00	47.98	57.33	738,463	434,546	388,000

February							2,810,834	3,212,612	2,955,249
3 Month T. Bill	13.02.01	14.02.01	16.05.01	14.26	57.03	70.43	1,163,103	916,350	802,000
1 Month T. Bill	20.02.01	21.02.01	21.03.01	7.11	92.43	144.23	1,647,731	2,296,263	2,153,249

March							5,480,992	4,391,649	3,285,876
3 Month T. Bill	20.03.01	21.03.01	27.06.01	33.65	124.99	193.71	5,480,992	4,391,649	3,285,876

April							4,984,114	4,863,840	3,330,408
4 Month T. Bill	03.04.01	04.04.01	08.08.01	37.32	107.83	150.00	1,368,834	1,482,688	1,079,694
6 Month T. Bill	10.04.01	11.04.01	10.10.01	57.50	115.00	148.06	840,939	794,091	504,184
8 Month T. Bill	17.04.01	18.04.01	05.12.01	64.88	102.24	119.89	1,200,100	1,203,620	729,995
3 Month T. Bill	24.04.01	25.04.01	25.07.01	20.50	82.00	110.83	404,171	253,049	210,000
6 Month T. Bill	24.04.01	25.04.01	10.10.01	40.15	87.00	107.80	1,170,069	1,130,393	806,535

May							6,117,635	5,711,088	4,145,959
5 Month T. Bill	01.05.01	02.05.01	19.09.01	28.85	75.00	93.28	1,182,999	848,843	658,804
10 Month T. Bill	08.05.01	09.05.01	06.03.02	69.96	84.60	89.91	588,798	957,700	565,492
3 Month T. Bill	15.05.01	16.05.01	15.08.01	17.37	69.48	89.78	1,485,948	884,976	753,999
6 Month T. Bill	22.05.01	23.05.01	21.11.01	32.29	64.58	75.00	1,745,040	1,936,967	1,464,192
10 Month T. Bill	22.05.01	23.05.01	06.03.02	53.62	68.00	72.37	1,036,935	1,072,010	697,846
13 Month G. Bond	29.05.01	30.05.01	26.06.02	88.31	82.00	79.98	77,914	10,593	5,625

June							4,580,248	6,295,272	5,064,868
3 Month T. Bill	05.06.01	06.06.01	05.09.01	16.39	65.56	83.50	470,644	144,625	124,260
6 Month T. Bill	12.06.01	13.06.01	05.12.01	32.62	67.85	79.90	251,028	190,698	143,792
3 Month T. Bill	19.06.01	20.06.01	26.09.01	17.05	63.34	79.47	1,201,994	1,546,774	1,321,440
4 Month T. Bill	26.06.01	27.06.01	07.11.01	26.98	73.85	92.29	2,656,582	4,413,175	3,475,375

July							3,492,450	2,922,595	2,117,977
5 Month T. Bill	03.07.01	04.07.01	05.12.01	31.73	75.00	91.82	240,780	266,403	202,233
8 Month T. Bill	10.07.01	11.07.01	06.03.02	54.75	83.74	95.00	874,718	1,190,140	769,056
7 Month T. Bill	17.07.01	18.07.01	06.02.02	49.19	88.20	104.89	149,088	557,459	374,693
3 Month T. Bill	24.07.01	25.07.01	24.10.01	17.69	70.78	91.88	2,227,865	908,593	771,995

August							3,062,418	3,554,965	2,802,390
5 Month T. Bill	07.08.01	08.08.01	09.01.02	31.15	73.63	89.83	2,004,925	2,415,006	1,841,394
3 Month T. Bill	14.08.01	15.08.01	14.11.01	18.62	74.49	98.00	1,057,493	1,139,958	960,996

September							1,914,877	1,271,774	1,019,949
4 Month T. Bill	04.09.01	05.09.01	26.12.01	21.33	69.00	86.96	605,182	321,643	265,314
3 Month T. Bill	11.09.01	12.09.01	26.11.01	19.40	67.25	84.91	655,808	474,068	397,042
5 Month T. Bill	25.09.01	26.09.01	06.03.02	33.13	74.90	90.97	653,888	476,063	357,594

October							2,567,490	2,276,262	1,839,275
6 Month T. Bill	02.10.01	03.10.01	03.04.02	39.12	78.25	93.56	522,922	604,658	434,616
3 Month T. Bill	09.10.01	10.10.01	09.01.02	17.79	71.15	92.49	580,154	524,577	445,355
3 Month T. Bill	23.10.01	24.10.01	23.01.02	15.61	62.43	78.62	1,043,690	795,376	688,000
5 Month T. Bill	30.10.01	31.10.01	03.04.02	29.62	70.00	84.62	420,723	351,652	271,303

November							6,030,585	7,259,364	5,535,800
5 Month T. Bill	06.11.01	07.11.01	03.04.02	27.58	68.30	82.80	2,461,775	2,800,047	2,194,677
8 Month T. Bill	06.11.01	07.11.01	26.06.02	48.23	76.00	85.94	514,646	1,125,995	759,618
3 Month T. Bill	13.11.01	14.11.01	13.02.02	14.90	59.61	74.31	1,442,461	1,240,944	1,079,994
7 Month T. Bill	20.11.01	21.11.01	26.06.02	39.35	66.01	74.48	1,611,703	2,092,378	1,501,512

December							4,633,445	5,367,631	4,132,659
7 Month T. Bill	04.12.01	05.12.01	10.07.02	41.00	68.77	77.95	1,149,963	1,697,976	1,204,238
5 Month T. Bill	11.12.01	12.12.01	08.05.02	24.94	61.75	73.55	1,485,986	1,478,800	1,183,632
3 Month T. Bill	14.12.01	19.12.01	20.03.02	14.35	57.42	71.01	923,176	859,950	752,000
6 Month T. Bill	25.12.01	26.12.01	10.07.02	34.06	63.25	72.34	1,074,320	1,330,905	992,789

2001 TOTAL							48,606,787	49,986,384	38,300,560

AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2002

							Sales Amount
							Net Bid
	Auction	Value	Maturity	Average Interest Rate (%)			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in billions of Turkish Lira)

January							5,392,889	6,202,107	4,759,796
5 Month T. Bill	08.01.02	09.01.02	29.05.02	22.91	59.58	70.99	1,311,100	1,553,115	1,263,584
8 Month T. Bill	08.01.02	09.01.02	04.09.02	42.20	64.54	71.34	2,412,070	3,236,380	2,275,920
4 Month T. Bill	15.01.02	16.01.02	08.05.02	18.00	58.50	71.24	845,131	501,845	425,293
3 Month T. Bill	21.01.02	23.01.02	24.04.02	14.56	58.25	72.25	824,589	910,768	795,000

February							3,698,570	2,772,878	1,963,802
1 Year G. Bond	05.02.02	06.02.02	05.02.03	69.54	69.54	69.54	1,474,205	1,316,505	776,501
3 Month T. Bill	12.02.02	13.02.02	15.05.02	13.98	55.92	68.78	1,409,566	661,082	580,000
6 Month T. Bill	26.02.02	27.02.02	28.08.02	30.96	61.91	71.49	814,800	795,292	607,301

March							5,055,605	6,020,883	4,341,125
6 Month T. Bill	05.03.02	06.03.02	28.08.02	28.99	60.30	69.80	1,716,055	2,035,694	1,578,192
11 Month T. Bill	05.03.02	06.03.02	05.02.03	61.69	66.83	68.30	1,599,436	2,433,182	1,504,801
7 Month T. Bill	12.03.02	13.03.02	23.10.02	37.74	61.32	68.25	795,483	705,386	512,132
3 Month T. Bill	18.03.02	20.03.02	19.06.02	13.49	53.95	65.88	944,630	846,621	746,000

April							9,273,857	9,892,266	7,334,611
7 Month T. Bill	02.04.02	03.04.02	23.10.02	30.87	55.35	62.00	3,281,257	4,169,314	3,185,815
1 Year G. Bond	09.04.02	10.04.02	09.04.03	58.00	58.00	58.00	2,436,575	2,555,806	1,617,595
8 Month T. Bill	16.04.02	17.04.02	11.12.02	34.00	52.00	56.46	2,013,254	2,075,926	1,549,201
3 Month T. Bill	22.04.02	24.04.02	24.07.02	11.12	44.49	52.48	1,542,771	1,091,220	982,000

May							6,197,793	6,875,038	5,260,826
11 Month T. Bill	07.05.02	08.05.02	09.04.03	48.74	52.80	53.74	1,936,322	2,462,975	1,655,907
6 Month T. Bill	07.05.02	08.05.02	06.11.02	24.33	48.65	54.57	1,056,378	1,161,571	934,298
3 Month T. Bill	13.05.02	15.05.02	14.08.02	11.59	46.35	55.05	1,350,574	1,401,535	1,256,000
5 Month T. Bill	28.05.02	29.05.02	06.11.02	22.27	50.35	57.55	1,003,629	1,008,001	824,404
9 Month T. Bill	28.05.02	29.05.02	05.03.03	42.48	55.23	58.45	850,890	840,957	590,217

June							6,231,819	7,906,571	6,262,311
3 Month T. Bill	17.06.02	19.06.02	18.09.02	14.13	56.50	69.64	1,527,491	1,650,207	1,445,961
7 Month T. Bill	18.06.02	19.06.02	08.01.03	36.15	64.82	73.90	1,398,152	2,148,200	1,577,810
4 Month T. Bill	25.06.02	26.06.02	06.11.02	21.65	59.25	70.97	2,065,580	2,434,437	2,001,205
6 Month T. Bill	25.06.02	26.06.02	08.01.03	35.27	65.50	75.25	1,240,595	1,673,727	1,237,336

July							9,492,323	9,084,819	7,101,419
5 Month T. Bill	02.07.02	03.07.02	11.12.02	27.10	61.27	71.97	411,044	378,389	297,713
5 Month T. Bill	09.07.02	10.07.02	11.12.02	27.18	64.25	76.53	2,557,845	3,311,700	2,603,891
8 Month T. Bill	09.07.02	10.07.02	05.03.03	46.69	71.40	79.67	1,015,227	1,105,724	753,805
3 Month T. Bill	23.07.02	24.07.02	23.10.02	12.97	51.89	62.89	2,897,732	1,247,218	1,104,000
7 Month T. Bill	23.07.02	24.07.02	05.03.03	42.10	68.42	77.00	1,413,107	1,825,890	1,284,897
4 Month T. Bill	30.07.02	31.07.02	13.11.02	15.02	52.07	62.44	1,197,368	1,215,898	1,057,114

August							8,963,207	7,045,950	5,310,854
9 Month T. Bill	06.08.02	07.08.02	07.05.03	47.56	63.42	68.00	1,406,353	1,162,417	787,735
3 Month T. Bill	12.08.02	14.08.02	13.11.02	12.25	48.99	58.75	1,888,620	1,190,944	1,061,000
9 Month T. Bill	13.08.02	14.08.02	07.05.03	46.04	63.00	67.90	1,892,273	1,758,960	1,204,448
5 Month T. Bill	27.08.02	28.08.02	22.01.03	21.21	52.51	61.00	2,365,253	1,620,546	1,337,015
8 Month T. Bill	27.08.02	28.08.02	07.05.03	42.62	61.57	67.00	1,410,708	1,313,083	920,655

September							4,346,705	4,809,349	3,847,546
5 Month T. Bill	03.09.02	04.09.02	22.01.03	20.25	52.64	61.50	1,885,436	1,996,731	1,660,542
10 Month T. Bill	03.09.02	04.09.02	02.07.03	53.95	65.24	68.50	980,523	1,317,310	855,672
3 Month T. Bill	16.09.02	18.09.02	18.12.02	12.32	49.27	59.14	1,480,746	1,495,308	1,331,333

October							6,906,543	8,443,149	5,923,621
9 Month T. Bill	08.10.02	09.10.02	02.07.03	47.76	65.35	70.61	1,782,454	2,832,077	1,916,721
3 Month T. Bill	21.10.02	23.10.02	22.01.03	11.67	46.68	55.50	2,487,587	1,319,933	1,182,000
10 Month T. Bill	22.10.02	23.10.02	27.08.03	51.90	61.34	63.90	2,636,501	4,291,139	2,824,900

November							8,169,442	7,822,416	6,241,333
4 Month T. Bill	05.11.02	06.11.02	19.03.03	17.09	46.77	54.00	2,373,848	2,791,085	2,383,726
8 Month T. Bill	05.11.02	06.11.02	02.07.03	34.02	52.03	56.50	2,328,771	1,995,085	1,488,613
3 Month T. Bill	12.11.02	13.11.02	05.02.03	9.51	41.20	48.23	1,740,160	1,473,970	1,346,000
1 Year G. Bond	26.11.02	27.11.02	03.12.03	52.72	51.72	51.50	1,726,664	1,562,276	1,022,994

December							7,842,928	10,009,019	7,638,605
6 Month T. Bill	02.12.02	03.12.02	21.05.03	20.34	43.81	49.00	1,459,040	1,578,787	1,311,941
5 Month T. Bill	10.12.02	11.12.02	21.05.03	19.90	45.00	50.74	1,429,359	2,099,133	1,750,677
12 Month T. Bill	10.12.02	11.12.02	03.12.03	50.13	51.11	51.33	2,046,262	3,525,376	2,348,253
3 Month T. Bill	16.12.02	18.12.02	19.03.03	9.82	39.28	45.45	1,685,164	1,429,842	1,302,000
12 Month T. Bill	17.12.02	18.12.02	03.12.03	48.63	50.57	51.00	1,223,103	1,375,880	925,734

2002 TOTAL							81,571,680	86,884,446	65,985,848

AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2003

							Sales Amount
							Net Bid
	Auction	Value	Maturity	Average Interest Rate (%)			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in billions of Turkish Lira)

January							8,737,178	11,402,022	8,219,679
5 Month T. Bill	07.01.03	08.01.03	18.06.03	22.12	50.00	57.10	955,586	1,369,368	1,121,376
9 Month T. Bill	07.01.03	08.01.03	08.10.03	42.00	56.00	59.61	719,788	1,553,085	1,093,729
5 Month T. Bill	14.01.03	15.01.03	18.06.03	21.03	49.70	57.00	1,335,994	1,254,146	1,036,251
3 Month T. Bill	20.01.03	22.01.03	24.04.03	10.87	43.00	50.41	2,119,007	1,626,440	1,467,000
12 Month G. Bond	21.01.03	22.01.03	28.01.04	59.91	58.78	58.50	3,606,804	5,598,983	3,501,324

February							7,373,019	10,669,089	7,427,460
3 Month T. Bill	03.02.03	05.02.03	14.05.03	10.93	40.60	47.00	1,701,338	1,059,381	955,000
12 Month T. Bill	04.02.03	05.02.03	28.01.04	57.10	58.22	58.49	2,485,384	4,889,345	3,112,312
5 Month T. Bill	04.02.03	05.02.03	16.07.03	20.80	47.03	53.31	1,456,239	1,872,451	1,550,015
12 Month G. Bond	25.02.03	26.02.03	03.03.04	57.33	56.25	55.99	1,730,058	2,847,913	1,810,133

March							7,930,395	11,866,641	8,056,915
9 Month T. Bill	04.03.03	05.03.03	08.10.03	31.60	53.00	58.50	451,050	618,717	470,163
12 Month G. Bond	04.03.03	05.03.03	03.03.04	62.50	62.50	62.50	2,286,975	3,862,449	2,376,874
3 Month T. Bill	17.03.03	19.03.03	18.06.03	12.18	48.70	58.34	1,140,069	1,193,004	1,063,515
5 Month T. Bill	18.03.03	19.03.03	13.08.03	19.51	48.30	55.47	867,866	1,020,572	853,984
12 Month T. Bill	18.03.03	19.03.03	03.03.04	57.09	59.37	59.95	3,184,436	5,171,899	3,292,379

April							9,169,974	13,608,238	9,635,825
4 Month T. Bill	07.04.03	09.04.03	13.08.03	16.76	48.43	56.48	1,434,743	1,914,745	1,639,845
6 Month T. Bill	08.04.03	09.04.03	08.10.03	25.29	50.59	56.99	918,119	1,458,563	1,164,108
12 Month G. Bond	08.04.03	09.04.03	28.04.04	67.43	63.75	62.79	2,812,235	5,511,471	3,291,837
10 Month T. Bill	22.04.03	24.04.03	18.02.04	44.63	54.15	56.48	2,170,537	3,469,722	2,399,035
3 Month T. Bill	22.04.03	24.04.03	23.07.03	9.88	39.96	46.39	1,834,340	1,253,736	1,141,000

May							11,365,061	15,492,078	10,852,833
6 Month T. Bill	05.05.03	07.05.03	05.11.03	22.15	44.30	49.20	1,043,367	1,254,738	1,027,217
10 Month T. Bill	06.05.03	07.05.03	18.02.04	40.85	51.80	54.40	1,825,448	2,694,891	1,913,372
12 Month G. Bond	06.05.03	07.05.03	26.05.04	57.44	54.31	53.59	3,226,679	4,672,361	2,967,650
3 Month T. Bill	12.05.03	14.05.03	13.08.03	9.15	36.62	41.96	1,735,753	1,676,618	1,536,000
6 Month T. Bill	20.05.03	21.05.03	05.11.03	19.57	42.40	47.29	715,592	926,604	774,956
14 Month G. Bond	20.05.03	21.05.03	07.07.04	62.01	54.66	53.00	2,818,222	4,266,866	2,633,638

June							8,656,777	9,805,395	7,315,978
5 Month T. Bill	03.06.03	04.06.03	05.11.03	17.35	41.00	45.95	397,753	505,374	430,670
13 Month G. Bond	10.06.03	11.06.03	07.07.04	52.98	49.20	48.40	2,495,865	2,979,842	1,947,863
3 Month T. Bill	16.06.03	18.06.03	17.09.03	8.68	34.71	39.49	2,082,639	1,723,613	1,586,000
11 Month T. Bill	16.06.03	18.06.03	09.06.04	48.21	49.15	49.35	2,440,116	3,303,118	2,228,746
5 Month T. Bill	17.06.03	18.06.03	05.11.03	15.21	39.54	44.50	1,240,404	1,293,448	1,122,700

July							10,444,057	15,032,604	11,088,623
5 Month T. Bill	01.07.03	02.07.03	19.11.03	15.21	39.54	44.50	1,951,271	2,411,019	2,092,717
14 Month G. Bond	01.07.03	02.07.03	18.08.04	59.57	52.50	50.96	4,774,943	8,704,628	5,455,103
4 Month T. Bill	15.07.03	16.07.03	19.11.03	13.33	38.50	43.54	1,685,517	1,976,205	1,743,804
3 Month T. Bill	22.07.03	23.07.03	22.10.03	8.00	32.00	36.05	2,032,326	1,940,752	1,797,000

August							10,732,462	10,217,888	7,815,672
3 Month T. Bill	11.08.03	13.08.03	12.11.03	7.65	30.60	34.29	2,373,744	1,932,310	1,795,000
8 Month T. Bill	12.08.03	13.08.03	07.04.04	25.54	39.06	41.60	1,358,269	1,596,898	1,272,041
14 Month G. Bond	12.08.03	13.08.03	22.09.04	47.63	42.70	41.80	3,607,196	3,069,725	2,079,309
8 Month T. Bill	26.08.03	27.08.03	07.04.04	21.85	35.50	37.86	1,008,350	976,036	801,043
13 Month G. Bond	26.08.03	27.08.03	22.09.04	41.46	38.50	38.00	2,384,902	2,642,918	1,868,279

September							2,866,154	1,999,126	1,718,168
3 Month T. Bill	15.09.03	17.09.03	17.12.03	6.93	27.73	30.75	1,639,077	1,240,416	1,160,000
13 Month G. Bond	16.09.03	17.09.03	22.09.04	35.93	35.25	35.14	1,227,077	758,710	558,168

October							6,504,693	7,088,956	5,859,303
6 Month T. Bill	07.10.03	08.10.03	07.04.04	14.25	28.50	30.53	1,416,466	1,699,216	1,487,272
13 Month G. Bond	07.10.03	08.10.03	27.10.04	32.29	30.53	30.29	3,027,957	3,804,726	2,876,031
3 Month T. Bill	20.10.03	22.10.03	21.01.04	5.95	23.80	26.01	2,060,270	1,585,014	1,496,000

November							10,498,214	12,442,825	10,161,006
9 Month T. Bill	04.11.03	05.11.03	21.07.04	20.46	28.75	29.90	1,720,845	2,392,640	1,986,274
14 Month G. Bond	04.11.03	05.11.03	15.12.04	33.71	30.22	29.75	3,715,982	4,694,543	3,511,096
3 Month T. Bill	11.11.03	12.11.03	11.02.04	5.94	23.75	25.95	2,290,158	1,934,404	1,826,000
6 Month T. Bill	18.11.03	19.11.03	05.05.04	11.86	25.71	27.50	1,536,726	1,731,904	1,548,218
13 Month G. Bond	18.11.03	19.11.03	15.12.04	31.02	28.80	28.51	1,234,504	1,689,335	1,289,419

December							4,519,419	5,364,883	4,348,117
5 Month T. Bill	02.12.03	03.12.03	05.05.04	10.93	25.84	27.79	752,709	777,810	701,164
14 Month G. Bond	02.12.03	03.12.03	26.01.05	34.05	29.51	28.91	2,576,642	3,453,707	2,576,466
3 Month T. Bill	16.12.03	17.12.03	17.03.04	5.87	23.50	25.65	1,190,068	1,133,366	1,070,487

2003 TOTAL							98,797,400	124,989,744	92,499,580

AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2004

							Sales Amount (Inc. Switching)
							Net Bid
	Auction	Value	Maturity	Average Interest Rate (%)			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in billions of Turkish Lira)

January							8,267,706.4	11,522,077.7	9,612,900.2
3 Month T. Bill	19.01.04	21.01.04	21.04.04	6.31	25.25	27.74	2,464,395.2	2,452,634.0	2,306,996.5
14 Month G. Bond	20.01.04	21.01.04	23.03.05	29.68	25.30	24.80	2,425,596.4	3,121,679.2	2,407,251.7
7 Month T. Bill	27.01.04	28.01.04	11.08.04	13.20	24.52	25.90	1,642,885.2	2,487,200.4	2,197,093.3
14 Month G. Bond	27.01.04	28.01.04	23.03.05	28.10	24.35	23.94	1,734,829.5	3,460,564.2	2,701,558.7
February							7,848,214.7	8,275,023.5	6,907,296.9
3 Month T. Bill	10.02.04	11.02.04	12.05.04	5.83	23.30	25.42	2,732,879.5	1,651,934.7	1,561,000.0
7 Month T. Bill	17.02.04	18.02.04	08.09.04	13.03	23.37	24.57	1,306,406.3	1,724,836.0	1,525,967.6
14 Month G. Bond	17.02.04	18.02.04	27.04.05	28.22	23.66	23.18	3,808,929.0	4,898,252.9	3,820,329.3
March							8,814,550.4	12,109,532.6	9,691,466.4
18 Month G. Bond	01.03.04	03.03.04	24.08.05	38.17	25.78	24.40	2,103,906.2	4,364,184.6	3,158,531.1
7 Month T. Bill	02.03.04	03.03.04	13.10.04	14.57	23.69	24.74	1,629,546.9	2,870,986.5	2,505,769.8
14 Month G. Bond	02.03.04	03.03.04	27.04.05	28.71	24.88	24.45	1,977,204.4	3,468,897.2	2,695,165.5
3 Month T. Bill	15.03.04	17.03.04	16.06.04	5.52	22.06	23.95	1,332,000.0	1,405,464.2	1,332,000.0
April							13,514,756.5	13,244,677.3	10,837,029.1
8 Month T. Bill	06.04.04	07.04.04	24.11.04	14.22	22.41	23.31	1,493,031.4	2,373,037.6	2,077,544.5
17 Month G. Bond	06.04.04	07.04.04	24.08.05	31.49	22.75	21.86	2,017,342.1	3,580,479.0	2,722,923.1
3 Month T. Bill	20.04.04	21.04.04	21.07.04	5.39	21.57	23.38	2,187,000.0	2,304,934.6	2,187,000.0
7 Month T. Bill	27.04.04	28.04.04	24.11.04	13.31	23.08	24.19	831,093.5	1,235,084.5	1,089,962.8
17 Month G. Bond	27.04.04	28.04.04	05.10.05	35.93	24.91	23.72	2,033,346.5	3,751,141.6	2,759,598.7
May							14,073,900.9	11,902,717.8	9,846,287.3
7 Month T. Bill	04.05.04	05.05.04	24.11.04	13.99	25.08	26.45	674,596.2	944,774.4	828,858.7
3 Month T. Bill	10.05.04	12.05.04	11.08.04	6.12	24.49	26.84	1,675,000.0	1,777,569.9	1,675,000.0
7 Month T. Bill	11.05.04	12.05.04	24.11.04	14.91	27.69	29.44	324,370.8	502,781.8	437,551.7
17 Month G. Bond	11.05.04	12.05.04	05.10.05	46.00	32.77	30.94	997,821.5	1,841,739.7	1,261,468.9
6 Month T. Bill	25.05.04	26.05.04	10.11.04	12.37	26.81	28.76	2,013,632.7	3,137,458.1	2,791,990.4
12 Month G. Bond	25.05.04	26.05.04	25.05.05	29.70	29.70	29.70	1,910,536.2	3,698,393.9	2,851,417.6
June							8,201,307.4	6,513,759.9	5,492,805.1
5 Month T. Bill	08.06.04	09.06.04	10.11.04	10.76	25.44	25.44	1,271,449.9	2,047,566.9	1,848,608.0
12 Month T. Bill	08.06.04	09.06.04	25.05.05	26.84	27.92	27.92	1,386,842.5	2,457,906.8	1,937,765.4
3 Month T. Bill	14.06.04	16.06.04	15.09.04	5.72	22.90	22.90	912,000.0	964,204.9	912,000.0
13 Month G. Bond	15.06.04	16.06.04	06.07.05	31.42	29.71	29.71	515,014.4	1,044,081.3	794,431.8
July							11,352,445.1	11,504,730.0	9,346,466.8
7 Month T. Bill	06.07.04	07.07.04	09.02.05	15.11	25.35	26.62	1,524,921.6	2,916,778.4	2,533,918.0
17 Month G. Bond	06.07.04	07.07.04	07.12.05	39.02	27.42	26.05	2,041,853.4	4,210,155.5	3,028,366.4
3 Month T. Bill	20.07.04	21.07.04	20.10.04	5.76	23.04	25.11	1,970,000.0	2,083,483.7	1,970,000.0
12 Month T. Bill	20.07.04	21.07.04	06.07.05	26.47	27.52	27.66	1,099,977.9	2,294,312.3	1,814,182.3
August							15,825,799.6	16,919,941.9	13,661,321.5
3 Month T. Bill	09.08.04	11.08.04	10.11.04	5.64	22.55	24.52	2,579,000.0	2,724,361.0	2,579,000.0
11 Month T. Bill	10.08.04	11.08.04	06.07.05	23.44	25.93	26.23	620,307.9	2,149,783.0	1,741,601.9
18 Month G. Bond	10.08.04	11.08.04	22.02.06	41.05	26.68	25.05	922,865.5	3,798,963.8	2,693,222.5
6 Month G. Bond	17.08.04	18.08.04	23.02.05	11.95	23.01	24.28	1,543,572.5	4,246,629.7	3,793,380.8
18 Month G. Bond	17.08.04	18.08.04	22.02.06	40.16	26.43	24.88	1,559,268.8	4,000,204.4	2,854,116.2
September							9,634,526.6	9,441,863.2	7,415,976.6
15 Month G. Bond	07.09.04	08.09.04	07.12.05	33.77	27.01	26.21	2,769,858.8	2,640,015.0	1,973,600.7
3 Month T. Bill	14.09.04	15.09.04	15.12.04	4.80	19.18	20.61	2,551,253.3	1,494,388.5	1,426,000.0
7 Month T. Bill	20.09.04	22.09.04	06.04.05	13.69	25.42	26.90	1,277,137.8	1,827,086.4	1,607,119.1
19 Month G. Bond	21.09.04	22.09.04	12.04.06	44.46	28.54	26.63	3,036,276.7	3,480,373.2	2,409,256.8
October							9,646,075.7	11,896,455.5	9,849,833.4
10 Month T. Bill	12.10.04	13.10.04	27.07.05	18.42	23.37	23.92	2,911,458.5	2,513,380.4	2,122,345.1
3 Month T. Bill	19.10.04	20.10.04	19.01.05	4.90	19.59	21.07	2,731,992.8	2,072,761.6	1,976,000.0
10 Month T. Bill	26.10.04	27.10.04	10.08.05	18.03	22.87	23.40	1,922,805.5	3,089,115.2	2,617,250.7
18 Month G. Bond	26.10.04	27.10.04	12.04.06	34.68	23.73	22.59	2,079,818.9	4,221,198.3	3,134,237.6
November							13,376,794.7	16,516,308.5	13,309,387.6
3 Month T. Bill	08.11.04	10.11.04	09.02.05	4.90	19.58	21.07	3,734,520.2	2,334,979.4	2,226,000.0
11 Month T. Bill	09.11.04	10.11.04	28.09.05	20.63	23.33	23.62	2,019,721.4	2,434,521.5	2,018,115.6
19 Month G. Bond	09.11.04	10.11.04	24.05.06	37.87	24.62	23.21	2,512,630.0	4,869,010.9	3,531,557.1
7 Month T. Bill	23.11.04	24.11.04	29.06.05	13.14	22.05	23.01	2,213,981.2	3,313,295.2	2,928,418.7
18 Month G. Bond	23.11.04	24.11.04	24.05.06	36.82	24.54	23.24	2,895,941.9	3,564,501.5	2,605,296.0
December							7,175,634.9	11,640,662.8	9,014,870.0
3 Month T. Bill	13.12.04	15.12.04	16.03.05	4.97	19.87	21.40	2,607,854.3	1,434,908.8	1,367,000.0
7 Month T. Bill	14.12.04	15.12.04	27.07.05	13.98	22.72	23.69	1,157,839.1	1,848,071.2	1,621,387.9
19 Month G. Bond	14.12.04	15.12.04	05.07.06	38.68	24.83	23.36	3,409,941.5	8,357,682.7	6,026,482.1
2004 TOTAL							127,731,712.9	141,487,750.6	114,985,640.9

Source:	UT.

     The following tables present the various sales and auctions of securities conducted by Turkey in 2004:
Table No. 43
2004 Sales – Direct Sales and Tap Sales and Public Offers

					Net Amount
					(billion TL, million
	Description	Issue Date	Settlement Date	Maturity	EURO and USD)

January
Direct Sale	3-month-coupon - Indexed To Future Auctions	21.01.2004	15.10.2008	5 years	274,039

Direct Sale	3-month-coupon - Indexed To Future Auctions	28.01.2004	18.01.2006	2 years	513,640
February
Direct Sale	3-month-coupon - Indexed To Future Auctions	18.02.2004	12.11.2008	5 years	214,046
March
Direct Sale	3-month-coupon - Indexed To Future Auctions	17.03.2004	10.12.2008	5 years	256,971
April
Direct Sale	3 month-coupon - Indexed To Future Auctions	14.04.2004	07.10.2009	6 years	182,517
May
Direct Sale	3 month-coupon - Indexed To Future Auctions	12.05.2004	04.11.2009	6 Years	172,053
Direct Sale	Switching – USD	21.05.2004	22.06.2005	13 Months	120,7
June
Direct Sale	3-month-coupon - Indexed To Future Auctions	02.06.2004	25.11.2009	6 Years	130,184
Direct Sale – EURO	Semi annual coupon – (term interest rate) %3,35	09.06.2004	04.06.2008	4 Years	150
Direct Sale - EURO	Semi annual coupon – (term interest rate) %3,95	09.06.2004	02.06.2010	6 Years	150
October
Direct Sale - USD	Quarterly coupon – (term interest rate) %1	27.10.2004	24.10.2007	3 Years	1.000
Direct Sale - EURO	Semi annual – (term interest rate) %2.75	27.10.2004	22.10.2008	4 Years	250
Table No. 44
Auctions for FX Denominated Discounted Securities in 2004

							Net Bid	Sales Amount (Inc. Switching)
	Auction	Value	Maturity	Average Interest Rate (%)			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in millions of USD)
January
18 Month G. Bond	13.01.04	14.01.04	13.07.05	6.25	4.16	4.12	693.9	966.1	909.3
September
12 Month G. Bond	07.09.04	08.09.04	07.09.05	4.55	4.55	4.55	897.4	1,943.1	1,858.4
October
19 Month G. Bond	12.10.04	13.10.04	26.04.06	7.41	4.82	4.76	484.2	1,176.6	1,095.4
TOTAL							2,521.3	4,085.8	3,863.1
Table No. 45
Auctions for FX Denominated Floating Rate Notes in 2004

							Net Bid	Sales Amount (Inc. Switching)
	Auction	Value	Maturity	Average Interest Rate (%)			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound(1)	(in millions of USD)
March
3 Years G. Bond (Semiannually LIBOR+1.85 Couponed)	23.03.04	24.03.04	21.03.07	2.27%	4.53%	4.59%	948.4	773	755
August
3 Years G. Bond (Semiannually LIBOR+1.85 Couponed)	16.08.04	18.08.04	21.03.07	2.03%	4.06%	4.10%	1,350.4	1,547	1,557
November
3 Years G. Bond (Semiannually LIBOR+1.60 Couponed)	30.11.04	01.12.04	28.11.07	2.55%	5.10%	5.16%	2,095.6	2,336	2,284
TOTAL 2004							4,394.4	4,657	4,596

(1)	Based on the assumption that the term interest rate remains the same during the year.

Table No. 46
Fixed Coupon TL Denominated Treasury Auctions in 2004

							Net Bid	Sales Amount (Inc. Switching)
	Auction	Value	Maturity	Average Interest Rate (%)			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in billions of Turkish Lira)

January
2 Year Semi Annual Couponed G. Bond	13.01.04	14.01.04	16.11.05	10.53	21.06	22.17	2,577,820.4	1,627,533.9	1,781,986.8
October

2 Year Semi Annual Couponed G. Bond	19.10.04	20.10.04	17.10.07	10.05	20.09	21.10	2,818,140.5	2,193,284.1	2,188,963.4

TOTAL							5,395,960.9	3,820,818.0	3,970,950.2

Table No. 47
Floating Rate Note Auctions of 2004

							Nominal Bid	Total (including switching)
	Auction	Value	Maturity	Accepted Interest Rate (%)			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound(1)	(billion TL)

3 Month T-Bill Yield + 6% (annual)	20.01.04	21.01.04	18.01.06	7.42	29.66	33.13	2,812,110	3,389,328	3,467,791

3 Month T-Bill Yield + 6% (annual)	16.02.04	18.02.04	18.01.06	7.34	29.37	32.77	1,968,858	2,255,267	2,368,327

3 Month T-Bill Yield + 6% (annual)	16.03.04	17.03.04	15.03.06	6.68	26.73	29.53	2,548,676	2,342,844	2,390,569

3 Month T-Bill Yield + 6% (annual)	26.04.04	28.04.04	15.03.06	6.69	26.77	29.58	2,216,789	1,830,528	1,923,414

3 Month T-Bill Yield + 6% (annual)	04.05.04	05.05.04	15.03.06	7.20	28.80	32.06	838,816	580,239	595,988

3 Month T-Bill Yield + 6% (annual)	15.06.04	16.06.04	14.06.06	7.88	31.54	35.47	951,390	1,139,290	1,095,575

3 Month T-Bill Yield + 6% (annual)	05.07.04	07.07.04	14.06.06	7.95	31.82	35.82	2,020,467	2,516,580	2,453,283

3 Month T-Bill Yield + 6% (annual)	21.09.04	22.09.04	13.09.06	6.68	26.70	29.50	2,257,790	3,119,049	3,063,309

TOTAL							15,614,895	17,173,124	17,358,257

(1)	Based on the assumption that the term interest rate remains the same during the year.
Table No. 48
Switching Auctions of 2004

Securities Issued
Auction	Value			Interest
Date	Date		Maturity Date	Term		Simple	Comp.

22.01.2004	23.01.2004	2 Years G.Bond	16.11.2005	10.53		21.06	22.17

25.03.2004	26.03.2004	2 Years G.Bond (FRN)	15.03.2006	4.88	*	—	—
20.05.2004	21.05.2004	13 Month G. Bond(Discounted - USD)	22.06.2005	6.51		5.97	5.95

Securities Bought Back
	Net Bid	Amount Bought Back
(in billions of TRL)	Amount	Nominal	Net

3 - Year — FX Indexed Securities	493,591	261,824	310,249
3 - Year — FX Indexed Securities	888,462	631,348	736,120
3 - Year — FX Indexed Securities	1,588,927	1,102,253	1,456,649
TOTAL	2,970,980	1,995,424	2,503,017

     The following table presents Turkey’s internal public debt for the years listed:
Table No. 49
Internal Public Debt

	2000	2001	2002	2003	2004 (1)
	(in trillions of Turkish Lira)
Total Domestic Debt	36,420.6	122,157.3	149,869.7	194,386.7	224,482.9
Securitized Debt	36,420.6	122,157.3	149,869.7	194,386.7	224,482.9
Cash	29,422.6	57,879.9	89,271.0	130,484.0	165,579.2
Bonds	27,373.2	40,226.7	52,251.1	105,841.9	135,306.9
Bills	2,049.4	17,653.2	37,019.9	24,642.1	30,272.2
Non-Cash	6,998.0	64,277.4	60,598.7	63,902.7	58,903.8
Bonds	6,989.7	61,901.2	60,598.7	63,131.7	58,903.8
Bills	8.3	2,376.2	0.0	771.0	—

(1) Provisional.

Source:	UT.
EXTERNAL DEBT AND DEBT MANAGEMENT
     Turkey’s external debt totaled $118.6 billion as of December 31, 2000, and decreased to $113.7 billion as of December 31, 2001. Turkey’s total external debt has been increasing in recent years, reaching $130.2 billion, $145.4 billion and $161.8 billion at year-end 2002, 2003 and 2004, respectively. During this period, public sector debt accounted for the largest portion of Turkey’s total external debt.
     At the end of 2004, Treasury-guaranteed external debt stock totaled $5.2 billion, representing a decrease of approximately $600 million from the level at the end of 2003. The public sector held 45.7% of the Turkey’s total external debt at the end of 2004, while 10.1% and 23.6% were held by the Central Bank and the private sector, respectively. The consolidated budget external debt was approximately $68.5 million as of December 31, 2004 (92.8% of public sector external debt) compared to $63.4 million as of December 31, 2003.
     The following table sets forth information as to the external public and private debt of Turkey at the end of the periods indicated:
Table No. 50
Outstanding External Public and Private Debt(1)

	2000	2001	2002	2003	2004
	(in millions of U.S. dollars)
Outstanding External Debt by Maturity
Total Outstanding Debt	118,568	113,658	130,219	145,367	161,846
Short Term	28,301	16,403	16,424	23,013	31,940
Medium-Long Term	90,267	97,255	113,795	122,354	129,906

Outstanding External Debt by Borrower	118,568	113,658	130,219	145,367	161,846
Short Term(2)	28,301	16,403	16,424	23,013	31,940
Central Government	1,000	0	0	0	0
CBRT	653	752	1,655	2,860	3,287
CBRT Loans	26	20	15	11	1
Dresdner Bank Program	627	732	1,640	2,849	3,286
Deposit Money Banks	16,900	7,997	6,344	9,692	13,801
Other Sectors	9,748	7,654	8,425	10,461	14,852

Medium-Long Term	90,267	97,255	113,795	122,354	129,906
Public Sector	47,685	46,176	63,707	69,643	73,857
General Government	42,462	41,232	59,150	65,532	70,325
Central Government	39,535	38,759	56,824	63,423	68,546
Local Administrations	2,306	1,834	1,594	1,480	1,286

	2000	2001	2002	2003	2004
	(in millions of U.S. dollars)
Extra Budgetary Funds	549	522	621	534	418
Universities	6	22	25	28	24
Other Public Sector(3)	1,717	1,504	996	796	688
State Owned Enterprises	3,506	3,441	3,562	3,316	2,844
CBRT	13,429	23,591	20,340	21,504	18,114
CBRT Loans	3,705	13,643	8,068	7,272	2,995
Dresdner Bank Scheme	9,724	9,948	12,272	14,232	15,119
Private Sector	29,153	27,488	29,748	31,206	37,935
Financial	7,581	4,789	4,590	4,923	7,729
Banks	4,550	3,211	3,016	3,081	5,392
Non-Bank Financial Enterprises	3,032	1,578	1,574	1,842	2,337
Non-Financial	21,571	22,699	25,158	26,283	30,206

Outstanding External Debt by Lender	118,568	113,658	130,219	145,367	161,846
Short Term(2)	28,301	16,403	16,424	23,013	31,940
Commercial Bank Credits	17,306	7,775	5,187	8,260	12,029
Private Lender Credits	10,995	8,628	11,237	14,753	19,911
Medium-Long Term	90,267	97,255	113,795	122,354	129,906
Official Creditors	20,139	30,606	40,070	42,620	40,925
Governmental Organizations	8,705	8,581	9,313	9,460	8,776
Multilateral Organizations	11,434	22,025	30,757	33,160	32,149
Private Creditors(4)	70,127	66,649	73,725	79,734	88,981
Loan	48,279	45,588	50,078	52,543	58,940
Commercial Banks	27,383	27,508	28,576	29,073	33,370
Nonbank Financial Institutions	5,602	3,371	3,291	2,982	2,872
Non-monetary Institutions	4,280	3,941	4,758	4,537	4,620
Off-shore Banks	1,203	731	1,082	1,623	2,921
Private Investment and Development Banks	78	81	92	88	29
Dresdner	9,724	9,948	12,272	14,232	15,119
NGTA	8	8	8	9	9
Other	—	16	1	2	—
Bond Issue	21,849	21,061	23,646	27,191	30,040

(1) Provisional.
(2) Source: CBRT.
(3) T. Development Bank, T. Eximbank.
(4) Since October 1, 2001, CBRT has been responsible for monitoring private sector debt.

Sources:	UT, CBRT.
     The following table presents the currency composition of Turkey’s outstanding public and private external debt at the end of the periods indicated:
Table No. 51
Currency Composition of Outstanding External Debt(1)

	2000	2001	2002	2003	2004
USD	54.30	50.44	46.85	45.79	49.23
DEM	19.53	0.73	0.00	0.00	0.00
EUR/ECU	12.51	30.08	30.61	33.13	33.82
SDR	3.53	12.41	16.91	16.52	13.25
CHF	0.66	0.60	0.55	0.60	0.65
GBP	0.68	0.62	0.59	0.47	0.44
JPY	6.28	4.55	4.08	3.11	2.13
FRF	0.86	0.02	0.00	0.00	0.00
NLG	0.55	0.02	0.00	0.00	0.00
Other (USD)	1.11	0.52	0.42	0.38	0.49

Total	100.00	100.00	100.00	100.00	100.00

(1) Provisional New Times Series Data.

Sources:	UT, CBRT.

     The following tables present the relationship of Turkey’s public and private external debt to other financial indicators for, or at the end of, the periods indicated:
Table No. 52

		Debt Ratios
	2000	2001	2002	2003	2004
	(percentage of total)
T. External Debt/GNP	59.3	78.0	72.0	60.8	54.0
Public Sector/GNP	30.6	47.9	46.5	38.1	30.7
Private Sector/GNP	14.6	18.9	16.4	13.0	12.7
T. External Debt/Exports (FOB)	426.9	362.7	361.1	307.6	256.4
External Debt Service/GNP	11.0	16.9	15.9	11.6	10.2
Ext. Debt Service/Exports (FOB) (2)	79.0	78.6	80.0	58.8	48.3
Interest/GNP	3.2	4.9	3.5	2.9	2.4
Interest/Exports (FOB) (1)	22.7	22.8	17.8	14.8	11.3
Int’l Reserves (net)/Total Ext. Debt	19.5	17.4	21.6	24.2	23.3
Int’l Reserves (net)/Short-term Debt	81.8	120.7	170.9	152.8	117.9
Int’l Reserves (gross)/Total Ext. Debt	18.7	16.5	20.6	23.1	22.2
Int’l Reserves (gross)/Short-term Debt	78.3	114.5	163.2	146.1	112.7
Central Bank Reserves (gross)/Import (CIF)	40.7	45.4	52.0	48.5	36.9
Central Bank Reserves (net)/Import (CIF)	42.5	47.8	54.4	50.7	38.6
Current Account Balance/Central Bank Reserves (gross)	(44.3)	18.0	(5.7)	(23.9)	(43.2)
Current Account Balance/Central Bank Reserves (net)	(42.4)	17.1	(5.4)	(22.9)	(41.3)
Current Account Balance/GNP	(4.9)	2.3	(0.8)	(3.4)	(5.2)

(1) Exports (FOB): Excluding shuttle trade and other goods (12-month totals).
(2) GNP ($): GNP (TL)/Average USD exchange rate.

Sources:	UT, CBRT, SIS.
Table No. 53
External Debt Service

	2000	2001	2002	2003	2004(1)
	(in millions of U.S. dollars)
Total External Debt Service	21,939	24,623	28,852	27,808	30,497

Principal(2)	15,638	17,489	22,450	20,821	23,349
Interest	6,301	7,134	6,402	6,987	7,148

(1) Provisional
(2) Repayments through bond issues are included.

Source:	CBRT.
     The aggregate amount of scheduled repayment of principal and interest on the medium and long-term external public and private debt of Turkey (disbursed and undisbursed) is set forth below for the periods indicated:
Table No. 54
Medium and Long-Term External Debt Service (1)

	Principal	Interest	Total
	(in millions of U.S. dollars)
2005
Private Sector	11,057	1,348	12,405
Public Sector	11,592	3,425	15,018

Total	22,649	4,773	27,423

2006
Private Sector	8,942	1,536	10,478
Public Sector	14,049	4,300	18,349

	Principal	Interest	Total
	(in millions of U.S. dollars)
Total	22,991	5,836	28,827

2007
Private Sector	4,967	1,244	6,211
Public Sector	11,738	3,462	15,200

Total	16,705	4,706	21,411

2008
Private Sector	3,762	1,005	4,767
Public Sector	7,046	2,741	9,787

Total	10,808	3,746	14,554

2009
Private Sector	3,487	829	4,316
Public Sector	4,165	2,278	6,443

Total	7,652	3,107	10,759

2010
Private Sector	1,849	632	2,481
Public Sector	4,525	1,950	6,475

Total	6,374	2,582	8,956

(1) Provisional; excluding NGTA and Dresdner Bank Program Accounts repayment; cross rates based on March 31, 2005.

Source:	UT.
Table No. 55
External Debt of Turkey (Consolidated Budget)

(issued between January 1,2000 and December 31, 2004)

			Outstanding
	Agreement Date	Currency	Maturity (years)	Amount (USD)
Bond				22,093,287,580.12

Monetary Institutions	Various (10.01.2000 - 30.09.2004)	Various (1)	Various (3.00-30.01)	22,093,287,580.12
Non-Monetary Institutions	(21.02.2000)	(JPY)	(3.10)

Loan				27,694,751.278.82

Govermental Organizations	Various (01.01.2000 - 23.12.2004)	Various (2)	Various (0.80-52.95)	614,778,782.61
Monetary Institutions	Various (04.01.2000 - 31.12.2004)	Various (3)	Various (0.50-35.50)	3,456,321,045.93
Multilateral Organizations	Various (03.02.2000 - 04.10.2004)	Various (4)	Various (1.10-29.98)	23,569.968,011.49
Non-Monetary Institutions	Various (14.01.2000 - 28.09.2001)	Various (USD, JPY)	Various (5.00-9.00)	53,683,438.79

Total				49,788,038,858.93

(1)	EUR, USD, JPY
(2)	DEM, EUR, USD, JPY, KWD, SAR
(3)	DEM, EUR, USD, JPY, GBP, CHF, AED
(4)	EUR, USD, SDR, ISD

Table No. 56
External Debt of Turkey (Public Guaranteed)

Agreement		Debt Disbursed and	Maturity		Interest Rate /
Date	Currency	Outstanding ($)	( Year )	Interest Type	Margin

04.04.2000	USD	1,045,500.00	5.96	Libor 6 Month USD	9.4538
20.06.2001	USD	10,829,000.00	6.94		5.51
20.06.2001	USD	4,733,123.33	5.94	Libor 6 Month USD	2
14.12.2001	USD	25,000,000.00	19.54	Libor 6 Month USD	1

14.01.2000	USD	155,089,594.62	12.17	Libor 3 Month USD	0.02
14.01.2000	USD	20,888,196.95	10.54	Libor 3 Month USD	2.95
29.01.2000	USD		13.58	Libor 6 Month USD	2.15
07.04.2000	USD	16,061,104.92	10.04	Libor 6 Month USD	0.9
07.04.2000	USD	70,395,665.66	10.04		6.25
16.05.2000	EUR	8,639,494.60	5	Euribor 6 Month	2.25
16.05.2000	GBP	599,860.72	5	Libor 6 Month GBP	2.25
16.05.2000	USD	5,477,059.65	5	Libor 6 Month USD	2.25
16.05.2000	USD	13,873,941.75	5	Libor 6 Month USD	2.25
16.05.2000	EUR	144,473,959.66	15.44		6.36
16.05.2000	GBP	12,238,969.31	15.43		7.39
16.05.2000	USD	6,074,187.47	15.44		7.7
16.05.2000	EUR	25,927,273.05	15.43	Euribor 6 Month	0.75
16.05.2000	USD	48,439,843.03	15.44		7.17
16.05.2000	USD	21,145,051.50	15.25		7.27
16.05.2000	USD	2,035,352.54	5.25	Libor 6 Month USD	2,25
16.05.2000	USD	2,603,320.50	5.25	Libor 6 Month USD	2.25
31.05.2000	USD	3,580,000.00	5	Libor 6 Month USD	1.75
18.08.2000	USD	14,508,528.55	5	Libor 6 Month USD	1
09.02.2001	USD	50,911,062.28	12.53	Libor 3 Month USD	1
09.02.2001	USD	7,462,828.05	10.1	Libor 3 Month USD	2.25
30.04.2001	EUR	6,579,460.79	11.39		5.58
27.02.2002	USD	28,980,000.00	11.84	Libor 6 Month USD	0.15
15.03.2002	USD	54,397,302.27	12.28	Libor 3 Month USD	0.35
15.03.2002	USD	5,596,555.50	4.7	Libor 3 Month USD	1.75
02.07.2002	USD	51,318,372.20	11		5.3
02.07.2002	USD	8,099,359.64	5.5	Libor 6 Month USD	1.75
07.08.2002	EUR	4,353,955.96	7.73	Libor 6 Month Euro	0.25
07.08.2002	USD	4,863,238.60	5	Libor 6 Month USD	1.75
07.08.2002	EUR	2,054,119.43	4.99	Libor 6 Month Euro	1.75
15.12.2004	USD		5	Libor 6 Month USD	1.75

21.12.2001	USD	7,207,963.03	5.01	Libor 6 Month USD	1.75

28.11.2000	USD		2.88	Libor 1 USD	2.15
05.12.2000	EUR	39,164,291.40	17.98		3
21.03.2001	USD		3.38	Libor 1 Month USD	0.6
10.07.2001	EUR	78,454,714.12	11.93		4
11.10.2001	EUR		20	Libor 6 Month Euro	0.3
27.11.2001	USD	7,793,950.02	3.1		2
				European Investment
14.12.2001	EUR	78,181,921.91	20.48	Bank 3 Months Rate	2.5

Agreement		Debt Disbursed and	Maturity		Interest Rate /
Date	Currency	Outstanding ($)	( Year )	Interest Type	Margin

12.02.2002	USD	2,740,476.67	3.03	Libor 1 Month USD	1.505
				European Investment
28.02.2002	EUR	58,640,800.00	17.62	Bank 3 Months Rate	3.5
22.05.2002	USD		1.24		3.5
02.04.2003	EUR	251,284,135.00	11.95	Euribor 6 Month	2.33
				World Bank
				Fixed-Spread Loan
20.02.2004	USD	176,286,238.22	15.9	Rates - USD	0.5
04.03.2004	EUR	170,452,592.10	14.27	Euribor 6 Month	2.4
30.11.2004	EUR		11.29	Libor 1 Euro	3.5

RISK MANAGEMENT
     When the Law on Regulating Public Finance and Debt Management (Law No. 4749) came into effect in April of 2002, regulations regarding debt management came under a unique legal regulation. A debt authority was created by delegating authority to the Minister, who is in charge of the Undersecretariat of Treasury, so as to provide the realizations of operations which would create liabilities in the name of general government. Under Law No. 4749, the operations concerning debt and receivable management will be announced to the public with quarterly Debt Management Reports. Thus, transparency, accountability and efficiency have been increased in debt management, and regulations relating to fiscal and quasi-fiscal operations coming out of the budget have increased fiscal discipline.
     Moreover, the Law No. 4749 implements an active risk management strategy and takes measures to limit the potential effects of contingent liabilities incurred by the state. In this context, to establish the necessary legal and organizational infrastructure for the management of public debt and receivables on the basis of risk analysis, a Risk Management unit (one of the most fundamental and important units of the organizations responsible for public debt management) was created. In addition, a Debt Management Committee has been set up within the Undersecretariat of the Treasury to ensure coordination and efficiency in debt management.
     With the help of this institutional infrastructure, the risk management unit has been fully operational from the beginning of 2004 and continues to produce its routine assigned duties such as providing monthly short-term risk monitoring notes to the Debt Management Committee and publishing quarterly debt management reports (in May 2004, the fifth report was published). Furthermore, the Risk Management Unit formulates an interim debt sustainability model for the medium-term and produces a preliminary valuation of the portfolio of explicit contingent liabilities of the state and a preliminary list of implicit liabilities of the state. Also, the Risk Management Unit is able to produce cash flow reports, gap reports, duration reports and pilot medium-term borrowing scenarios in order to evaluate financial risks.
     The performance-based borrowing strategy aims to enhance transparency and the effectiveness of public debt management at a minimum cost with a prudent level of risk. This strategic benchmark was implemented in 2004. Major components of this strategy, which are determined in accordance with the aforementioned cost and risk analysis, are as follows:
•	to raise funds mainly in TL;

•	to use fixed-rate TL instruments as a major source of domestic borrowing;

•	to increase the average maturity of domestic borrowing to over one year, including foreign exchange-denominated and indexed debt, taking into account market conditions; and

•	to keep a certain level of cash reserves throughout the year to reduce the liquidity risk associated with cash and debt management.
     Within this framework, the debt management strategy actively emphasizes the basic principles of transparency, accountability and predictability. Continued fiscal discipline, a strong primary surplus in 2004 and the implementation of strategic benchmarks have made an effective debt management structure possible, which in turn has reduced risk premiums.
     Important progress has been achieved in reducing the public debt ratio. After reaching its highest level of 90.5% in 2001, the net public debt stock to national income ratio declined to 63.5% at the end of 2004. Moreover, as a result of borrowing policies aimed to reduce high interest rates and the foreign exchange sensitivity of the debt stock, the share of floating rate and foreign currency denominated debt decreased gradually. To illustrate, the share of floating rate debt stock fell to 46% at the end of 2004, from 55% at the same time in 2002, and the share of foreign currency denominated debt stock fell to 42% from 58% during the same period.